
07079579


1st Acceptance
CORPORATION

2007 Annual Report

TO OUR STOCKHOLDERS:

It goes without saying that the past fiscal year was a disappointing one for First Acceptance Corporation. A much higher than anticipated loss ratio resulted in a significant reduction in our income before taxes from $27.0 million in fiscal year 2006 to $0.9 million in fiscal year 2007. Our operating results were further impacted by a $16.9 million non-cash write-down of our deferred tax asset related to net operating loss carryforwards that have expired or that we now estimate we may not be able to utilize. Therefore, on an after-tax basis we reported a $16.7 million net loss for fiscal year 2007 as compared with $28.1 in net income for fiscal year 2006.

Premiums earned, our most significant revenue source, increased by $91.9 million, or 44%, to $300.7 million for fiscal year 2007, from $208.8 million for fiscal year 2006. The majority of our premium growth was in Florida and Texas, where we opened 81 locations in fiscal year 2006; Chicago, where we acquired 72 locations in January 2006; and South Carolina, where we opened 21 locations in the second half of fiscal year 2006. Our total number of insured policies in force at June 30, 2007 increased 13% to 226,974 from 200,401 at June 30, 2006.

At June 30, 2007, we operated 462 stores compared with 460 stores at June 30, 2006. During fiscal 2007 we opened 18 new retail locations and closed 16. Following our expansion into five new states during 2005 and 2006, we did not enter any new additional states during fiscal 2007. We continue to operate in 12 states and are licensed in another 13 states where we do not currently write insurance.



Our loss and loss adjustment expense ratio during 2007 increased to 80.4 % from 67.5% for fiscal year 2006. This increase was primarily the result of a significant, unanticipated increase in severity, primarily in Florida and Georgia. Our entry into new states and rapid growth in the last several years has made the process of estimating our loss reserves more difficult. As a result, we experienced volatility in our loss ratio during 2007 that directly impacted our results.

We believe the most effective way for us to improve our loss ratio will be through efforts to ensure the adequacy of our pricing. In January 2007, we hired a new head of product management with significant experience in rate making for the non-standard automobile insurance sector. We have recently filed new rates in several states, and we expect to file new rates in certain other states in the near term.

We are also evaluating the underwriting profitability of all of our retail stores, and will continue to focus on improving the results of our underperforming stores. We also have initiated a thorough review of our claims-handling operations. This process is being led by our new head of claims, who joined the Company in March 2007. Moreover, we have and will continue to add experienced analysts to support our product, actuarial, claims and finance initiatives.

I once again want to thank our now more than 1,300 employees for their dedication and hard work. I would also like to thank our Board of Directors for their guidance throughout this difficult year.

Fiscal year 2008 will be a challenging one for FAC, as we anticipate a tough, competitive environment in the coming year. We do however, offer you, our stockholders, our commitment to undertake the necessary initiatives towards improving our financial performance. We appreciate all of your patience and support.

Sincerely,



Steve Harrison
President and Chief Executive Officer

October 5, 2007


Acceptance
INSURANCE
NO BIG
DOWN
PAYMENT
AUTO
INSURANCE


Acceptance
INSURANCE
91-D
Acceptance
INSURANCE

Board of Directors

Gerald J. Ford
Chairman of the Board
Private investor

Stephen J. Harrison
President and Chief Executive Officer
First Acceptance Corporation

Thomas M. Harrison, Jr.
Executive Vice President and Secretary
First Acceptance Corporation

Rhodes R. Bobbitt
Former Managing Director, Regional Office
Manager of the Private Client Service Group
Credit Suisse First Boston / Donaldson,
Lufkin & Jenrette

Harvey B. Cash
General Partner
InterWest Partners

Donald J. Edwards
Managing Principal
Flexpoint Partners, LLC

Tom C. Nichols
Chairman, President and Chief Executive Officer
State National Bancshares, Inc.

Ambassador Lyndon L. Olson, Jr.
Former President and Chief Executive Officer
Travelers Insurance Holdings, Inc.
Former United States Ambassador to Sweden

William A. Shipp, Jr.
Principal
W. A. Shipp, Jr. & Co.

Board Committees

Audit Committee

William A. Shipp, Jr., Chairman
Rhodes R. Bobbitt
Tom C. Nichols

Compensation Committee

Harvey B. Cash, Chairman
Tom C. Nichols
Lyndon L. Olson, Jr.

Investment Committee

Donald J. Edwards, Chairman
Rhodes R. Bobbitt
William A. Shipp, Jr.

Nominating and Corporate Governance Committee

Rhodes R. Bobbitt, Chairman
Harvey B. Cash
William A. Shipp, Jr.

Corporate Officers

Stephen J. Harrison
President and Chief Executive Officer

Thomas M. Harrison, Jr.
Executive Vice President and Secretary

Edward L. Pierce
Executive Vice President
and Chief Financial Officer

Kevin P. Cohn
Chief Accounting Officer
and Corporate Controller

Michael J. Bodayle
Chief Financial Officer-
Insurance Company Operations

William R. Pentecost
Chief Information Officer

Randy L. Reed
Senior Vice President - Sales and Marketing


OCT 9 2007
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________.

Commission file number 001-12117

FIRST ACCEPTANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**75-1328153**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3322 West End Ave. Ste. 1000, Nashville, Tennessee	**37203**
(Address of principal executive offices)	*(Zip Code)*

(615) 844-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on December 31, 2006, was $183,451,664. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers and beneficial owners of 5% or more of the registrant's common stock are the affiliates of the registrant.

As of September 7, 2007, there were 47,615,289 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

All of the information called for by Part III of this report is incorporated by reference to the Definitive Proxy Statement for our 2007 Annual Meeting of Shareholders, which will be held on November 7, 2007.

FIRST ACCEPTANCE CORPORATION

Table of Contents

			Page
PART I			
	Item 1.	Business	1
	Item 1A.	Risk Factors	14
	Item 1B.	Unresolved Staff Comments	21
	Item 2.	Properties	22
	Item 3.	Legal Proceedings	22
	Item 4.	Submission of Matters to a Vote of Security Holders	22
PART II			
	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
	Item 6.	Selected Financial Data	25
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	39
	Item 8.	Financial Statements and Supplementary Data	40
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	66
	Item 9A.	Controls and Procedures	66
	Item 9B.	Other Information	66
PART III			
	Item 10.	Directors, Executive Officers and Corporate Governance	67
	Item 11.	Executive Compensation	67
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	67
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	67
	Item 14.	Principal Accountant Fees and Services	67
PART IV			
	Item 15.	Exhibits and Financial Statement Schedules	68
SIGNATURES			72

FIRST ACCEPTANCE CORPORATION

PART I

Item 1. Business

General

First Acceptance Corporation (the "Company," "we" or "us") is a retailer, servicer and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. We currently write non-standard personal automobile insurance in 12 states and are licensed as an insurer in 13 additional states. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type, and in most instances who are required by law to buy a minimum amount of automobile insurance. As of August 31, 2007, we leased and operated 462 retail locations, staffed by employee-agents. Our employee-agents exclusively sell insurance products either underwritten or serviced by us.

Our Business Strategy

We have grown as a provider of non-standard personal automobile insurance by adhering to a focused business model and disciplined execution of our operating strategy. Our business model includes the following core strategies:

- *Integrated Operations.* To meet the preference of our customers for convenient, personal service, we have integrated the retail distribution, underwriting and service functions of personal automobile insurance into one system. By doing so, we are able to provide prompt and personal service to meet effectively the insurance needs of our customers, while capturing revenue that would otherwise be shared with several participants under a traditional, non-integrated insurance business model. Our integrated model is supported by both point of sale agency and back office systems.

- *Extensive Office Network.* We emphasize the use of employee-agents as the cornerstone of our customer relationship. We believe our customers value face-to-face contact, speed of service and convenient locations. Consequently, we train our employee-agents to cultivate client relationships and utilize real-time service and information enabled by access to our information systems. As of August 31, 2007, we leased and operated 462 retail sales offices staffed with our employee-agents and strategically located in geographic markets to reach and service our customers.

- *Favorable Customer Payment Plans.* Our customers can initiate insurance coverage with a modest down payment. Any remaining premium is paid in monthly installments over the term of the policy. We believe this modest initial payment and favorable payment plan is a major factor in our success in meeting the market demand for low monthly insurance payments.

- *Strong Sales and Marketing.* We build brand recognition and generate valuable sales leads through extensive use of television advertising, Yellow Pages® advertisements and a broad network of retail sales offices.

- *Efficient Systems.* We have developed systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. All of our retail sales office computers transmit information directly to our central processing computer where policy information, customer profiles, risk assessment and underwriting criteria are entered and stored in our database.

Our Business Model

We believe our operations benefit from our ability to identify and satisfy the needs of our target customers and eliminate many of the inefficiencies associated with a traditional automobile insurance model. We have developed our business model by drawing on significant experience in the auto insurance industry. We are a vertically integrated business that acts as the agency, servicer and underwriter of non-standard personal automobile insurance. We own three insurance company subsidiaries: First Acceptance Insurance Company, Inc. ("FAIC"), First Acceptance Insurance Company of Georgia, Inc. ("FAIC-GA") and First Acceptance Insurance Company of Tennessee, Inc. ("FAIC-TN"). Our retail locations are staffed by employee-agents who exclusively sell insurance products underwritten by us. Our vertical integration, combined with our conveniently located retail locations, enables us to control the point of sale and to retain significant revenue that would otherwise be lost in a traditional, non-integrated insurance business model. We generate additional revenue by fully servicing our book of business, which often allows us to collect policy, billing and other fees.

Our strategy is to offer customers automobile insurance with low down payments, competitive equal monthly payments, convenient locations and a high level of personal service. This strategy makes it easier for our customers to obtain automobile insurance, which is legally mandated in the states in which we currently operate. In addition, we accept customers for our insurance who have previously terminated coverage provided by us without imposing any additional requirements on such customers. Currently, our policy renewal rate (the percentage of policies that are renewed after completion of the full uninterrupted policy term) is approximately 35%, which, due to the payment patterns of our customers, is lower than the average renewal rate of standard personal automobile insurance providers. We are able to accept a low down payment because we process all business through our systems. Our business model and systems allow us to issue policies efficiently and, when necessary, cancel them to minimize the potential for credit loss while adhering to regulatory cancellation notice requirements.

In addition to a low down payment and competitive monthly rates, we offer customers valuable face-to-face contact and speed of service. Many of our customers prefer not to conduct business via the internet or over the telephone. Substantially all of our customers make their payments at our retail locations. For these consumers, our employee-agents are not only the face of our company, but also the preferred interface for buying insurance.

Our ability to process business quickly and accurately gives us an advantage over more traditional insurance companies that produce business using independent agents. Our policies are issued at the point of sale, and applications are processed within two business days, as opposed to the two or more weeks that is often typical in the auto insurance industry. The traditional automobile insurance model typically involves interaction and paperwork exchange between the insurance company, independent agent and premium finance provider. This complicated interaction presents numerous opportunities for miscommunication, delays or lost information. Accordingly, we believe that some of our competitors who rely on the traditional model and independent agents cannot match our efficiency in serving our customer base.

We believe that another distinct advantage of our model over the traditional independent agency approach is that our employee-agents offer a single non-standard insurance product as opposed to many products from many insurance companies. The typical independent agent selling non-standard personal automobile insurance generally has multiple non-standard insurance companies and premium finance sources from which to quote based on agent commission, price and other factors. This means that insurance companies using the independent agent model must compete to provide the most attractive agent commissions and absolute lowest prices to encourage the independent agent to sell their product. Our employee-agents sell our products exclusively. Therefore, we do not have to compete for the attention of those distributing our product on the basis of agent commissions, price or other factors.

Personal Automobile Insurance Market

Personal automobile insurance is the largest line of property and casualty insurance in the United States. According to A.M. Best, for the year ended December 31, 2006, the total premiums paid in the non-standard automobile market segment in the United States were approximately $37 billion, representing approximately 22% of the total personal automobile insurance market. Personal automobile insurance provides drivers with coverage for liability to others for bodily injury and property damage and for physical damage to the driver's vehicle from collision and other perils.

The market for personal automobile insurance is generally divided into three product segments: non-standard, standard and preferred insurance. Non-standard personal automobile insurance is designed to be attractive to drivers who prefer to purchase only the minimum amount of coverage required by law or to minimize the required payment each payment period.

Our Products

Our core business involves issuing automobile insurance policies to individuals who are categorized as "non-standard," based primarily on their inability or unwillingness to obtain coverage from standard carriers due to various factors, including their need for monthly payment plans, failure to maintain continuous insurance coverage or driving record. We believe that a majority of our customers seek non-standard insurance due to their failure to maintain continuous coverage or their need for affordable monthly payments, rather than as a result of poor driving records. The majority of our customers purchase the minimum amount of coverage required by law.

The average six-month premium on our policies currently in force is $678. We allow most customers to pay for their insurance with an initial down payment and five equal monthly installments, which include a billing fee. We believe that our target customers prefer lower down payments and level monthly payments over the payment options traditionally offered by other non-standard providers. Because our proprietary technology enables us to control all aspects of servicing our insurance policies, we can generally cancel the policy of a customer who fails to make a payment, without incurring a credit loss, while remaining within the regulatory cancellation guidelines.

We use a single "product template" as the basis for our rates, rules and forms. Product uniformity simplifies our business and allows speed to market when entering a new state, modifying an existing program or introducing a new program. In addition, our retail agents, underwriters and claims adjusters only need to be trained in one basic set of underwriting guidelines and one basic auto policy. Programming and systems maintenance also is simplified because we have one basic product.

In addition to non-standard personal automobile insurance, we also offer our customers optional products and policies that provide ancillary reimbursements and benefits in the event of an automobile accident. Those products and policies generally provide reimbursements for medical expenses and hospital stays as a result of injuries sustained in an automobile accident, automobile towing and rental, bail bond premiums and ambulance services.

Our Growth Strategy

During fiscal 2007 we focused our efforts on developing our emerging states and anticipate this to continue into fiscal 2008. When appropriate we will, however, explore growth opportunities primarily through three strategies:

- ***Increase the Number of Customers in Existing Geographic Markets***. We intend to work to continue to increase the number of our customers through advertising campaigns and we may open new retail sales offices in some of the states where we currently do business. We believe that the number of our customers will also increase as our recently-added sales offices continue to add new customers.

- ***Expand into New Geographic Markets.*** We currently operate in 12 states and are licensed as an insurer in 13 additional states. We may expand into additional states through the opening of new sales offices and through selective acquisitions.

- ***Pursue Acquisitions of Local Agencies.*** We may selectively pursue acquisitions of local agencies who write non-standard automobile insurance for other insurance companies in our existing markets and in new markets. During 2006, we completed the acquisition of a local insurance agency operation in Chicago, Illinois and in 2005 we completed a similar acquisition in Texas.

Competition

The non-standard personal automobile insurance business is highly competitive. Based upon data compiled from A.M. Best, we believe that, as of December 31, 2006, ten insurance groups accounted for approximately 71% of the approximately $37 billion non-standard personal automobile insurance market segment. We are not a member of these groups. We believe that our primary competition comes not only from national companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in specific regions or states. We compete against other vertically integrated insurance companies and independent agencies that market insurance on behalf of a number of insurers. We compete with these other insurers on factors such as initial down payment, availability of monthly payment plans, price, customer service and claims service. We believe that our significant competitors are the Allstate insurance group, the Berkshire Hathaway insurance group (including GEICO), the Bristol West insurance group, the Direct General insurance group, the Infinity insurance group, the Progressive insurance group, the AIG insurance group, and the State Farm insurance group.

Marketing and Distribution

Our marketing strategy is based on promoting brand recognition of our product and encouraging prospective customers to visit one of our retail locations. Our advertising strategy combines low-cost television advertising with local print media advertising, such as the Yellow Pages®. We market our business under the name "Acceptance Insurance" in all areas except in the Chicago-area, where we use the names "Yale" and "Insurance Plus."

We primarily distribute our products through our retail sales offices. We believe the local office concept is attractive to most of our customers, as they desire face-to-face assistance they cannot receive via the internet or over the telephone. Our advertisements promote local phone numbers that are answered at either the local retail office or one of our regional customer service centers, which are located in Nashville, Tennessee, Chicago, Illinois and Houston, Texas. We provide quotes over the telephone highlighting our low down payment and monthly payments, and direct prospective customers to the nearest local retail office to complete an application. The entire sales process can be completed at the local retail office where the down payment is collected and a policy issued. Future payments can be made either at the local office or mailed to our customer service centers.

During the fiscal year ended June 30, 2007, we generated approximately 97% of our total gross premiums earned from our retail locations. In select geographic areas in Tennessee, four independently-owned insurance agencies write non-standard insurance policies through our insurance company subsidiaries. Although these agencies operate under their own name and transact other insurance business, they write all of their non-standard automobile business through us using our information systems.

Underwriting and Pricing

Our underwriting and rating systems are fully automated, including on-line driving records, where available. We believe that our underwriting and pricing systems provide a competitive advantage to us because they give us the ability to capture relevant pricing information, improve efficiencies, increase the accuracy and consistency of underwriting decisions and reduce training costs. Our systems can be modified easily on a state-by-state basis to reflect new rates and underwriting guidelines.

We set premium rates based on the specific type of vehicle and the driver's age, gender, marital status, driving experience and location. We review loss trends in each of the states in which we operate to identify changes in the frequency and severity of accidents and to assess the adequacy of our rates and underwriting standards. We adjust rates periodically, as necessary and as permitted by applicable regulatory authorities, to maintain or improve underwriting profit margins in each market.

Claims Handling

Non-standard personal automobile insurance customers generally have a higher frequency of claims than preferred and standard insurance customers. We focus on controlling the claims process and costs, thereby limiting losses, by internally managing the entire claims process. We strive to promptly assess claims, manage against fraud, and identify loss trends and capture information that is useful in establishing loss reserves and determining premium rates. Our claims process is designed to promote expedient, fair and consistent claims handling, while controlling loss adjustment expenses.

As of June 30, 2007, our claims operation had a staff of approximately 340 employees, including adjusters, appraisers, re-inspectors, special investigators and claims administrative personnel. We conduct our claims operations out of our Nashville office and through regional claims offices in Tampa, Florida, Chicago, Illinois and Irving, Texas. Our employees handle all claims from the initial report of the claim until the final settlement. We believe that directly employing claims personnel, rather than using independent contractors, results in improved customer service, lower loss payments and lower loss adjustment expenses. In territories where we do not believe a staff appraiser would be cost-effective, we utilize the services of independent appraisers to inspect physical damage to automobiles. The work of independent appraisers is supervised by regional staff appraisal managers.

While we are strongly committed to settling promptly and fairly the meritorious claims of our customers and claimants, we are equally committed to defending against non-meritorious claims. Litigated claims and lawsuits are primarily managed by one of our specially trained litigation adjusters. Suspicious claims are referred to a special investigation unit. When a dispute arises, we seek to minimize our claims litigation defense costs by attempting to negotiate flat-fee representation with outside counsel specializing in automobile insurance claim defense. We believe that our efforts to obtain high quality claims defense litigation services at a fixed or carefully controlled cost have helped us control claims losses and expenses.

Loss and Loss Adjustment Expense Reserves

Automobile accidents generally result in insurance companies making payments (referred to as "losses") to individuals or companies to compensate for physical damage to an automobile or other property and/or an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, report of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to them, which are referred to herein as case reserves. In addition, because accidents are not always reported promptly, insurers estimate incurred but not reported, or IBNR, reserves to cover these expected losses. Insurers also incur expenses in connection with the handling and settling of claims that are referred to as "loss adjustment expenses" and record a liability for the estimated costs to settle their expected unpaid losses.

We are directly liable for loss and loss adjustment expenses under terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all unpaid losses, both case and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of the cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. Other factors, such as inflation, settlement patterns, legislative activity and litigation trends, are also considered. With the assistance of our internal actuarial staff, we review our loss and loss adjustment expense reserve estimates on a quarterly basis and adjust those reserves each quarter to reflect any favorable or unfavorable development as experience develops or new information becomes known.

We have experienced rapid and significant growth in recent years, primarily as a result of expansion into new states which has made the process of estimating reserves more difficult relative to the larger, more mature states. In these new states we initially establish our reserves using our loss experience from other states that we perceive as being similar. As our historical loss experience in these new states continues to develop, we revise our estimates accordingly. As a result, we have experienced volatility in our reported loss and loss adjustment expense that has directly impacted our results of operations and financial condition.

We periodically review our methods of establishing case and IBNR reserves and update them if necessary. Our internal actuarial staff, which includes a fully-credentialed actuary, performs quarterly comprehensive reviews of reserves and loss trends. We also engaged an independent actuarial firm to assess the reasonableness of our reserve estimates at June 30, 2007. We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses at June 30, 2007 are adequate to cover the final net cost of losses and loss adjustment expenses incurred through that date.

The table below sets forth the year-end reserves since the Company began operations as an insurance company with the 2004 acquisition of USAuto Holdings, Inc. ("USAuto") and the subsequent development of these reserves through June 30, 2007. The purpose of the table is to show a "cumulative deficiency or redundancy" for each year which represents the aggregate amount by which original estimates of reserves as of that year-end have changed in subsequent years. The top line of the table presents the net reserves at the balance sheet date for each of the years indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported as of the end of each successive year with respect to those claims. The next portion of the table presents the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments since the end of the respective year. As more information becomes known about the payments and the frequency and severity of claims for individual years, the estimate changes accordingly. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Adverse loss development, which would be shown as a cumulative deficiency in the table, exists when the original reserve estimate is less than the re-estimated reserves. Information with respect to the cumulative development of gross reserves, without adjustment for the effect of reinsurance, also appears at the bottom portion of the table.

In evaluating the information in the table below, you should note that each amount entered incorporates the cumulative effect of all changes in amounts entered for prior periods. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

At June 30 (in thousands)	2004	2005	2006	2007
Net liability for loss and loss adjustment expense reserves, originally estimated	$ 18,137	$ 39,289	$ 61,521	$ 91,137
Cumulative amounts paid as of:				
One year later	13,103	28,024	51,420	
Two years later	16,579	34,754		
Three years later	17,795			
Liability re-estimated as of:				
One year later	17,781	37,741	65,386	
Two years later	17,244	38,226		
Three years later	16,973			
Net cumulative redundancy (deficiency)	1,164	1,063	(3,865)	
Gross liability – end of year	$ 30,434	$ 42,897	$ 62,822	$ 91,446
Reinsurance receivables	12,297	3,608	1,301	309
Net liability – end of year	$ 18,137	$ 39,289	$ 61,521	$ 91,137
Gross re-estimated liability – latest	$ 29,233	$ 41,524	$66,458	
Re-estimated reinsurance receivables – latest	12,260	3,298	1,072	
Net re-estimated – latest	$ 16,973	$ 38,226	$65,386	
Gross cumulative redundancy (deficiency)	$ 1,201	$ 1,373	$ (3,636)	

At June 30, 2007, we had $91.4 million of loss and loss adjustment expense reserves, which included $50.1 million in IBNR reserves and $41.3 million in case reserves, all related to our non-standard personal automobile insurance business. Through September 1, 2004, we maintained quota-share reinsurance, the run-off of which resulted in a reinsurance receivable of $0.3 million that is offset against the gross reserves of $91.4 million in the above table. For a reconciliation of net loss and loss adjustment expense reserves from the beginning to the end of the year for the last two fiscal years, see Note 9 to our consolidated financial statements.

As shown above, for the year ended June 30, 2007, we experienced an adverse net reserve development of $3.9 million. This adverse development increased our loss and loss adjustment expense reserves for prior accident years and decreased our income before income taxes for the 2007 fiscal year. We believe that this development was attributable to (i) the inherent imprecision in estimating reserves, (ii) the limited historical loss experience in our new states which requires more judgment in determining our loss reserve estimates for those states and (iii) an increase in paid frequency in Florida related to the Bodily Injury ("BI") and Personal Injury Protection ("PIP") coverages.

During fiscal 2007, losses for the current accident year were adversely affected by unanticipated volatility, primarily higher severity, in our newer states. We also experienced volatility as a result of an unanticipated change in severity from a greater occurrence of large losses (losses of $10,000 or above) in our mature states. To a lesser extent, we experienced an increase in losses for the current year as a result of a change in our business mix resulting from premium growth in our emerging states. As a result of the effect of these factors on our anticipated development, we experienced an increase in our loss ratio from 67.5% in fiscal 2006 to 80.4% in fiscal 2007.

For the fiscal year ended June 30, 2007, our loss and loss adjustment expense reserves were determined by our internal actuary. Loss and loss adjustment expense reserve estimates were reviewed on a quarterly basis and adjusted each quarter to reflect any favorable or adverse development. Development assumptions were based upon historical accident quarters. We analyzed our reserves for each type of coverage, by state and for loss and loss adjustment expense to determine our loss and loss adjustment expense reserves. To determine the best estimate, we reviewed the results of five estimation methods, including the incurred development method, the paid development method, the incurred Bornhuetter-Ferguson method, the paid Bornhuetter-Ferguson method, and the counts/averages method for each set of data. Each review developed a point estimate for a subset of our business. We did not prepare separate point estimates for our entire business using each of the estimation methods. In determining our loss and loss adjustment expense reserves, we selected different estimation methods as appropriate for the various subsets of our business, and the method selected varied by coverage and by state, and considerations included the number and value of the case reserves for open claims, incurred and paid loss relativities, and suspected biases for each of the procedures. Other factors considered in establishing reserves include assumptions regarding loss frequency and loss severity. We believe assumptions regarding loss frequency are reliable because injured parties generally report their claims within a reasonably short period of time after an accident. Loss severity is more difficult to estimate because severity is affected by changes in underlying costs, including medical costs, jury verdicts and regulatory changes.

Based upon the foregoing, we calculated a single point estimate of our net loss and loss adjustment expense reserves as of June 30, 2007. We believe that estimate is our best estimate of our loss and loss adjustment expense reserves at June 30, 2007. The loss and loss adjustment expense reserves in our financial statements for the fiscal year ended June 30, 2007 are equal to the estimate determined by our internal actuary and were determined to be reasonable by an independent actuarial firm.

We believe the estimate regarding changes in loss severity is the most significant factor impacting the IBNR estimate. We believe that a one percent (1%) increase or decrease over the expected change in loss severity is reasonably likely. A one percent (1%) increase over the expected change in loss severity would result in adverse development of net loss and loss adjustment expense reserve levels at June 30, 2007 of approximately $6.1 million. Conversely, a one percent (1%) decrease in the expected change in loss severity would result in favorable development of net loss and loss adjustment expense reserve levels at June 30, 2007 of approximately $6.0 million.

Reinsurance

Reinsurance is an arrangement in which a company called a reinsurer agrees in a contract, often referred to as a treaty, to assume specified risks written by an insurance company, known as a ceding company, by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies. Insurance companies like us can use reinsurance to reduce their exposures, to increase their underwriting capacity and to manage their capital more efficiently. Through August 31, 2004, our insurance companies relied on quota-share reinsurance to maintain our exposure to loss at or below a level that was within the capacity of our capital resources. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business (for example, 50% of all losses arising from non-standard personal automobile insurance written in a particular state in a particular year) in exchange for a corresponding percentage of premiums, less a ceding commission as compensation for underwriting costs incurred by the ceding company..

Historically, our insurance companies ceded a portion of their non-standard personal automobile insurance premiums and losses to unaffiliated reinsurers in accordance with these contracts. Through August 2004, we had in place a quota share treaty whereby we ceded approximately 50% of the premiums written by our insurance company subsidiaries. Effective September 2004, as a result of available liquidity to increase the statutory capital and surplus of our insurance company subsidiaries, we non-renewed our quota-share reinsurance treaty. In addition, to reduce exposure for certain catastrophic events, through April 2006, we maintained excess-of-loss reinsurance coverage that provided us with coverage for losses up to $4 million less our retention of the first $1 million per event. Effective April 2006, we elected to not renew this reinsurance.

Prior to May 2005, our insurance company subsidiaries were not licensed in the State of Alabama and therefore, through quota-share reinsurance, we assumed a percentage of the premiums our managing general agency subsidiary wrote in Alabama on behalf of two other insurance companies. In May 2005, we obtained an insurance license in Alabama and began writing policies there through one of our insurance company subsidiaries. Although FAIC is licensed in Texas, some of our business there is currently written by a managing general agency subsidiary through a county mutual insurance company and is assumed by us through 100% quota-share reinsurance.

At June 30, 2007, our reinsurance receivables totaled $0.3 million, which reflects the run-off of the quota-share reinsurance. All reinsurance receivables were unsecured and due from Transatlantic Reinsurance Company, a member of American International Group, Inc., which is rated "A+ (Superior)" by A.M. Best.

Technology

The effectiveness of our business model depends in part on the effectiveness of our internally-developed information technology systems. Our information systems enable timely and efficient communication and data-sharing among the various segments of our integrated operations, including our retail sales offices, insurance underwriters and claims processors. We believe that this sharing capability provides us with a competitive advantage over many of our competitors, who must communicate with unaffiliated premium finance companies and with a large number of independent agents, many of whom use different recordkeeping and information systems that may not be fully compatible with the insurance company's systems.

Sales Office Automation. We have emphasized standardization and integration of our systems among our subsidiaries to facilitate the automated capture of information at the earliest point in the sales cycle. All of our retail sales offices transmit information directly to our central office where policy information is added to our systems with little additional handling. Our sales offices also have immediate access to current information on policies through a common network interface or through a distributed database downloaded from our central office. Our systems enable our retail sales offices to process new business, renewals and endorsements and issue policies, declaration pages and identification cards.

Payment Processing. Most of our customers visit our sales offices at least once a month to make a payment on their policies. System-generated receipts are required for all payments collected in our sales offices. Our sales offices generate balancing reports at the end of each day, prepare bank deposit documents and transmit electronically all payment records to our central office. Bank deposits are also made electronically through the use of check-imaging technology. Typically, payments are automatically applied to the applicable policies during the night following their collection in our sales offices. This results in fewer notices of intent to cancel being generated and fewer policies being cancelled that must be reinstated if a customer's late payment is processed after cancellation. We believe that our payment processing methods reduce mailing costs and limit unwarranted policy cancellations.

Ratings

In December 2006, A.M. Best, which rates insurance companies based on factors of concern to policyholders, reaffirmed the ratings of our property and casualty insurance company subsidiaries at "B (Fair)." FAIC-TN did not commence operations until January 2007 and is currently not rated. The "B (Fair)" rating is the seventh highest rating amongst a scale of 15 ratings, which currently range from "A++ (Superior)" to "F (In Liquidation)." Publications of A.M. Best indicate that the "B (Fair)" rating is assigned to those companies that in A.M. Best's opinion have a fair ability to meet their ongoing obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders, and are not recommendations to potential or current investors to buy, sell or hold our common stock.

Financial institutions and reinsurance companies sometimes use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our property and casualty insurance subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our interest or reinsurance costs. We do not believe that the majority of our customers are motivated to purchase our products and services based on our A.M. Best rating.

Regulatory Environment

Insurance Company Regulation. We and our insurance company subsidiaries are regulated by governmental agencies in the states in which we conduct business and by various federal statutes and regulations. These state regulations vary by jurisdiction but, among other matters, usually involve:

- regulating premium rates and forms;
- setting minimum solvency standards;
- setting capital and surplus requirements;
- licensing companies, agents and, in some states, adjusters;
- setting requirements for and limiting the types and amounts of investments;
- establishing requirements for the filing of annual statements and other financial reports;
- conducting periodic statutory examinations of the affairs of insurance companies;
- requiring prior approval of changes in control and of certain transactions with affiliates;
- limiting the amount of dividends that may be paid without prior regulatory approval; and
- setting standards for advertising and other market conduct activities.

Required Licensing. We operate under licenses issued by various state insurance authorities. Such licenses may be of perpetual duration or periodically renewable, provided we continue to meet applicable regulatory requirements. The licenses govern, among other things, the types of insurance coverages and products that may be offered in the licensing state. Such licenses are typically issued only after an appropriate application is filed and prescribed criteria are met. All of our licenses are in good standing. Currently, we hold property and liability insurance licenses in the following 25 states:

Alabama
Arizona
Arkansas
Colorado
Florida
Georgia
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Mississippi
Missouri
Nevada
New Mexico
Ohio
Oklahoma
Pennsylvania
South Carolina
Tennessee
Texas
Utah
Virginia
West Virginia

In addition, as required by our current operations, we hold a managing general agency license in Texas and motor club licenses in Mississippi and Tennessee. To expand into a new state or offer a new line of insurance or other new product, we must apply for and obtain the appropriate licenses.

Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance company subsidiaries conduct business. These regulations require that each insurance company in the holding company system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the holding company domiciled in that state. We have insurance company subsidiaries that are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in each of these states similarly provide that all transactions among members of a holding company system be done at arm's length and be shown to be fair and reasonable to the regulated insurer. Transactions between insurance company subsidiaries and their parents and affiliates typically must be disclosed to the state regulators, and any material or extraordinary transaction requires prior approval of the applicable state insurance regulator. In addition, a change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. In general, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer. To the best of our knowledge, we are in compliance with the regulations discussed above.

Restrictions on Paying Dividends. In the future, we may need to rely on dividends from our insurance company subsidiaries to meet corporate cash requirements. State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's capital and surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Prior approval from state insurance regulatory authorities is generally required in order for an insurance company to declare and pay extraordinary dividends. The payment of ordinary dividends is limited by the amount of capital and surplus available to the insurer, as determined in accordance with state statutory accounting practices and other applicable limitations. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See Note 19 to our consolidated financial statements for a discussion of the ability of our insurance company subsidiaries to pay dividends.

Regulation of Rates and Policy Forms. Most states in which our insurance company subsidiaries operate have insurance laws that require insurance companies to file premium rate schedules and policy or coverage forms for review and approval. In many cases, such rates and policy forms must be approved prior to use. State insurance regulators have broad discretion in judging whether an insurer's rates are adequate, not excessive and not unfairly discriminatory. Generally, property and casualty insurers are unable to implement rate increases until they show that the costs associated with providing such coverage have increased. The speed at which an insurer can change rates in response to competition or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. There are three basic rate administration systems: (i) the insurer must file and obtain regulatory approval of the new rate before using it; (ii) the insurer may begin using the new rate and immediately file it for regulatory review; or (iii) the insurer may begin using the new rate and file it within a specified period of time for regulatory review. Under all three rating systems, the state insurance regulators have the authority to disapprove the rate subsequent to its filing. Thus, insurers who begin using new rates before the rates are approved may be required to issue premium refunds or credits to policyholders if the new rates are ultimately deemed excessive and disapproved by the applicable state insurance authorities. In addition, in some states there has been pressure in the past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. To the best of our knowledge, we are in compliance with all such applicable rate regulations.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liability. To date, we have not received any material unrecoverable assessments.

Investment Regulation. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limitations on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory policyholders' surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's policyholders' surplus and thus, its ability to write additional premiums and pay dividends. To the best of our knowledge, our insurance company subsidiaries are in compliance with all such investment regulations.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval requirements may restrict an insurer's ability to exit unprofitable markets. To the best of our knowledge, we are in compliance with such laws and regulations.

Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. To the best of our knowledge, we are in compliance with all current privacy laws and regulations.

Licensing of Our Employee-Agents and Adjusters. All of our employees who sell, solicit or negotiate insurance are licensed, as required, by the state in which they work, for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and complete a certain number of hours of continuing education. In certain states in which we operate, our insurance claims adjusters are also required to be licensed and are subject to annual continuing education requirements.

Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices which could indicate a general business practice. Unfair claims practices include, but are not limited to:

- misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;
- failing to acknowledge and act reasonably promptly upon communications regarding claims arising under insurance policies;
- failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;
- attempting to settle claims for less than the amount to which a reasonable person would have believed such person was entitled;
- attempting to settle claims on the basis of an application that was altered without notice to or knowledge or consent of the insured;
- making known to insureds or claimants a policy of appealing from arbitration awards in favor of insureds or claimants for the purpose of compelling them to accept settlements or compromises less than the amount awarded in arbitration;
- delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;
- failing to settle claims promptly, where liability has become reasonably clear, under one portion of the insurance policy coverage in order to influence settlements under other portions of the insurance policy coverage; and

- not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We set business conduct policies and conduct regular training to make our employee-adjusters and other claims personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes. To the best of our knowledge, we have not engaged in any unfair claims practices.

Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with states utilizing statutory accounting practices that are different from generally accepted accounting principles ("GAAP"), which reflect our insurance subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. For statutory financial information on our insurance company subsidiaries, see Note 19 to our consolidated financial statements included in this report.

Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance company subsidiaries conduct on-site visits and examinations of the insurers' affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurers, insurance agencies and insurance adjusting companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination. FAIC has been examined by the Tennessee Department of Commerce and Insurance for financial condition through December 31, 2001 and for market conduct through December 31, 2003. FAIC-GA has been examined by the Georgia Department of Insurance for financial condition through December 31, 2004. FAIC-TN received an organizational examination by the Tennessee Department of Commerce and Insurance as of December 4, 2006. None of our insurance company subsidiaries has ever been the subject of a target examination.

Risk-Based Capital. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners, or "NAIC," has adopted a formula and model law to implement risk-based capital, or "RBC," requirements designed to assess the minimum amount of statutory capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. RBC is used to set capital requirements based on the size and degree of risk taken by the insurer and taking into account various risk factors such as asset risk, credit risk, underwriting risk, interest rate risk and other relevant business risks. The NAIC model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. This calculation is performed on a calendar year basis, and at December 31, 2006, both FAIC and FAIC-GA maintained an RBC level that was in excess of an amount that would require any corrective actions on their part. At December 31, 2006, FAIC-TN had not yet commenced operations.

RBC is a comprehensive financial analysis system affecting nearly all types of licensed insurers, including our insurance subsidiaries. It is designed to evaluate the relative financial condition of the insurer by application of a weighting formula to the company's assets and its policyholder obligations. The key RBC calculation is to recast total surplus, after application of the RBC formula, in terms of an authorized control level RBC. Once the authorized control level RBC is determined, it is contrasted against the company's total adjusted capital. A high multiple generally indicates stronger capitalization and financial strength, while a lower multiple reflects lesser capitalization and strength. Each state's statutes also create certain RBC multiples at which either the company or the regulator must take action. For example, there are four defined RBC levels that trigger different regulatory events. The minimum RBC level is called the company action level RBC and is generally defined as the product of 2.0 and the company's authorized control level RBC. The authorized control level RBC is a number determined under the risk-based capital formula in accordance with certain RBC instructions. Next is a regulatory action level RBC, which is defined as the product of 1.5 and the company's authorized control level RBC. Below the regulatory action level RBC is the authorized control level RBC. Finally, there is a mandatory control level RBC, which means the product of 0.70 and the company's authorized control level RBC.

As long as the company's total adjusted capital stays above the company action level RBC (i.e., at greater than 2.0 times the authorized control level RBC), regulators generally will not take any corrective action. However, if an insurance company's total adjusted capital falls below the company action level RBC, but remains above the regulatory action level RBC, the company is required to submit an RBC plan to the applicable state regulator(s) that identifies the conditions that contributed to the substandard RBC level and identifies a remediation plan to increase the company's total adjusted capital above 2.0 times its authorized control level RBC. If a company's total adjusted capital falls below its regulatory action level RBC but remains above its authorized control level RBC, then the regulator may require the insurer to submit an RBC plan, perform a financial examination or analysis on the company's assets and liabilities, and may issue an order specifying corrective action for the company to take to improve its RBC number. In the event an insurance company's total adjusted capital falls below its authorized control level RBC, the state regulator may require the insurer to submit an RBC plan or may place the insurer under regulatory supervision. If an insurance company's total adjusted capital were to fall below its mandatory control level RBC, the regulator is obligated to place the insurer under regulatory control, which could ultimately include, among other actions, administrative supervision, rehabilitation or liquidation.

As of December 31, 2006, FAIC's total adjusted capital was 2.7 times its authorized control level RBC, requiring no corrective action on FAIC's part. As of December 31, 2006, FAIC-GA's total adjusted capital was 3.6 times its authorized control level RBC, requiring no corrective action on FAIC-GA's part. At December 31, 2006, FAIC-TN had not yet commenced operations.

IRIS Ratios. The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound insurance companies to have several ratios with results outside the usual ranges.

As of December 31, 2006, FAIC had four IRIS ratios outside the usual range and FAIC-GA had one IRIS ratio outside the usual range as follows:

- FAIC had a ratio outside the usual range for high investment yield as the calculated yield was above 6.5%. The calculated yield was 18.9% and was inflated as a result of the inclusion of a dividend received during the year from FAIC-GA. Excluding this dividend, the calculated yield would have been 4.0% which is above the low end of the investment yield range of 3%.

- FAIC had a ratio outside of the usual IRIS range for the change in net premiums written, which is plus or minus 33%. Net premiums written increased 82% primarily as the result of FAIC's growth from the development of recently-added retail locations in Florida and Texas and from the acquisition of retail stores in Chicago, Illinois in January 2006.

- FAIC had ratios outside of the usual IRIS range for both the gross and net changes in capital and surplus, which are plus or minus 50% and 25%, respectively. FAIC increased its gross and net capital and surplus by 125% and 83%, respectively, primarily through capital contributions to support its premium growth. The net change in capital and surplus excludes amounts that are paid in. FAIC-GA also had a ratio out of the usual IRIS range for the net change in capital and surplus. On a net basis, FAIC-GA reduced its capital and surplus by 26% which was primarily the result of paying a dividend during the year to FAIC.

These IRIS results were provided to regulators on February 23, 2007. Since that date, no regulatory action has been taken, nor is any such action anticipated.

Employees

As of June 30, 2007, we had approximately 1,350 employees. Our employees are not covered by any collective bargaining agreements.

Available Information

We file reports with the Securities and Exchange Commission, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports from time to time. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, NW, Washington D.C. 20549. The public may obtain information about the operation of the Public Reference Room on-line at www.sec.gov/info/edgar/prrules.htm or by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains our reports, proxy and information statements, and other information filed electronically. These website addresses are provided as inactive textual references only, and the information provided on those websites is not part of this report and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Internet Website

The Company maintains an internet website at the following address: www.firstacceptancecorp.com. The information on the Company's website is not incorporated by reference in this Annual Report on Form 10-K. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

Our loss and loss adjustment expenses may exceed our reserves, which would adversely impact our results of operations and financial condition.

We establish reserves for the estimated amount of claims under terms of the insurance policies underwritten by our insurance company subsidiaries. The amount of the reserve is determined based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process due to a number of factors, including the difficulty in predicting the frequency and severity of claims, the rate of inflation, the rate and direction of changes in trends, ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and broader theories of liability. Any changes in claims settlement practices can also lead to changes in loss payment patterns, which are used to estimate reserve levels. Recently, our ability to accurately estimate our loss and loss adjustment expense reserves has been made more difficult by our rapid growth and entry into new states. If our reserves prove to be inadequate, we will be required to increase our loss reserves and the amount of any such increase would reduce our income in the period that the deficiency is recognized. The historic development of reserves for loss and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Consequently, our actual losses could materially exceed our loss reserves, which would have a material adverse effect on our results of operations and financial condition.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited.

Based on our calculations and in accordance with the rules stated in the Internal Revenue Code of 1986, as amended (the "Code"), we do not believe that any "ownership change," as described in the following paragraph and as defined in Section 382 of the Code, has occurred with respect to our net operating losses ("NOLs") and accordingly we believe that there is no existing annual limitation under Section 382 of the Code on our ability to use NOLs to reduce our future taxable income. We did not obtain, and currently do not plan to obtain, an IRS ruling or opinion of counsel regarding either of these conclusions.

Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership of our total capital stock by more than 50 percentage points in any three-year period. If an ownership change occurs, our ability to use our NOLs to reduce income taxes is limited to an annual amount (the "Section 382 limitation") equal to the fair market value of our stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the Internal Revenue Service. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years within the carryforward period subject to the Section 382 limitation in each year. Regardless of whether an ownership change occurs, the carryforward period for NOLs is either 15 or 20 years from the year in which the losses giving rise to the NOLs were incurred, depending on when those losses were incurred. The earliest losses that gave rise to our remaining NOLs were incurred in 1993 and will expire in 2008. The most recent losses that gave rise to our NOLs were incurred in 2003 and will expire in 2023. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the use of the unutilized portion of that NOL would be permanently prohibited. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation, unless there were another ownership change after those new NOLs arose.

It is impossible for us to state that an ownership change will not occur in the future. In addition, limitations imposed by Code Section 382 and the restrictions contained in our certificate of incorporation may limit our ability to issue additional stock to raise capital or acquire businesses. To the extent not prohibited by our certificate of incorporation, we may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change.

Code Section 269 permits the IRS to disallow any deduction, credit or allowance, including the utilization of NOLs, that otherwise would not be available but for the acquisition of control of a corporation, including acquisition by merger, for the principal purpose of avoiding federal income taxes, including avoidance through the use of NOLs. If the IRS were to assert that the principal purpose of the April 2004 acquisition of USAuto was the avoidance of federal income tax, we would have the burden of proving that this was not the principal purpose. The determination of the principal purpose of a transaction is purely a question of fact and requires an analysis of all the facts and circumstances surrounding the transaction. Courts generally have been reluctant to apply Code Section 269 where a reasonable business purpose existed for the timing and form of the transaction, even if the availability of tax benefits was also an acknowledged consideration in the transaction. We think that Code Section 269 should not apply to the acquisition of USAuto because we can show that genuine business purposes existed for the USAuto acquisition and that tax avoidance was not the principal purpose for the merger. Our primary objective of the merger was to seek long-term growth for our stockholders through an acquisition. To that end, we redeployed a significant amount of our existing capital and offered our existing stockholders the right to make a substantial additional investment in the Company to facilitate the acquisition of USAuto. If, nevertheless, the IRS were to assert that Code Section 269 applied and if such assertion were sustained, our ability to utilize our existing NOLs would be severely limited or extinguished. Due to the fact that the application of Code Section 269 is ultimately a question of fact, there can be no assurance that the IRS would not prevail if it were to assert the application of Code Section 269.

The loss of our President and Chief Executive Officer, Stephen J. Harrison, could negatively affect our ability to conduct our business efficiently and could lead to loss of customers.

Our success is largely dependent on the skills, experience, effort and performance of our President and Chief Executive Officer, Stephen J. Harrison. The loss of the services of Mr. Harrison could have a material adverse effect on us and could hinder our ability to implement our business strategy successfully. We have an employment agreement with Mr. Harrison that does not have a fixed term of employment, but may be terminated by us or Mr. Harrison at any time. We also maintain a "key man" insurance policy for Mr. Harrison.

Our business is highly competitive, which may make it difficult for us to market our core products effectively and profitably.

The non-standard personal automobile insurance business is highly competitive. We believe that our primary insurance company competition comes not only from national insurance companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in a specific region or single state in which we also operate. We believe that our significant competitors are the Allstate insurance group, the Berkshire Hathaway insurance group (including GEICO), the Bristol West insurance group, the Direct General insurance group, the

Infinity insurance group, the Progressive insurance group, the AIG insurance group, and the State Farm insurance group. Some of our competitors have substantially greater financial and other resources than us, and they may offer a broader range of products or competing products at lower prices. Our revenues, profitability and financial condition could be materially adversely affected if we are required to decrease or are unable to increase prices to stay competitive or if we do not successfully retain our current customers and attract new customers.

Our business may be adversely affected by negative developments in the states in which we operate.

We currently operate in 12 states located primarily in the Southeastern and Midwestern United States. For the year ended June 30, 2007, approximately 23% and 18% of our gross premiums earned were generated from non-standard personal automobile insurance policies written in Georgia and Florida, respectively. Our revenues and profitability are affected by the prevailing regulatory, economic, demographic, competitive and other conditions in the states in which we operate. Changes in any of these conditions could make it more costly or difficult for us to conduct business. Adverse regulatory developments, which could include reductions in the maximum rates permitted to be charged, restrictions on rate increases or fundamental changes to the design or implementation of the automobile insurance regulatory framework, could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. In addition, these developments could have a greater effect on us, as compared with more diversified insurers that also sell other types of automobile insurance products, write other additional lines of insurance coverages or whose premiums are not as concentrated in a single line of insurance.

Our business may be adversely affected by negative developments in the non-standard personal automobile insurance industry.

Substantially all of our gross premiums written are generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. In addition, these developments could have a greater effect on us compared with more diversified insurers that also sell other types of automobile insurance products or write other additional lines of insurance.

Our results may fluctuate as a result of cyclical changes in the personal automobile insurance industry.

The non-standard personal automobile insurance industry is cyclical in nature. In the past, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter this market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability. We believe that between 2002 and 2005, the underwriting results in the personal automobile insurance industry improved as a result of favorable pricing and competitive conditions that allowed for broad increases in rate levels by insurers. However, since then we have witnessed a stabilization followed by a reduction in premiums and rates across most states. Given the cyclical nature of the industry, these conditions may negatively impact our revenues and profitability.

Our investment portfolio may suffer reduced returns or losses, which could reduce our profitability.

Our results of operations depend, in part, on the performance of our invested assets. As of June 30, 2007, substantially all of our investment portfolio was invested either directly or indirectly in debt securities, primarily in liquid state, municipal, corporate and federal government bonds and collateralized mortgage obligations. Fluctuations in interest rates affect our returns on, and the fair value of, debt securities. Unrealized gains and losses on debt securities are recognized in other comprehensive income and increase or decrease our stockholders' equity. As of June 30, 2007, the amortized cost of our investment portfolio exceeded the fair value by $2.8 million. We believe the unrealized loss is temporary; however, an increase in interest rates could further reduce the fair value of our investments in debt securities. As of June 30, 2007, the impact of an immediate 100 basis point increase in market interest rates on our fixed maturities portfolio would have resulted in an estimated decrease in fair value of 4.5%, or approximately $7.9 million. In addition, defaults by third parties who fail to pay or perform obligations could reduce our investment income and could also result in investment losses to our portfolio.

We rely on our information technology and communication systems, and the failure of these systems could materially and adversely affect our business.

Our business is highly dependent on the proprietary integrated technology systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. These systems are used in all our operations, including quotation, policy issuance, customer service, underwriting, claims, accounting, and communications. We have a technical staff that develops, maintains and supports all elements of our technology infrastructure. However, disruption of power systems or communication systems could result in deterioration in our ability to respond to customers' requests, write and service new business, and process claims in a timely manner. We believe we have appropriate types and levels of insurance to protect our real property, systems, and other assets. However, insurance does not provide full reimbursement for all losses, both direct and indirect, that may result from such an event.

We may have difficulties in managing our expansion into new markets.

Our future growth plans may include expanding into new states by opening new sales offices, acquiring the business and assets of local agencies and possibly introducing additional insurance products. In order to grow our business successfully, we must apply for and maintain necessary licenses, properly design and price our products and identify, hire and train new claims, underwriting and sales employees. Our expansion will also place significant demands on our management, operations, systems, accounting, internal controls and financial resources. If we fail to do any one of these well, we may not be able to expand our business successfully. Even if we successfully complete an acquisition, we face the risk that we may acquire business in states in which market and other conditions may not be favorable to us. Any failure by us to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in identifying agency acquisition candidates or integrating their operations, which could harm our financial results.

In order to grow our business by acquisition, we must identify agency candidates and integrate the operations of acquired agencies. If we are unable to identify and acquire appropriate agency acquisition candidates, we may experience slower growth. If we do acquire additional agencies, we could face increased costs, or, if we are unable to successfully integrate the operations of the acquired agency into our operations, we could experience disruption of our business and distraction of our management, which may not be offset by corresponding increases in revenues. The integration of operations after an acquisition is subject to risks, including, among others, loss of key personnel of the acquired company, difficulty associated with assimilating the personnel and operations of the acquired company, potential disruption of ongoing business, maintenance of uniform standards, controls, procedures and policies and impairment of the acquired company's reputation and relationships with its employees and clients. Any of these may result in the loss of customers. It is also possible that we may not realize, either at all or in a timely manner, any or all benefits from recent and future acquisitions and may incur significant costs in connection with these acquisitions. Failure to successfully integrate future acquisitions could materially adversely affect the results of our operations.

Our insurance company subsidiaries are subject to statutory capital and surplus requirements and other standards, and their failure to meet these requirements or standards could subject them to regulatory actions.

Our insurance company subsidiaries are subject to risk-based capital standards, which we refer to as RBC standards, and other minimum statutory capital and surplus requirements imposed under the laws of their respective states of domicile. The RBC standards, which are based upon the RBC Model Act adopted by the NAIC, require our insurance company subsidiaries to annually report their results of risk-based capital calculations to the state departments of insurance and the NAIC.

Failure to meet applicable risk-based capital requirements or minimum statutory capital and surplus requirements could subject our insurance company subsidiaries to further examination or corrective action imposed by state regulators, including limitations on their writing of additional business, state supervision or even liquidation. Any changes in existing RBC requirements or minimum statutory capital and surplus requirements may require our insurance company subsidiaries to increase their statutory capital and surplus levels, which they may be unable to do. This calculation is performed on a calendar year basis, and at December 31, 2006, both FAIC and FAIC-GA maintained an RBC level in excess of an amount that would require any corrective actions on their part. At December 31, 2006, FAIC-TN had not commenced operations.

State regulators also screen and analyze the financial condition of insurance companies using the NAIC Insurance Regulatory Information System, or IRIS. As part of IRIS, the NAIC database generates key financial ratio results obtained from an insurer's annual statutory statements. A ratio result falling outside the usual range of IRIS ratios may result in further examination by a state regulator to determine if corrective action is necessary. As of December 31, 2006, FAIC and FAIC-GA had IRIS ratios outside the usual ranges that were reported to the appropriate regulatory authorities, but no regulatory authority has informed the insurance company subsidiaries that it intends to conduct a further examination of their financial condition. We cannot assure you that regulatory authorities will not conduct any such examination of the financial condition of our insurance company subsidiaries, or of the outcome of any such investigation. See "Business – Regulatory Environment."

New pricing, claim and coverage issues and class action litigation are continually emerging in the automobile insurance industry, and these new issues could adversely impact our revenues or our methods of doing business.

As automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims, coverages and business practices may emerge. These issues can have an adverse effect on our business by changing the way we price our products, extending coverage beyond our underwriting intent, requiring us to obtain additional licenses or increasing the size of claims. Recent examples of some emerging issues include:

- concerns over the use of an applicant's credit score or zip code as a factor in making risk selections and pricing decisions;
- a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claims-handling practices, such as total loss evaluation methodology, the use of aftermarket (non-original equipment manufacturer) parts and the alleged diminution in value to insureds' vehicles involved in accidents; and
- consumer groups lobbying state legislatures to regulate and require separate licenses for individuals and companies engaged in the sale of ancillary products or services.

The effects of these and other unforeseen emerging issues could negatively affect our revenues or our methods of doing business.

Due to our largely fixed cost structure, our profitability may decline if our sales volume were to decline significantly.

Our reliance on leased retail sales offices staffed by employee-agents results in a cost structure that has a high proportion of fixed costs. In times of increasing sales volume, our acquisition cost per policy decreases, improving our expense ratio, which we believe is one of the significant advantages of our business model. However, in times of declining sales volume, the opposite would occur. A decline in sales volume could decrease our profitability, cause us to close some of our retail sales offices or lay off some employee-agents to manage our expenses.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events, such as severe winter weather, hurricanes, tornados, windstorms, earthquakes, hailstorms, thunderstorms and fires, and other events, such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions generally result in more automobile accidents, leading to an increase in the number of claims filed and/or the amount of compensation sought by claimants.

In the event that a severe weather condition or other major catastrophe were to occur resulting in property losses to us, we would have to cover such losses using additional resources, which could increase our losses incurred, cause our statutory capital and surplus to fall below required levels or otherwise have a material adverse effect on our results of operations and financial condition.

A few of our stockholders have significant control over us, and their interests may differ from yours.

Three of our stockholders, Gerald J. Ford, our Chairman of the Board; Stephen J. Harrison, our President and Chief Executive Officer; and Thomas M. Harrison, Jr., our Executive Vice President and Secretary, in the aggregate, control 62% of our outstanding common stock. If these stockholders acted or voted together, they would have the power to control the election and removal of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions and proposed amendments to our certificate of incorporation. In addition, this concentration of ownership may delay or prevent a change in control of our company, as well as frustrate attempts to replace or remove current management, even when a change may be in the best interests of our other stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of our company or other stockholders.

Our insurance company subsidiaries are subject to regulatory restrictions on paying dividends to us.

State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance company subsidiaries to pay dividends to us and may require our subsidiaries to obtain the prior approval of regulatory authorities, which could slow the timing of such payments to us or reduce the amount that can be paid. To the extent we may need to rely, in part, on receiving dividends from the insurance company subsidiaries, the limit on the amount of dividends that can be paid by the insurance company subsidiaries may affect our ability to pay dividends to our stockholders. The dividend-paying ability of the insurance company subsidiaries is discussed in Note 19 to the consolidated financial statements.

We and our subsidiaries are subject to comprehensive regulation and supervision that may restrict our ability to earn profits.

We and our subsidiaries are subject to comprehensive regulation and supervision by the insurance departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance and ancillary products, issue policies and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries' ability to operate, change their operations or obtain necessary rate adjustments in a timely manner or may increase our costs and reduce profitability.

Among other things, regulation and supervision of us and our subsidiaries extends to:

- *Required Licensing.* We and our subsidiaries operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverages, agency and claims services and motor club products that we and our subsidiaries may offer consumers in the particular state. Such licenses typically are issued only after the filing of an appropriate application and the satisfaction of prescribed criteria. In addition, the licensing procedures of the states in which we and our subsidiaries operate differ somewhat from state-to-state. We and our subsidiaries must determine which licenses, if any, are required in a particular state and apply for and obtain the appropriate licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product. If a regulatory authority denies or delays granting such new license, our ability to enter new markets quickly or offer new products can be substantially impaired.

Transactions Between Insurance Companies and Their Affiliates. Our insurance company subsidiaries are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be done at arm's length and shown to be fair and reasonable to the regulated insurer. Transactions between our insurance company subsidiaries and other subsidiaries generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of Rates and Policy Forms. The insurance laws of most states in which our insurance company subsidiaries operate require insurance companies to file premium rate schedules and policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to market conditions or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. Generally, state insurance regulators have the authority to disapprove our requested rates. Thus, if as permitted in some states, we begin using new rates before they are approved, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. In addition, in some states, there has been pressure in past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state may be adversely affected.

Investment Restrictions. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory capital and surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's capital and surplus and thus, its ability to write additional premiums and pay dividends.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. To date, none of these restrictions has had an impact on our operations or strategic planning in the states in which we operate. However, these laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval restrictions could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future.

Provisions in our certificate of incorporation and bylaws may prevent a takeover or a change in management that you may deem favorable.

Our certificate of incorporation contains prohibitions on the transfer of our common stock to avoid limitations on the use of the NOL carryforwards and other federal income tax attributes that we inherited from our predecessor. These restrictions could prevent or inhibit a third party from acquiring us. Our certificate of incorporation generally prohibits, without the prior approval of our board of directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock or options would (i) cause any group or person to own 4.9% or more, by aggregate value, of the outstanding shares of our common stock, (ii) increase the ownership position of any person or group that already owns 4.9% or more, by aggregate value, of the outstanding shares of our common stock, or (iii) cause any person or group to be treated like the owner of 4.9% or more, by aggregate value, of our outstanding shares of common stock for tax purposes.

Our certificate of incorporation and bylaws also contain the following provisions that could prevent or inhibit a third party from acquiring us:

- the requirement that only stockholders owning at least one-third of the outstanding shares of our common stock may call a special stockholders' meeting; and

- the requirement that stockholders owning at least two-thirds of the outstanding shares of our common stock must approve any amendment to our certificate of incorporation provisions concerning the transfer restrictions and the special stockholders' meetings.

In addition, under our certificate of incorporation, we may issue shares of preferred stock on terms that are unfavorable to the holders of our common stock. The issuance of shares of preferred stock could also prevent or inhibit a third party from acquiring us. The existence of these provisions could depress the price of our common stock, could delay or prevent a takeover attempt or could prevent attempts to replace or remove incumbent management.

Item 1B. Unresolved Staff Comments

None.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K, the following information regarding our executive officers is included in Part I of this Annual Report on Form 10-K in lieu of being included in the Proxy Statement for the Annual Meeting of Stockholders to be held on November 7, 2007.

The following table sets forth certain information concerning our executive officers:

Name	Age	Position
Stephen J. Harrison...............	55	President and Chief Executive Officer
Thomas M. Harrison, Jr..........	57	Executive Vice President and Secretary
Edward L. Pierce..................	50	Executive Vice President and Chief Financial Officer
Kevin P. Cohn	38	Chief Accounting Officer and Corporate Controller
Michael J. Bodayle...............	51	Chief Financial Officer – Insurance Company Operations
William R. Pentecost	49	Chief Information Officer
Randy L. Reed	51	Senior Vice President – Sales and Marketing

Stephen J. Harrison has served as President and Chief Executive Officer of the Company since April 2004. Mr. Harrison co-founded FAIC, USAuto's predecessor company, in 1995 and served as President and Chief Executive Officer of USAuto from USAuto's inception. He has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., who is Executive Vice President and Secretary of the Company.

Thomas M. Harrison, Jr. has served as Executive Vice President and Secretary of the Company since April 2004. Mr. Harrison co-founded FAIC, USAuto's predecessor company, in 1995 and has served as Vice President and Secretary of USAuto from USAuto's inception. He has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1976 to 1995, Mr. Harrison served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. Mr. Harrison is the brother of Stephen J. Harrison, who is President and Chief Executive Officer of the Company.

Edward L. Pierce has served as Executive Vice President of the Company since August 2006 and Chief Financial Officer since October 2006. From May 2001 through February 2006, Mr. Pierce served as Executive Vice President and Chief Financial Officer and as a director of BindView Development Corporation, a publicly-traded network security software development company. From November 1994 through January 2001, Mr. Pierce held various financial management positions, including Executive Vice President and Chief Financial Officer, with Metamor Worldwide Corporation, a publicly-traded global information technology services company. Previously, Mr. Pierce was Corporate Controller of American Oil and Gas Corporation and a Senior Audit Manager at Arthur Andersen & Co.

Kevin P. Cohn has served as Chief Accounting Officer and Corporate Controller of the Company since October 2006. From May 2001 through May 2006, he served as Vice President, Chief Accounting Officer and Corporate Controller of BindView Development Corporation, a publicly-traded network security software development company. From December 1997 until February 2001, Mr. Cohn was employed by Metamor Worldwide Inc., a publicly-traded global information technology services company, where he was Vice President, Chief Accounting Officer and Corporate Controller. Before that, Mr. Cohn was employed with Ernst & Young LLP as an Audit Manager.

Michael J. Bodayle has served as Chief Financial Officer – Insurance Company Operations of the Company since April 2004. Mr. Bodayle has been Treasurer and Chief Financial Officer of the Company's insurance company subsidiaries since March 2004 and had served as USAuto's Treasurer and Chief Financial Officer since July 1998. He has over 25 years of experience focused primarily in the insurance industry, which includes auditing, financial reporting and insurance agency operations. He has over seven years of public accounting experience and was formerly a Senior Audit Manager with Peat, Marwick, Main (now known as KPMG) from 1980 to 1985. From 1985 to 1996, Mr. Bodayle was Treasurer and Chief Financial Officer for Titan Holdings, Inc., a publicly-traded insurance holding company.

William R. Pentecost has been Chief Information Officer of the Company since April 2004. Mr. Pentecost was USAuto's Chief Information Officer from USAuto's inception in 1995. He has over 15 years experience with insurance company information systems. Mr. Pentecost is also a Chartered Property Casualty Underwriter.

Randy L. Reed has been Senior Vice President – Sales and Marketing of the Company since April 2004. Mr. Reed was USAuto's Vice President – Sales and Marketing since February 1997. Prior to February 1997, Mr. Reed served for over ten years as co-owner and President of Reed Oil Company, Inc., a wholesaler and retailer involved in the oil jobber business.

Item 2. Properties

We lease office space in Nashville, Tennessee for our executive offices (approximately 21,000 square feet) and for our claims and customer service center (approximately 51,000 square feet). We also lease office space in Chicago, Illinois, Tampa, Florida and Irving, Texas for our regional claims offices and in Chicago, Illinois and Houston, Texas for our regional customer service centers. Our retail locations are all leased and typically are located in storefronts in retail shopping centers, and each location typically contains less than 1,000 square feet of space.

Item 3. Legal Proceedings

We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business, including those which arise out of or are related to the handling of claims made in connection with our insurance policies. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages, and some have sought punitive damages or class action status.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters subject to a vote of stockholders during the fourth quarter of the fiscal year ended June 30, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently quoted on the New York Stock Exchange under the symbol "FAC". The following table sets forth quarterly high and low bid prices for our common stock for the periods indicated based upon quotations periodically published on the New York Stock Exchange. All price quotations represent prices between dealers, without accounting for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

	Price Range	
	High	Low
Year Ended June 30, 2006		
First Quarter	$ 10.37	$ 8.77
Second Quarter	10.66	9.59
Third Quarter	13.34	10.06
Fourth Quarter	13.40	10.95
Year Ended June 30, 2007		
First Quarter	$ 12.09	$ 10.55
Second Quarter	11.74	9.61
Third Quarter	10.69	9.91
Fourth Quarter	10.82	9.86

Holders

According to the records of our transfer agent, there were 547 holders of record of our common stock on September 7, 2007, including record holders such as banks and brokerage firms who hold shares for beneficial holders, and 47,615,289 shares of our common stock were outstanding.

Dividends

We paid no dividends during the two most recent fiscal years. We do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and Note 19 to our consolidated financial statements for a discussion of the legal restrictions on the ability of our insurance company subsidiaries to pay dividends.

Stock Transfer Restrictions

Our certificate of incorporation (the "Charter") contains prohibitions on the transfer of our common stock to avoid limitations on the use of the net operating loss carryforwards and other federal income tax attributes that we inherited from our predecessor. The Charter generally prohibits, without the prior approval of our Board of Directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock would cause any group or person to own 4.9% or more (by aggregate value) of our outstanding shares or cause any person to be treated like the owner of 4.9% or more (by aggregate value) of our outstanding shares for tax purposes. Transfers in violation of this prohibition will be void, unless our Board of Directors consents to the transfer. If void, upon our demand, the purported transferee must return the shares to our agent to be sold, or if already sold, the purported transferee must forfeit some, or possibly all, of the sale proceeds. In addition, in connection with certain changes in the ownership of the holders of our shares, we may require the holder to dispose of some or all of such shares. For this purpose, "person" is defined broadly to mean any individual, corporation, estate, debtor, association, company, partnership, joint venture, or similar organization.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in our common shares against the cumulative total return of the Russell 3000 Index and the S&P Property & Casualty Insurance Index on June 30, 2002 to the end of the most recently completed fiscal year.



CUMULATIVE VALUE OF $100 INVESTMENT
$350
$300
$250
$200
$150
$100
$50
$0
6/02
6/03
6/04
6/05
6/06
6/07
First Acceptance Corporation
Russell 3000
S&P Property & Casualty Insurance

	June 30,					
	2002	2003	2004	2005	2006	2007
First Acceptance Corporation	100.00	139.23	179.49	242.56	302.05	260.51
Russell 3000	100.00	100.77	121.38	131.16	143.70	172.54
S&P Property & Casualty Insurance	100.00	95.64	113.59	129.12	136.66	156.32

Item 6. Selected Financial Data

The following tables provide selected historical consolidated financial and operating data of the Company as of the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included in this report. We derived our selected historical consolidated financial data as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 from our audited consolidated financial statements included in this report. We derived our selected historical consolidated financial data as of June 30, 2005, 2004 and 2003 and for the years ended June 30, 2004 and 2003 from our audited consolidated financial statements not included in this report. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

The actual results for the year ended June 30, 2004 reflect only the results of USAuto's operations since the date of acquisition (April 30, 2004). The unaudited pro forma results for the years ended June 30, 2004 and 2003 give effect to the USAuto acquisition and related transactions as if they had been consummated on July 1, 2002.

The unaudited pro forma results should not be considered indicative of actual results that would have been achieved had the USAuto acquisition and related transactions been consummated on July 1, 2002 and do not purport to indicate results of operations for any future period.

	Year Ended June 30,						
	2007	2006	2005	Actual 2004	Proforma 2004 (unaudited)	Actual 2003	Proforma 2003 (unaudited)
	(in thousands, except per share data)						
Statement of Operations Data:							
Revenues:							
Premiums earned	$300,661	$208,771	$132,677	$ 11,728	$ 57,716	$ –	$ 38,353
Commission and fee income	37,324	26,757	26,821	4,401	26,275	–	33,462
Investment income	8,863	5,762	3,353	958	1,431	1,098	1,289
Other	789	7,712	3,944	6,066	14,901	233	7,333
Total revenues	347,637	249,002	166,795	23,153	100,323	1,331	80,437
Expenses:							
Losses and loss adjustment expenses	241,908	140,845	87,493	7,167	36,616	–	25,905
Insurance operating expenses	97,629	75,773	49,921	7,194	41,142	–	35,962
Other operating expenses	2,623	2,494	2,775	6,235	2,278	2,637	1,648
Stock-based compensation	1,063	500	332	7,850	–	546	–
Depreciation and amortization	1,624	1,463	1,920	648	1,366	10	1,954
Interest expense	1,874	898	351	44	318	–	29
Total expenses	346,721	221,973	142,792	29,138	81,720	3,193	65,498
Income (loss) before income taxes	916	27,029	24,003	(5,985)	18,603	(1,862)	14,939
Provision (benefit) for income taxes [1]	17,586	(1,039)	(2,153)	(2,189)	6,983	–	5,844
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156	$ (3,796)	$ 11,620	$ (1,862)	$ 9,095
Per Share Data:							
Income (loss) per share:							
Basic	$ (0.35)	$ 0.59	$ 0.56	$ (0.15)	$ 0.25	$ (0.09)	$ 0.20
Diluted	$ (0.35)	$ 0.57	$ 0.53	$ (0.15)	$ 0.24	$ (0.09)	$ 0.19
Weighted average shares outstanding:							
Basic	47,584	47,487	47,055	24,965	46,405	20,420	46,229
Diluted	47,584	49,576	48,989	24,965	47,883	20,420	46,985

	June 30,				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Balance Sheet Data:					
Fixed maturities, available-for-sale	$ 176,555	$ 127,828	$ 74,840	$ 33,243	$ –
Cash, cash equivalents and other invested assets	34,161	31,534	35,682	38,352	56,847
Deferred tax asset	30,936	48,068	48,106	45,493	–
Total assets	498,892	435,327	331,645	286,450	59,053
Total liabilities	259,408	181,904	103,316	92,224	978
Total stockholders' equity	239,484	253,423	228,329	194,226	58,075
Book value per common share	$ 5.03	$ 5.33	$ 4.81	$ 4.17	$ 2.82

(1) The provision for income taxes for the year ended June 30, 2007 includes an increase in the valuation allowance for the deferred tax asset of $6.9 million as well as $10.0 million related to the expiration of certain net operating loss carryforwards ("NOLs") resulting in a charge totaling $16.9 million. The benefit from income taxes for the years ended June 30, 2006 and 2005 include decreases in the valuation allowance for the deferred tax asset of $10.5 million and $10.6 million, respectively. There was no provision (benefit) for income tax expense recorded for the year ended June 30, 2003 because we had NOLs available to offset federal taxable income for which a full valuation allowance had been established. For the year ended June 30, 2003, the benefit resulting from the utilization of NOLs directly offsets federal income taxes that would have otherwise been payable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the caption "Risk Factors."

General

We are principally a retailer, servicer and underwriter of non-standard personal automobile insurance, based in Nashville, Tennessee. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type. Generally, our customers are required by law to buy a minimum amount of automobile insurance.

Prior to our April 30, 2004 acquisition of USAuto Holdings, Inc., we were engaged in pursuing opportunities to acquire one or more operating companies. In addition, we marketed for sale a portfolio of foreclosed real estate. We will continue to market the remaining real estate held, consisting of two tracts of land in San Antonio, Texas, and will attempt to sell it on a basis that provides us with the best economic return. We do not anticipate any new investments in real estate.

As of August 31, 2007, we leased and operated 462 retail locations, staffed by employee-agents. Our employee-agents exclusively sell insurance products either underwritten or serviced by us. As of August 31, 2007, we wrote non-standard personal automobile insurance in 12 states and were licensed in 13 additional states.

The following table shows the changes in the number of our retail locations for the periods presented. Retail location counts are based upon the date that a location commenced writing business.

	Year Ended June 30,	
	2007	2006
Retail locations – beginning of period	460	248
Opened	18	149
Acquired	--	72
Closed	(16)	(9)
Retail locations – end of period	462	460

The following table shows the number of our retail locations by state.

	June 30,		
	2007	2006	2005
Alabama	25	25	25
Florida	41	39	20
Georgia	62	63	62
Illinois	81	86	5
Indiana	24	26	21
Mississippi	8	8	8
Missouri	15	18	14
Ohio	30	30	29
Pennsylvania	25	25	7
South Carolina	28	21	--
Tennessee	20	20	20
Texas	103	99	37
Total	462	460	248

Consolidated Results of Operations

Overview

Our primary focus is the selling, servicing and underwriting of non-standard personal automobile insurance. Our real estate and corporate segment consists of activities related to the disposition of foreclosed real estate held for sale, interest expense associated with debt, and other general corporate overhead expenses.

The following table presents selected financial data for our insurance operations and real estate and corporate segments for the periods presented:

	Year Ended June 30,		
	2007	2006	2005
	(in thousands)		
Revenues:			
Insurance	$ 347,431	$ 244,557	$ 164,974
Real estate and corporate	206	4,445	1,821
Consolidated total	$ 347,637	$ 249,002	$ 166,795
Income (loss) before income taxes:			
Insurance	$ 6,252	$ 26,476	$ 25,640
Real estate and corporate	(5,336)	553	(1,637)
Consolidated total	$ 916	$ 27,029	$ 24,003

Our insurance operations generate revenues from selling, servicing and underwriting non-standard personal automobile insurance policies in 12 states. We conduct our underwriting operations through three insurance company subsidiaries, First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. Our insurance revenues are generated from:

- premiums earned, including policy and renewal fees, from sales of policies written and assumed by our insurance company subsidiaries;
- fee income, including installment billing fees on policies written as well as fees for other ancillary services (principally a motor club product); and
- investment income earned on the invested assets of the insurance company subsidiaries.

The following table presents gross premiums earned by state and includes policies written and assumed by the insurance company subsidiaries and policies issued by our Managing General Agency ("MGA") subsidiaries on behalf of other insurance companies that are assumed by one of our insurance company subsidiaries through quota-share reinsurance. Prior to May 2005, we were not licensed to write insurance in Alabama and therefore one of our insurance companies assumed a percentage of the business written in Alabama through an MGA subsidiary. The assumed percentage was 50% from July 1, 2004 through February 1, 2005, and 100% following February 1, 2005. Since May 2005, all new Alabama business has been written by one of our insurance company subsidiaries on a direct basis. Although we are licensed in Texas, we currently write some business in Texas through the Texas county mutual insurance company system that is assumed 100% by one of our insurance company subsidiaries. For the months of July and August of 2004, we ceded 50% of our gross premiums earned to a reinsurer under a quota-share reinsurance agreement that was non-renewed effective September 1, 2004. Premiums ceded after September 1, 2004 reflect only the cost of catastrophic reinsurance. Effective April 14, 2006, we elected to not renew our catastrophic reinsurance.

	Year Ended June 30,		
	2007	2006	2005
		(in thousands)	
Gross premiums earned:			
Georgia	$ 70,312	$ 68,948	$ 69,806
Florida	55,117	26,327	1,181
Texas	32,480	18,596	4,899
Illinois	31,201	7,680	112
Alabama	30,316	28,952	26,610
Tennessee	23,800	24,387	26,205
Ohio	16,455	14,046	10,703
South Carolina	14,797	1,238	–
Indiana	8,186	6,163	2,032
Pennsylvania	6,937	1,996	24
Missouri	6,087	5,332	4,193
Mississippi	4,973	5,187	4,431
Total gross premiums earned	300,661	208,852	150,196
Premiums ceded	–	(81)	(8,732)
Premiums not assumed	–	–	(8,787)
Total net premiums earned	$ 300,661	$ 208,771	$ 132,677

The following table presents the change in the total number of policies in force for the insurance operations for the periods presented. Policies in force increase as a result of new policies issued and decrease as a result of policies that cancel or expire and are not renewed.

	Year Ended June 30,		
	2007	2006	2005
Policies in force – beginning of period	200,401	119,422	91,385
Acquired	–	–	6,473
Net increase during period	26,573	80,979	21,564
Policies in force – end of period	226,974	200,401	119,422

Insurance companies present a combined ratio as a measure of their overall underwriting profitability. The components of the combined ratio are as follows:

Loss Ratio - Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned and is a basic element of underwriting profitability. We calculate this ratio based on all direct and assumed premiums earned, net of ceded reinsurance.

Expense Ratio - Expense ratio is the ratio (expressed as a percentage) of operating expenses to premiums earned. This is a measurement that illustrates relative management efficiency in administering our operations. We calculate this ratio on a net basis as a percentage of net premiums earned. Insurance operating expenses are reduced by fee income from insureds and ceding commissions received from our quota-share reinsurer as compensation for the costs we incurred in servicing this business on their behalf. Our expense ratio for fiscal 2005 excludes expenses and fee income related to incidental MGA operations. For the period from January 1, 2006 through December 31, 2006, our operating expenses were reduced by a transaction service fee we received for servicing the run-off business previously written by the Chicago agencies whose business we acquired in January 2006.

Combined Ratio - Combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, an insurance company cannot be profitable without sufficient investment income. The following table presents the combined ratios for our insurance operations for the periods presented.

	Year Ended June 30,		
	2007	2006	2005
Loss and loss adjustment expense	80.4%	67.5%	65.9%
Expense	19.8%	21.5%	17.9%
Combined	100.2%	89.0%	83.8%

The invested assets of the insurance operations are generally highly liquid and consist substantially of readily marketable, investment grade, municipal and corporate bonds and collateralized mortgage obligations. We invest in certain securities issued by political subdivisions in the states of Georgia and Tennessee, as these types of investments enable our insurance company subsidiaries to obtain premium tax credits. Investment income is composed primarily of interest earned on these securities, net of related investment expenses. Realized gains and losses on our investment portfolio may occur from time-to-time as changes are made to our holdings based upon changes in interest rates and changes in the credit quality of securities held.

The non-standard personal automobile insurance industry is cyclical in nature. In the past, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter this market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability. We believe that between 2002 and 2005, the underwriting results in the personal automobile insurance industry improved as a result of favorable pricing and competitive conditions that allowed for broad increases in rate levels by insurers. However, since then we have witnessed a stabilization followed by a reduction in premiums and rates across most states. Given the cyclical nature of the industry, these conditions may negatively impact our revenues and profitability.

Year Ended June 30, 2007 Compared with the Year Ended June 30, 2006

Consolidated Results

Revenues for the year ended June 30, 2007 increased 40% to $347.6 million from $249.0 million in the prior year. Net loss for the year ended June 30, 2007 was $16.7 million, compared with net income of $28.1 million for the year ended June 30, 2006. Basic and diluted net income (loss) per share was $(0.35) for the year ended June 30, 2007, compared with $0.59 and $0.57, respectively, for the year ended June 30, 2006.

The provision for income taxes for the year ended June 30, 2007 includes an increase in the valuation allowance for the deferred tax asset of $6.9 million ($0.14 per share on a diluted basis) as well as $10.0 million ($0.21 per share on a diluted basis) related to the expiration of certain net operating loss carryforwards resulting in a deferred tax asset charge totaling $16.9 million ($0.35 per share on a diluted basis), while the benefit from income taxes for the year ended June 30, 2006 includes a decrease in the valuation allowance for the deferred tax asset of $10.5 million ($0.21 per share on a diluted basis). The increase in the valuation allowance for the year ended June 30, 2007 was due to revisions in management's estimates for our future taxable income based on the results for the most recent fiscal year, while the charge related to the expiration of net operating loss carryforwards was due to taxable income for the current fiscal year being less than management's prior estimates. The decrease for the year ended June 30, 2006 was the result of taxable income exceeding the estimates used by management in establishing the valuation allowances at June 30, 2006 and 2005, respectively, in addition to revisions in management's estimates for our future taxable income.

Net income per share for the year ended June 30, 2006 included gains on sales of foreclosed real estate held for sale of $3.6 million ($0.05 per share on a diluted basis).

Insurance Operations

Revenues from insurance operations were $347.4 million for the year ended June 30, 2007, compared with $244.6 million for the year ended June 30, 2006. Income before income taxes from insurance operations for the year ended June 30, 2007 was $6.3 million, compared with $26.5 million for the year ended June 30, 2006.

Premiums Earned

For the year ended June 30, 2007, premiums earned increased by $91.9 million, or 44%, to $300.7 million from $208.8 million for the year ended June 30, 2006. The increase was due primarily to the expansion of our business. Approximately 87% of the premium growth was in Florida, Texas and South Carolina, where we opened 102 locations in fiscal year 2006, and Chicago, where we acquired 72 locations in January 2006. The total number of insured policies in force at June 30, 2007 increased 13% over the same date in 2006 from 200,401 to 226,974. At June 30, 2007, we operated 462 retail locations (or "stores"), compared with 460 stores at June 30, 2006.

Commission and Fee Income

Commissions and fee income increased 39% to $37.3 million for the year ended June 30, 2007, from $26.8 million for the year ended June 30, 2006. This increase was the result of the growth in net premiums earned. However, fee income increased at a rate lower than our increase in premiums earned because we charge lower fees in Florida compared with our other states.

Investment Income

Investment income increased primarily as a result of the increase in the amount of invested assets. The weighted average investment yields for our fixed maturities portfolio were 5.5% and 5.6% at June 30, 2007 and 2006, respectively, with effective durations of 3.43 years and 3.83 years at June 30, 2007 and 2006, respectively. The yields for the comparable Lehman Brothers indices were 5.5% at June 30, 2007 and 2006.

Other

Other revenues for the year ended June 30, 2007 included $0.9 million, compared with $4.2 million for the prior year, from a transaction service fee earned through December 2006 in connection with the Chicago acquisition for servicing the run-off business previously written by the Chicago agencies whose assets we acquired in January 2006. We will not receive this transaction service fee in future periods.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 80.4% for the year ended June 30, 2007 compared with 67.5% for the same period last year. For the year ended June 30, 2007, we experienced a negative development for losses occurring in prior accident periods of approximately $3.9 million. For the premiums earned during this fiscal year, the loss and loss adjustment expense ratio was 79.2%. During fiscal 2007, we experienced significant unanticipated increases in (1) the frequency of PIP losses in Florida, (2) the severity of Bodily Injury ("BI") losses in Florida and Georgia, and (3) the severity of Property Damage losses in Georgia and other states. The higher than anticipated severity in Georgia BI losses was somewhat driven by a higher than anticipated occurrence of large losses (losses of $10,000 or above). To a lesser extent, the increase in the loss and loss adjustment expense ratio for the current year was the result of a change in our business mix resulting from premium growth in our emerging states of Florida and Texas where we anticipated higher loss ratios.

In January 2007, we hired a new head of product management with significant experience in rate making for the non-standard automobile insurance sector. We have filed new rates, which are currently effective in Florida (commenced December 2006), South Carolina and Georgia (commenced March 2007) and Pennsylvania (commenced September 1, 2007). We are currently preparing a rate filing for Texas, which we expect to file on or before September 30, 2007. We expect to file new rates in the emerging states of Illinois, Missouri, Indiana and Ohio within the next 60 days.

We will file new rates for Bodily Injury, Medical Payments, and Uninsured Motorists Coverage in Florida, in conjunction with the change in Florida coverage resulting from the October 1, 2007 expiration of Florida's Motor Vehicle No-Fault Law (Personal Injury Protection, or PIP). We also expect to file for new rates for our other Florida coverages (i.e., Property Damage, Comprehensive and Collision, etc.) within 60 days, which should be approved and made effective prior to December 31, 2007. While the scheduled elimination of the PIP coverage will result in a decline in premiums earned in Florida, it may improve our overall loss ratio for Florida. Our loss ratio (exclusive of loss adjustment expenses) for Florida PIP coverage was 133.1% and 107.6% for the three months and year ended June 30, 2007, respectively, on premiums earned of $4.5 million and $15.5 million for the respective periods.

Operating Expenses

Insurance operating expenses increased 29% to $97.6 million for the year ended June 30, 2007 from $75.8 million for the year ended June 30, 2006. This increase was primarily due to the addition in fiscal 2006 of new retail locations (including those acquired in Chicago) and expenses, such as advertising, employee-agent compensation, rent and premium taxes that vary along with the increase in net premiums earned.

The expense ratio decreased from 21.5% for the year ended June 30, 2006 to 19.8% for the year ended June 30, 2007. This decrease is primarily a result of the increase in premiums earned from new stores without a corresponding increase in fixed operating costs (such as advertising, rent and base compensation of our employee-agents).

Overall, the combined ratio increased to 100.2% for the year ended June 30, 2007 from 89.0% for the year ended June 30, 2006 as a result of the higher loss and loss adjustment expense ratio.

Real Estate and Corporate

Loss before income taxes from real estate and corporate for the year ended June 30, 2007 was $5.3 million versus income before income taxes of $0.6 million for the year ended June 30, 2006. The year ended June 30, 2006 included gains on sales of foreclosed real estate held for sale of $3.6 million. There were no gains on sales of foreclosed real estate held for sale during the year ended June 30, 2007. In addition, during the year ended June 30, 2007, we incurred $1.7 million of interest expense in connection with borrowings related to the Chicago acquisition compared with $0.9 million for the year ended June 30, 2006.

Year Ended June 30, 2006 Compared with the Year Ended June 30, 2005

Consolidated Results

Net income for the year ended June 30, 2006 was $28.1 million, compared with $26.2 million for the year ended June 30, 2005. Net income per share was $0.59 and $0.57 on a basic and diluted basis, respectively, for the year ended June 30, 2006 and $0.56 and $0.53 on a basic and diluted basis, respectively, for the year ended June 30, 2005. Total revenues for the year ended June 30, 2006 increased 49% from $166.8 million to $249.0 million over the same period last year.

The benefit from income taxes for the years ended June 30, 2006 and 2005 included decreases in the valuation allowance for the deferred tax asset of $10.5 million ($0.21 per share on a diluted basis) and $10.6 million ($0.22 per share on a diluted basis), respectively. Such decreases were the result of taxable income for these years exceeding the estimates used by management in establishing the valuation allowances at June 30, 2005 and 2004, respectively, in addition to revisions in management's estimates for our future taxable income based on the results for the most recent fiscal years.

Net income per share for the year ended June 30, 2006 included gains on sales of foreclosed real estate held for sale of $3.6 million ($0.05 per share on a diluted basis) compared with gains of $0.8 million ($0.01 per share on a diluted basis) for the year ended June 30, 2005.

Insurance Operations

Revenues from insurance operations were $244.6 million for the year ended June 30, 2006, compared with $165.0 million for the year ended June 30, 2005. Income before income taxes from insurance operations was $26.5 million for the year ended June 30, 2006 compared with $25.6 million for the year ended June 30, 2005.

Premiums Earned

Total gross premiums earned, before the effects of reinsurance, increased by $58.7 million, or 39%, to $208.9 million for the year ended June 30, 2006, from $150.2 million for the year ended June 30, 2005. This increase was due to the development of new stores in existing states as well as our expansion into new states. Of this increase, $38.8 million was attributable to the expansion of our business into Florida and Texas. Overall, the number of insured policies in force at June 30, 2006 increased 68% over the same date in 2005 from 119,422 to 200,401. At June 30, 2006, the number of operating retail locations (or "stores") was 460 as compared with 248 stores at June 30, 2005.

Net premiums earned increased 57% for the year ended June 30, 2006 over the same period in 2005. In addition to the increase in total gross premiums earned, net premiums earned also increased as a result of two changes involving reinsurance. Net premiums earned increased as a result of the change in the assumed reinsurance percentage for our Alabama business (written through other insurance companies) from 50% to 100% effective February 1, 2005. For the year ended June 30, 2005, $8.8 million in premiums earned in Alabama were not assumed by us. We are now licensed in Alabama and, starting in May 2005, we began writing all new policies in Alabama on a direct basis. As a result, in Alabama, we no longer incur the contractual costs associated with writing business through another insurance company. Net premiums earned for the year ended June 30, 2006 also increased as the result of eliminating our 50% quota-share reinsurance effective September 1, 2004. This reinsurance was in effect for two months of the year ended June 30, 2005 and resulted in an $8.6 million reduction in net premiums earned, which we ceded to the reinsurer.

Commission and Fee Income

Commission and fee income declined as a percentage of net premiums earned during the year ended June 30, 2006 compared with the prior year as a result of not renewing the quota-share reinsurance and increasing the assumed reinsurance percentage for our Alabama business. Ceding commissions from our reinsurer were eliminated with the non-renewal of the quota-share reinsurance agreement.

Investment Income

Investment income increased primarily as a result of the increase in invested assets as a result of our growth and to a lesser extent as we shifted the portfolio from tax-exempt to taxable investments. The weighted average investment yield for our fixed maturities portfolio was 5.6% at June 30, 2006 with an effective duration of 3.83 years. The yield for the comparable Lehman Brothers indices at June 30, 2006 was 5.5%.

Other

Other revenues for the year ended June 30, 2006 included a $4.2 million transaction service fee earned in connection with the Chicago acquisition for servicing the run-off business previously written by the Chicago agencies whose assets we acquired in January 2006.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio increased to 67.5% for the year ended June 30, 2006 from 65.9% for the year ended June 30, 2005. For the year ended June 30, 2006, we experienced a positive development for losses occurring in prior accident periods of $1.5 million, which we believe was attributable to the inherent uncertainty in the estimation process and was not the result of any individual factor. The loss ratio for the year ended June 30, 2006 increased primarily as a result of higher loss ratios in our expansion states and from an increase in storm losses.

Operating Expenses

Insurance operating expenses increased 52% to $75.8 million for the year ended June 30, 2006 from $49.9 million for the year ended June 30, 2005. This increase was primarily due to the addition of new retail locations (including those acquired in Chicago) and expenses, such as advertising, employee-agent compensation, rent and premium taxes that vary along with the increase in net premiums earned.

The expense ratio increased from 17.9% for the year ended June 30, 2005 to 21.5% for the year ended June 30, 2006. The expense ratio for the year ended June 30, 2005 was positively impacted by an additional ceding commission of $1.0 million, or 0.8%, which was recorded based upon the favorable loss experience during the last year of the quota-share reinsurance which was non-renewed effective September 1, 2004. Operating expenses incurred for new retail locations also contributed to the increase in the expense ratio for the year ended June 30, 2006. In addition, the expense ratio increased as a result of declining fee income from ancillary products (which reduces expenses in calculating the expense ratio), and the fact that this fee income was spread over a larger base of net premiums earned as a result of not renewing the quota-share reinsurance.

Overall, the combined ratio increased to 89.0% for the year ended June 30, 2006 from 83.8% for the year ended June 30, 2005.

Real Estate and Corporate

Income before income taxes from real estate and corporate for the year ended June 30, 2006 was $0.6 million versus a loss before income taxes of $1.6 million for the year ended June 30, 2005. The year ended June 30, 2006 included gains on the sales of foreclosed real estate held for sale of $3.6 million compared with $0.8 million for the year ended June 30, 2005. Investment income declined from $1.1 million for the year ended June 30, 2005 to $0.8 million for the year ended June 30, 2006 primarily due to a reduction in the amount of invested assets.

Other operating expenses primarily include other general corporate overhead expenses. During the year ended June 30, 2006, we incurred severance costs of $0.4 million in connection with the resignation of a former executive officer. In addition, for the year ended June 30, 2006, we incurred $0.9 million of interest expense in connection with borrowings related to the Chicago acquisition.

Liquidity and Capital Resources

Our primary sources of funds are premiums, fee income and investment income. Our primary uses of funds are the payment of claims and operating expenses. Operating activities for the year ended June 30, 2007 provided $36.7 million of cash, compared with $52.9 million provided in the same period in fiscal 2006. Net cash used by investing activities for the year ended June 30, 2007 was $75.5 million, compared with $70.8 million in the same period in fiscal 2006. Both periods reflect net additions to our investment portfolio as a result of the increase in net premiums earned. During the year ended June 30, 2007, we sold fixed maturity investments of $45.9 million that were subsequently reinvested. These sales and reinvestments were primarily related to weekly auction-rate securities that were reinvested longer term and portfolio changes made in order to help obtain premium tax credits in certain states. In December 2006, we borrowed $5.0 million from our revolving credit facility and used the proceeds to increase the statutory capital and surplus of our insurance company subsidiaries. We repaid this amount in July 2007.

During the year ended June 30, 2007, we increased the statutory capital and surplus of the insurance company subsidiaries by a total of $44.7 million to support additional premium writings. Of this capital contribution, $2.7 million came from funds our holding company received from our insurance company subsidiaries through an intercompany tax allocation agreement under which the holding company was reimbursed for current tax benefits utilized through the recognition of tax net operating loss carryforwards. The balance of the capital contribution came from $7.0 million of unrestricted cash, $5.0 million from the borrowing under the revolving credit facility and $30.0 million from the proceeds of trust preferred securities sold by one of our subsidiaries in June 2007. At June 30, 2007, we had $10.4 million available in unrestricted cash and investments outside of the insurance company subsidiaries. Of these funds, in July 2007, we used $5.0 million to pay down the revolving credit facility and $2.2 million to pay scheduled quarterly payments of principal and interest on our debt. Future debt payments will be serviced by the additional unrestricted cash from the sources described in the next paragraph.

We are part of an insurance holding company system with substantially all of our operations conducted by our insurance company subsidiaries. Accordingly, the holding company will only receive cash from operating activities as a result of investment income and the ultimate liquidation of our foreclosed real estate held for sale. It will also receive dividends from non-insurance company subsidiaries that sell ancillary products to our insureds. Cash could be made available through loans from financial institutions, the sale of securities, and dividends from our insurance company subsidiaries. In addition, as a result of our tax net operating loss carryforwards, taxable income generated by the insurance company subsidiaries will provide cash to the holding company through an intercompany tax allocation agreement through which the insurance company subsidiaries reimburse the holding company for current tax benefits utilized through recognition of the net operating loss carryforwards.

State insurance laws limit the amount of dividends that may be paid from our insurance company subsidiaries. These limitations relate to statutory capital and surplus and net income. In addition, the National Association of Insurance Commissioners Model Act for risk-based capital ("RBC") provides formulas to determine the amount of statutory capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. A low RBC ratio would prevent an insurance company from paying dividends. Statutory guidelines suggest that the insurance company subsidiaries should not exceed a ratio of net premiums written to statutory capital and surplus of 3-to-1. We believe that our insurance company subsidiaries have sufficient financial resources available to support their net premium writings in both the short-term and the reasonably foreseeable future.

We believe that existing cash and investment balances, when combined with anticipated cash flows generated from operations and dividends from our insurance company subsidiaries, will be adequate to meet our expected liquidity needs in both the short term and the reasonably foreseeable future. Our growth strategy includes possible acquisitions. Any acquisitions or other growth opportunities may require external financing, and we may from time to time seek to obtain external financing. We cannot assure you that additional sources of financing will be available to us on favorable terms, or at all, or that any such financing would not negatively impact our results of operations.

Chicago Acquisition

In order to gain a presence in the market, on January 12, 2006, we acquired certain assets (principally the trade names, customer lists and relationships and the lease rights to 72 retail locations) of two non-standard automobile insurance agencies under common control in Chicago, Illinois for $30.0 million in cash. In addition, in accordance with the terms of the acquisition, $1.0 million of additional consideration was paid in March 2007 based on attainment of certain financial targets. No further amounts are due from the Company in connection with this acquisition.

Credit Facility

In connection with the Chicago acquisition, we entered into, and borrowed under, a credit agreement with two banks consisting of a $5.0 million revolving facility and a $25.0 million term loan facility, both maturing on June 30, 2010. Through September 13, 2007, both facilities bore interest at LIBOR plus 175 basis points per annum. We entered into an interest rate swap agreement on January 17, 2006 that fixed the interest rate on the term loan facility at 6.63% through June 30, 2010. At June 30, 2007, the swap, which qualifies as a cash flow hedge, had a fair value of $0.1 million and is included within other assets and accumulated other comprehensive loss. Payments/receipts associated with the swap are reported in the statement of operations as a part of interest expense. The term loan facility is due in equal quarterly installments through June 30, 2010. Both facilities are secured by the common stock and certain assets of our non-regulated subsidiaries. For the year ended June 30, 2007, we incurred $1.7 million of interest expense in connection with the noted credit agreement. At June 30, 2007, the unpaid balance due under the facilities was $23.1 million.

At June 30, 2007, we were not in compliance with financial covenants in the credit agreement regarding a minimum fixed charge coverage ratio and a maximum combined ratio. Our lenders waived this non-compliance as of June 30, 2007 and we entered into an amendment to the credit agreement dated September 13, 2007. The amended terms have less restrictive financial covenants, increased the interest rate we pay by 75 basis points and require us to make a prepayment of at least $6.0 million in principal before December 31, 2007. In addition, the availability under the revolving credit facility was permanently reduced from $5.0 million to $2.0 million.

Trust Preferred Securities

On June 15, 2007, First Acceptance Statutory Trust I ("FAST I"), our newly formed wholly-owned unconsolidated subsidiary trust entity, completed a private placement whereby FAST I issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to us, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from us. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points). The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during such deferments. FAST I does not meet the requirements for consolidation of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51.*

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. Refer to "Trust Preferred Securities" section above regarding a new off-balance sheet arrangement.

Contractual Obligations

The following table summarizes all of our contractual obligations by period as of June 30, 2007:

	Payments Due By Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Loss and loss adjustment expense reserves (1)	$ 91,446	$ 54,991	$ 33,265	$ 2,734	$ 456
Notes payable (2) (6)	19,725	6,481	13,244	–	–
Revolving credit agreement (3) (6)	5,000	–	5,000	–	–
Debentures payable (4)	154,299	3,826	7,652	7,652	135,169
Capitalized lease obligations	462	231	231	–	–
Operating leases (5)	28,965	9,573	13,461	4,348	1,583
Employment agreements	1,707	965	742	–	–
Severance agreement obligation	501	264	237	–	–
Advisory services agreement	208	208	–	–	–
Total contractual cash obligations	$ 302,313	$ 76,539	$ 73,832	$ 14,734	$ 137,208

(1) Loss and loss adjustment expense reserves do not have contractual maturity dates; however, based on historical payment patterns, the amount presented is our estimate of the expected timing of these payments. The timing of these payments is subject to significant uncertainty. We maintain a portfolio of marketable investments with varying maturities and a substantial amount of cash and cash equivalents intended to provide adequate cash flows for such payments. The noted payments due by period of $91,446 include $309 related to reinsurance receivables.

(2) Noted payments due by period assume a fixed interest rate on notes payable of 6.63% consistent with interest rate swap agreement effective through term loan facility maturity date of June 30, 2010.

(3) Noted payments due on revolving credit agreement of $5,000 was repaid in July 2007.

(4) Noted payments due by period assume a contractual fixed interest rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points, or 9.11% as of June 30, 2007).

(5) Consists primarily of rental obligations under real estate leases related to our retail locations and corporate offices.

(6) At June 30, 2007, we were not in compliance with financial covenants in the credit agreement regarding a minimum fixed charge coverage ratio and a maximum combined ratio. Our lenders waived this non-compliance as of June 30, 2007 and we entered into an amendment to the credit agreement dated September 13, 2007. The amended terms have less restrictive financial covenants, increased the interest rate we pay by 75 basis points and require us to make a prepayment of at least $6.0 million in principal before December 31, 2007. In addition, the availability under the revolving credit facility was permanently reduced from $5.0 million to $2.0 million.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. The following are considered to be our critical accounting policies:

Losses and loss adjustment expense reserves. Loss and loss adjustment expense reserves represent our best estimate of our ultimate liability for losses and loss adjustment expenses relating to events that occurred prior to the end of any given accounting period, but have not been paid. Months and sometimes years may elapse between the occurrence of an automobile accident covered by one of our insurance policies, the reporting of the accident and the payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported, which is referred to as case reserves. In addition, since accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported, which are referred to herein as incurred but not reported, or IBNR, reserves.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies that our insurance company subsidiaries underwrite. Each of the insurance company subsidiaries establishes a reserve for all of its unpaid losses and loss adjustment expenses, including case and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate unpaid liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also consider various other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. Our internal actuarial staff continually monitors these estimates on a state and coverage level. We utilized our internal actuarial staff to determine appropriate reserve levels. As experience develops or new information becomes known, we increase or decrease the level of our reserves in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See "Business – Loss and Loss Adjustment Expense Reserves" for additional information.

Revenue Recognition. Insurance premiums earned are recognized on a pro-rata basis over the respective terms of the policies. Written premiums are recorded as of the effective date of the policies for the full policy premium although most policyholders elect to pay on a monthly installment basis. Policy and renewal fees are included in premiums earned and are recognized on a pro-rata basis over the respective terms of the policies. Premiums are generally collected in advance of providing risk coverage, minimizing our exposure to credit risk. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts.

Commission income and related policy fees, written for affiliated and unaffiliated insurance companies, are recognized at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. Commissions on premium endorsements are recognized when premiums are processed. Motor club fees written by an affiliate are earned on a pro-rata basis over the respective terms of the contracts and included within commission and fee income. Fees are paid monthly by motor club members and are generally collected in advance of providing coverage, minimizing our exposure to credit risk.

Fee income includes agency and installment fees to compensate us for the costs of providing installment payment plans, as well as late payment, policy cancellation, policy rewrite and reinstatement fees. We recognize these fees on a collected basis. Installment billing fees paid by policyholders are recognized as revenue when each installment is billed.

Valuation of deferred tax asset. Income taxes are maintained in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and operating loss and tax credit carryforwards and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Valuation of the deferred tax asset is considered a critical accounting policy because the determination of our ability to utilize the asset involves a number of management assumptions relating to future operations that could materially affect the determination of the ultimate value and, therefore, the carrying amount of our deferred tax asset.

Based on business activity prior to the USAuto acquisition, management believed it was more likely than not that we would not realize the benefits of the loss carryforwards. Therefore, a full valuation allowance had been established. Based upon our estimates of our future taxable income after the USAuto acquisition, we reduced our deferred tax valuation allowance by $41.3 million. Further, based upon our revised estimates after considering the actual results for the year ended June 30, 2007, the allowance was increased by $6.9 million, while the years ended June 30, 2006 and 2005 included reductions in the allowance of $10.5 million and $10.6 million, respectively. In addition, during the year ended June 30, 2007, the provision for income taxes included a $10.0 million charge related to the expiration of certain net operating loss carryforwards due to taxable income for the current fiscal year being less than management's prior estimates. At June 30, 2007, our total gross deferred tax asset is $58.0 million, and we had net operating loss carryforwards for federal income tax purposes of approximately $133.0 million. On a net basis, the deferred tax asset is $30.9 million after an allowance of $27.1 million. Realization of this deferred tax asset is dependent upon our generation of sufficient taxable income in the future. If future taxable income is not sufficient to recover the deferred tax asset, the maximum charge to the provision for income taxes will be $30.9 million. If we generate sufficient future taxable income to fully utilize the deferred tax asset as of June 30, 2007, the maximum additional benefit for income taxes will be $27.1 million.

Goodwill and identifiable intangible assets. Our acquisitions have resulted in goodwill of $138.1 million. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. The acquisitions also resulted in other identifiable intangible assets with a current book value of $6.4 million. As required by SFAS No. 142, *Goodwill and Other Intangible Assets,* we perform an annual impairment test of goodwill and identifiable intangible assets. If impairment indicators exist between the annual testing periods, management will perform an interim impairment test. Should either an annual or interim impairment test determine that the fair value is below the carrying value, a write-down of these assets will be required. At June 30, 2007, impairment tests were performed and in management's opinion, no impairment exists.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in the report, other than statements of historical fact, are forward-looking statements. You can identify these statements from our use of the words "may," "should," "could," "potential," "continue," "plan," "forecast," "estimate," "project," "believe," "intent," "anticipate," "expect," "target," "is likely," "will," or the negative of these terms, and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among other things:

- statements and assumptions relating to future growth, income, income per share and other financial performance measures, as well as management's short-term and long-term performance goals;

- statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;

- statements relating to our business and growth strategies; and

- any other statements or assumptions that are not historical facts.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the "Risk Factors" section, as well as other sections, of this report.

You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We have an exposure to interest rate risk relating to fixed maturity investments. Changes in market interest rates directly impact the market value of the fixed maturity securities. Some fixed income securities have call or prepayment options. This subjects us to reinvestment risk as issuers may call their securities, which could result in us reinvesting the proceeds at lower interest rates. We manage exposure to interest rate risks by adhering to specific guidelines in connection with our investment portfolio. We invest primarily in municipal and corporate bonds and collateralized mortgage obligations that have been rated "A" or better by Standard & Poors. At June 30, 2007, 89.8% of our investment portfolio was invested in securities rated "AA" or better by Standard & Poors and 97.9% in securities rated "A" or better by Standard & Poors. At June 30, 2007, our exposure with regards to sub-prime mortgage securities was limited to $2.0 million in fixed maturities that were all rated "A" or better by Standard & Poors. We have not recognized any other-than-temporary losses on our investment portfolio. We also utilize the services of a professional fixed income investment manager.

As of June 30, 2007, the impact of an immediate 100 basis point increase in market interest rates on our fixed maturities portfolio would have resulted in an estimated decrease in fair value of 4.5%, or approximately $7.9 million. As of the same date, the impact of an immediate 100 basis point decrease in market interest rates on our portfolio would have resulted in an estimated increase in fair value of 4.3%, or approximately $7.6 million.

In connection with the January 12, 2006 Chicago acquisition, we entered into a new $30.0 million credit facility that includes a $25.0 million term loan facility and a $5.0 million revolving facility. We amended the credit facility in September 2007 to, among other things, reduce the availability under the revolving facility to $2.0 million. Although we have fixed the interest rate of the term loan facility through an interest rate swap agreement, we have interest rate risk with respect to any borrowings under the revolving facility, which bears interest at a floating rate of LIBOR plus 250 basis points. At June 30, 2007, $5.0 million was borrowed under the revolving facility. In July 2007, we repaid the $5.0 million outstanding under the revolving credit facility.

On June 15, 2007, we used the proceeds from the sale of preferred securities by our newly formed wholly-owned unconsolidated trust entity, FAST I, to purchase $41.2 million of junior subordinated debentures. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points). The dividends on these securities are the same as the interest on the debentures.

Item 8. Financial Statements and Supplementary Data

	Page
Reports of Independent Registered Public Accounting Firms	41
Consolidated Balance Sheets	44
Consolidated Statements of Operations	45
Consolidated Statements of Stockholders' Equity	46
Consolidated Statements of Cash Flows	47
Notes to Consolidated Financial Statements	48

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited the accompanying consolidated balance sheets of First Acceptance Corporation and subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedules listed in the index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits. The consolidated financial statements of the Company for the year ended June 30, 2005 were audited by other auditors whose report dated September 9, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 and 2006 financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Acceptance Corporation and subsidiaries as of June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Acceptance Corporation and subsidiaries' internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 13, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Nashville, Tennessee
September 13, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited First Acceptance Corporation and subsidiaries (the "Company") internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on *Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material risk exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Acceptance Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and our report dated September 13, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Nashville, Tennessee
September 13, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of First Acceptance Corporation and subsidiaries (the "Company") for the year ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of First Acceptance Corporation and subsidiaries for the year ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
September 9, 2005

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	June 30,	
ASSETS	**2007**	**2006**
Fixed maturities, available-for-sale at fair value (amortized cost $179,328 and $131,291, respectively)	$ 176,555	$ 127,828
Cash and cash equivalents	34,161	31,534
Premiums and fees receivable, net of allowance of $606 and $668	71,771	65,095
Reinsurance receivables	326	1,344
Receivable for securities	19,973	999
Deferred tax asset	30,936	48,068
Other assets	11,396	7,883
Property and equipment, net	4,116	3,376
Deferred acquisition costs	5,166	5,330
Goodwill	138,082	137,045
Identifiable intangible assets	6,410	6,825
TOTAL ASSETS	$ 498,892	$ 435,327
LIABILITIES AND STOCKHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 91,446	$ 62,822
Unearned premiums and fees	88,831	78,331
Notes payable and capitalized lease obligations	23,490	24,026
Debentures payable	41,240	–
Payable for securities	999	4,914
Other liabilities	13,402	11,811
Total liabilities	259,408	181,904
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000 shares authorized	–	--
Common stock, $.01 par value, 75,000 shares authorized; 47,615 and 47,535 shares issued and outstanding, respectively	476	475
Additional paid-in capital	460,968	459,049
Accumulated other comprehensive loss	(2,652)	(3,463)
Accumulated deficit	(219,308)	(202,638)
Total stockholders' equity	239,484	253,423
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 498,892	$ 435,327

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended June 30,		
	2007	2006	2005
Revenues:			
Premiums earned	$ 300,661	$ 208,771	$ 132,677
Commissions and fee income	37,324	26,757	26,821
Investment income	8,863	5,762	3,353
Other	789	7,712	3,944
	347,637	249,002	166,795
Costs and expenses:			
Losses and loss adjustment expenses	241,908	140,845	87,493
Insurance operating expenses	97,629	75,773	49,921
Other operating expenses	2,623	2,494	2,775
Stock-based compensation	1,063	500	332
Depreciation and amortization	1,624	1,463	1,920
Interest expense	1,874	898	351
	346,721	221,973	142,792
Income before income taxes	916	27,029	24,003
Provision (benefit) for income taxes	17,586	(1,039)	(2,153)
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156
Net income (loss) per share:			
Basic	$ (0.35)	$ 0.59	$ 0.56
Diluted	$ (0.35)	$ 0.57	$ 0.53
Number of shares used to calculate net income (loss) per share:			
Basic	47,584	47,487	47,055
Diluted	47,584	49,576	48,989
Reconciliation of net income (loss) to comprehensive income (loss):			
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156
Net unrealized change on investments	690	(4,118)	690
Unrealized gain on interest rate swap agreement	121	--	--
Comprehensive income (loss)	$ (15,859)	$ 23,950	$ 26,846

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury stock	Total stockholders' equity
	Shares	Amount					
Balances at July 1, 2004	46,535	$ 465	$ 450,658	$ (35)	$ (256,862)	$ –	$ 194,226
Net income	–	–	–	–	26,156	–	26,156
Net unrealized change on investments (net of tax of $373)	–	–	–	690	–	–	690
Issuance of contingent shares related to acquisition	750	8	6,712	–	–	–	6,720
Stock-based compensation	3	–	332	–	–	–	332
Issuance of shares under Employee Stock Purchase Plan	11	1	103	–	–	–	104
Purchase of treasury stock, at cost	–	–	–	–	–	(639)	(639)
Retirement of treasury stock, at cost	(90)	(1)	(638)	–	–	639	–
Exercise of stock options	246	2	738	–	–	–	740
Balances at June 30, 2005	47,455	475	457,905	655	(230,706)	–	228,329
Net income	–	–	–	–	28,068	–	28,068
Net unrealized change on investments (net of tax of $353)	–	–	–	(4,118)	–	–	(4,118)
Stock-based compensation	3	–	500	–	–	–	500
Issuance of shares under Employee Stock Purchase Plan	22	–	223	–	–	–	223
Exercise of stock options	55	–	421	–	–	–	421
Balances at June 30, 2006	47,535	475	459,049	(3,463)	(202,638)	–	253,423
Net loss	–	–	–	–	(16,670)	–	(16,670)
Net unrealized change on investments (net of tax of $0)	–	–	–	690	–	–	690
Change in unrealized gain on interest rate swap agreement	–	–	–	121	–	–	121
Sale of common stock	50	1	590	–	–	–	591
Stock-based compensation	5	–	1,063	–	–	–	1,063
Issuance of shares under Employee Stock Purchase Plan	25	–	266	–	–	–	266
Balances at June 30, 2007	47,615	$ 476	$ 460,968	$ (2,652)	$ (219,308)	$ –	$ 239,484

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	1,624	1,463	1,920
Stock-based compensation	1,063	500	332
Amortization of premium on fixed maturities	217	460	357
Deferred income taxes	17,132	(1,533)	(2,986)
Gains on sales of foreclosed real estate	--	(3,638)	(755)
Other	38	76	(214)
Change in:			
Premiums and fees receivable	(6,676)	(21,264)	(10,972)
Reinsurance receivables	1,018	3,146	7,807
Prepaid reinsurance premiums	--	--	12,384
Deferred acquisition costs	164	(2,059)	(3,571)
Loss and loss adjustment expense reserves	28,624	19,925	12,463
Unearned premiums and fees	10,500	28,307	14,001
Amounts due to reinsurers	--	--	(11,899)
Other	(307)	(582)	425
Net cash provided by operating activities	36,727	52,869	45,448
Cash flows from investing activities:			
Purchases of fixed maturities, available-for-sale	(101,295)	(82,144)	(48,493)
Maturities and paydowns of fixed maturities, available-for-sale	7,048	8,748	3,502
Sales of fixed maturities, available-for-sale	45,932	15,400	4,153
Sales (purchases) of investment in mutual fund	--	10,920	(10,920)
Net change in receivable/payable for securities	(22,889)	3,915	--
Purchase of common stock in trust	(1,240)	--	--
Acquisitions of property and equipment	(1,769)	(2,265)	(1,053)
Proceeds from sale of property and equipment	--	--	666
Improvements to foreclosed real estate	(254)	--	(300)
Proceeds from sales of foreclosed real estate	--	4,512	1,202
Cash paid for acquisitions, net of cash acquired	(1,037)	(29,853)	(4,000)
Net cash used in investing activities	(75,504)	(70,767)	(55,243)
Cash flows from financing activities:			
Proceeds from borrowings	5,000	30,431	--
Payments on borrowings	(5,693)	(6,405)	(4,000)
Proceeds from issuance of debentures	41,240	--	--
Net proceeds from issuance of common stock	857	223	104
Exercise of stock options	--	421	740
Purchase of treasury stock	--	--	(639)
Net cash provided by (used in) financing activities	41,404	24,670	(3,795)
Net increase (decrease) in cash and cash equivalents	2,627	6,772	(13,590)
Cash and cash equivalents, beginning of year	31,534	24,762	38,352
Cash and cash equivalents, end of year	$ 34,161	$ 31,534	$ 24,762

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)

1. Summary of Significant Accounting Policies

General

First Acceptance Corporation (the "Company") is a holding company based in Nashville, Tennessee with operating subsidiaries whose primary operations include the selling, servicing and underwriting of non-standard personal automobile insurance. The Company writes non-standard personal automobile insurance in 12 states and is licensed as an insurer in 13 additional states. Business is written through three wholly-owned subsidiaries, First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. (the "Insurance Companies"). The Company has limited activities related to its attempts to market and dispose of remaining foreclosed real estate held for sale.

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries which are all wholly owned. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Investments

Fixed maturities, available-for-sale, include bonds with fixed principal payment schedules and loan-backed securities which are amortized using the retrospective method. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in other comprehensive income or loss. Market values are obtained from a recognized pricing service.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. Management reviews investments for impairment on a quarterly basis. Any decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a reduction in the carrying amount of the security to market value. The impairment would be charged to net income and a new cost basis for the security would be established.

Realized gains and losses on sales of securities are computed based on specific identification and are included within other revenues.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits and highly-liquid investments. All investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition

Insurance premiums earned are recognized on a pro-rata basis over the respective terms of the policies. Written premiums are recorded as of the effective date of the policies for the full policy premium although most policyholders elect to pay on a monthly installment basis. Policy and renewal fees are included in premiums earned and are recognized on a pro-rata basis over the respective terms of the policies. Premiums are generally collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts..

Commission income and related policy fees, written for affiliated and unaffiliated insurance companies, are recognized at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. Commissions on premium endorsements are recognized when premiums are processed. Motor club fees written by an affiliate are earned on a pro-rata basis over the respective terms of the contracts and included within commission and fee income. Fees are paid monthly by motor club members and are generally collected in advance of providing coverage, minimizing the Company's exposure to credit risk.

Fee income includes agency and installment fees to compensate the Company for the costs of providing installment payment plans, as well as late payment, policy cancellation, policy rewrite and reinstatement fees. The Company recognizes these fees on a collected basis. Installment billing fees paid by policyholders are recognized as revenue when each installment is billed.

Reinsurance

Reinsurance premiums, losses and loss adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Ceding commission income with retrospective adjustment features is calculated based upon the related estimated incurred losses and loss expenses including a provision for unreported losses. Ceding commission income, as included within other revenues, for the years ended June 30, 2007, 2006 and 2005 was $0, $0 and $2,975, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance for the deferred tax asset is established based upon management's estimate of whether it is more likely than not that the Company would not realize tax benefits in future periods to the full extent available. Changes in the valuation allowance are recognized in income during the period in which the circumstances that cause such a change in management's estimate occur.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2007, 2006 and 2005 was $11,739, $9,384 and $6,692, respectively. At June 30, 2007 and 2006, prepaid advertising costs, which are included in other assets within the accompanying consolidated balance sheet, were $2,959 and $2,808.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets (generally ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the lives of the respective leases or the service lives of the improvements. Repairs and maintenance are charged to expense as incurred. Equipment under capitalized lease obligations is stated at the present value of the minimum lease payments at the beginning of the lease term.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale is recorded at the lower of cost or fair value less estimated costs to sell. The Company periodically reviews its portfolio of foreclosed real estate held for sale using current information including (i) independent appraisals, (ii) general economic factors affecting the area where the property is located, (iii) recent sales activity and asking prices for comparable properties and (iv) costs to sell and/or develop that would serve to lower the expected proceeds from the disposal of the real estate. Gains (losses) realized on liquidation are recorded directly to operations and included within other revenues. Foreclosed real estate held for sale assets at June 30, 2007 and 2006 of $341 and $87, respectively, are included within other assets.

Deferred Acquisition Costs / Deferred Ceding Commissions

Deferred acquisition costs include premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized, net of deferred ceding commission income from our reinsurer, over the policy period in which the related premiums are earned, to the extent that such costs are deemed recoverable from future unearned premiums and anticipated investment income. Amortization expense for the years ended June 30, 2007, 2006 and 2005 was $20,366, $15,226 and $3,967, respectively.

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to our insurance operations. Goodwill and indefinite-life intangible assets are not amortized for financial statement purposes, but are instead tested annually for impairment. The Company uses June 30 of each year as its annual impairment testing date for goodwill and other intangible assets. As of June 30, 2007, the Company tested goodwill and other identifiable intangible assets and as a result has recorded no impairment. Included in unamortized other identifiable intangible assets is an amount related to the value of customer lists and relationships which is being amortized through June 2008 in proportion to anticipated policy expirations.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves are undiscounted and represent case-basis estimates of reported losses and estimates based on certain actuarial assumptions regarding the past experience of reported losses, including an estimate of losses incurred but not reported ("IBNR"). Management believes that the losses and loss adjustment reserves are adequate to cover the ultimate liability. However, such estimate may be more or less than the amount ultimately paid when the claims are finally settled.

Stock-Based Compensation

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised), *Share Based Payment* ("SFAS No. 123(R)"). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to July 1, 2003, the Company followed the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), to account for its stock option activity in the financial statements. Effective July 1, 2003, the Company adopted the prospective method provisions of SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, and uses the fair value method for expensing stock-based compensation on a straight-line basis over the vesting period. Regarding the adoption of SFAS No. 123(R), there was no effect on net income and net income per share for the years ended June 30, 2007, 2006 and 2005 since all stock options issued under APB No. 25 were fully vested prior to July 1, 2004.

Recent Accounting Pronouncements

In July 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* ("FIN 48"), was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, as well as providing guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on future consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for the fiscal year, including financial statements for an interim period within that fiscal year. The Company has not evaluated the requirements of SFAS 157 and has not yet determined if SFAS 157 will have a material impact on future consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *Establishing the Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"), which includes an amendment to FASB No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. This statement applies to all entities and most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115 applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157, *Fair Value Measurements*. An entity is prohibited from retrospectively applying SFAS 159, unless it chooses early adoption. SFAS 159 also applies to eligible items existing at November 15, 2007 (or early adoption). The Company has not evaluated the requirements of SFAS 159 and has not yet determined if SFAS 159 will have a material impact on future consolidated financial statements.

Supplemental Cash Flow Information

During the years ended June 30, 2007, 2006 and 2005, the Company paid $807, $927 and $1,775, respectively, in income taxes and $1,663, $586 and $233, respectively, in interest.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares, while diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of such common shares and dilutive share equivalents. Dilutive share equivalents result from the assumed conversion of employee stock options and are calculated using the treasury stock method.

2. Business Combinations

USAuto Holdings

On April 30, 2004, the Company consummated an agreement dated December 15, 2003 to acquire 100% of the outstanding common stock of USAuto Holdings, Inc. ("USAuto"), a non-standard automobile insurance agency based in Nashville, Tennessee. The consideration consisted of $76,000 in cash, 13,250 shares of our common stock issued at closing and 750 shares issued in 2005 upon the attainment of certain financial targets. The aggregate purchase price of $166,800 was allocated to the tangible and intangible assets acquired and the liabilities assumed based upon their respective fair values as of the date of the acquisition. Total goodwill and identifiable intangible assets recorded from the acquisition were $110,024, which was net of a $41,277 reduction in the deferred tax allowance based upon projections of USAuto's future taxable income. Acquired identifiable intangible assets included $4,800 assigned to state insurance licenses and trademark and trade names, which are not subject to amortization.

Texas Insurance Agency

Effective January 1, 2005, the Company acquired the assets (principally the book of business and 15 retail locations) of a non-standard automobile insurance agency in Texas for $4,000 in cash. Goodwill and identifiable intangible assets from this acquisition are deductible for tax purposes. As a result of this acquisition, the Company is now writing business through company-operated retail locations in Texas. Of the total purchase price, $3,813 has been recorded as goodwill and $187 has been assigned to an identifiable intangible asset related to the value of policy renewals, which was amortized over a 7-month period in proportion to anticipated policy expirations.

Pro forma financial information has not been presented for this acquisition since the nature of the revenue-producing activity of this business has changed from a managing general agency to the underwriting results of an insurance company. The results of operations of the business acquired are included in the Company's statements of operations beginning on January 1, 2005, the date of acquisition.

Chicago Insurance Agencies

Effective January 12, 2006, the Company acquired certain assets (principally the trade names, customer lists and relationships and the lease rights to 72 retail locations) of two non-standard automobile insurance agencies under common control in Chicago, Illinois for $30,000 in cash plus $183 in acquisition expenses. Goodwill and identifiable intangible assets from this acquisition are deductible for tax purposes. The purchase price was financed through a newly executed credit agreement (see Note 10). In accordance with the terms of the acquisition, $1,037 of additional consideration was paid in March 2007 based on attainment of certain financial targets. As a result of this acquisition, the Company is now writing business from these locations. The Company also received a monthly fee from the seller through December 31, 2006 totaling $5,000 as compensation for servicing the run-off of business previously written by the agencies through other insurance companies. Fees of $850 and $4,150 were recognized and included within other revenues during the years ended June 30, 2007 and 2006, respectively.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

Net tangible assets	$ 330
Identifiable intangible assets	2,570
Goodwill	28,320
Total assets acquired	$ 31,220

Of the $2,570 in acquired identifiable intangible assets, $1,560 was assigned to trademark and trade names, which are not subject to amortization. The remaining $1,010 of acquired identifiable intangible assets relates to the value of customer lists and relationships and is being amortized over a 30-month period in proportion to anticipated policy expirations. The Company estimated the fair value of the customer lists and relationships acquired by discounting to present value the estimated future earnings available from future conversions and renewals of insurance policies existing as of the closing date.

Pro forma financial information has not been presented for this acquisition since the nature of the revenue-producing activity of this business has changed from a retail insurance agency to the underwriting results of an insurance company. The results of the operations of the business acquired are included in the Company's statements of operations beginning on January 12, 2006, the date of acquisition.

For the years ended June 30, 2007, 2006 and 2005, amortization related to all identifiable intangible assets was $415, $612 and $930, respectively. At June 30, 2007, the remaining identifiable intangible assets subject to amortization were all related to the Chicago acquisition. Amortization expense for the year ended June 30, 2008 will be $50, which represents the remaining balance subject to amortization.

3. Investments

Restrictions

At June 30, 2007, fixed maturities and cash equivalents with a market value of $6,328 (amortized cost of $6,425) were on deposit with various insurance departments as a requirement of doing business in those states. In addition, cash equivalents of $3,189 were on deposit with another insurance company as collateral for an assumed reinsurance contract (see Note 4).

Investment Income and Net Realized Gains and Losses

The major categories of investment income follow:

	Year Ended June 30,		
	2007	**2006**	**2005**
Fixed maturities, available-for-sale	$ 7,770	$ 4,411	$ 2,419
Investment in mutual fund	–	674	920
Cash and cash equivalents	1,525	983	198
Investment expenses	(432)	(306)	(184)
	$ 8,863	$ 5,762	$ 3,353

Net realized capital gains (losses) on investments, which are included in other revenues within the consolidated statements of operations, from fixed maturities available-for-sale follow:

	Year Ended June 30,		
	2007	**2006**	**2005**
Gains	$ 90	$ 88	$ 72
Losses	(151)	(164)	(19)
	$ (61)	$ (76)	$ 53

Fixed Maturities, Available-for-sale

The composition of the portfolio follows:

June 30, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$ 15,014	$ 13	$ (320)	$ 14,707
State	7,445	46	(131)	7,360
Political subdivisions	4,389	7	(65)	4,331
Revenue and assessment	26,876	57	(463)	26,470
Corporate bonds	32,696	17	(626)	32,087
Collateralized mortgage	92,908	59	(1,367)	91,600
	$ 179,328	$ 199	$ (2,972)	$ 176,555

June 30, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$ 14,808	$ 6	$ (466)	$ 14,348
State	7,706	1	(196)	7,511
Political subdivisions	6,630	--	(140)	6,490
Revenue and assessment	25,597	4	(684)	24,917
Corporate bonds	22,006	--	(599)	21,407
Collateralized mortgage	54,544	25	(1,414)	53,155
	$ 131,291	$ 36	$ (3,499)	$ 127,828

The composition of maturities of the portfolio at June 30, 2007 follows:

	Amortized Cost	Fair Value
One year or less	$ 4,780	$ 4,740
One to five years	33,664	33,248
Five to ten years	37,510	36,902
Greater than ten years	10,466	10,065
No single maturity date	92,908	91,600
	$ 179,328	$ 176,555

The fair value and gross unrealized losses of fixed maturities, available-for-sale, by length of time that individual securities have been in a continuous unrealized loss position follows:

June 30, 2007	Less than 12 months		12 months or longer		Total Unrealized Losses
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	
U.S. Government	$ 6,155	$ (71)	$ 7,546	$ (249)	$ (320)
State	2,469	(68)	1,833	(63)	(131)
Political subdivisions	912	(9)	2,296	(56)	(65)
Revenue and assessment	13,400	(303)	6,655	(160)	(463)
Corporate bonds	17,761	(488)	9,215	(138)	(626)
Collateralized mortgage	54,225	(834)	14,268	(533)	(1,367)
	$ 94,922	$ (1,773)	$ 41,813	$ (1,199)	$ (2,972)

June 30, 2006	Less than 12 months		12 months or longer		Total Unrealized Losses
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	
U.S. Government	$ 13,349	$ (466)	$ –	$ –	$ (466)
State	6,372	(129)	1,138	(67)	(196)
Political subdivisions	5,289	(118)	1,027	(22)	(140)
Revenue and assessment	18,236	(472)	4,610	(212)	(684)
Corporate bonds	15,492	(406)	5,915	(193)	(599)
Collateralized mortgage	41,269	(934)	8,986	(480)	(1,414)
	$100,007	$ (2,525)	$ 21,676	$ (974)	$ (3,499)

As of June 30, 2007, there were 68 securities with gross unrealized losses for more than 12 months and 142 securities with gross unrealized losses for less than 12 months. As of June 30, 2007 and 2006, the Company has determined that all of the unrealized losses in the tables above were temporary and were the result of changes in interest rates. There were no fundamental issues with any of these securities and the Company has the ability and intent to hold the securities until there is a recovery in fair value. There were no securities with unrealized losses of greater than 10% of book value.

4. Reinsurance

Prior to September 1, 2004, the Company reinsured risks on a quota-share basis with another insurance organization to provide it with additional underwriting capacity and minimize its risk. Such reinsurance was not renewed as of that date on a cut-off basis whereby the reinsurer is not liable for any losses occurring after such date. Subsequent to this date through April 14, 2006, the Company utilized only excess-of-loss basis reinsurance for catastrophic auto physical damage exposures. Effective April 14, 2006, the Company elected to not renew its catastrophic reinsurance. Although the reinsurance agreements contractually obligate the reinsurers to reimburse the Company for their share of losses, they do not discharge the primary liability of the Company, which remains contingently liable in the event the reinsurers are unable to meet their contractual obligations.

At June 30, 2007 and 2006, the Insurance Companies had unsecured aggregate reinsurance receivables of $326 and $1,344, respectively, from a single reinsurance entity. At June 30, 2007, such amount included $309 related to unpaid losses (including $(32) in IBNR), and $17 related to paid losses recoverable. At June 30, 2006, such amount included $1,301 related to unpaid losses (including $769 in IBNR), and $43 related to paid losses recoverable.

Ceded premiums earned and reinsurance recoveries on losses and loss adjustment expenses were as follows:

	Year Ended June 30,		
	2007	2006	2005
Ceded premiums earned	$ --	$ 81	$ 8,732
Reinsurance recoveries on losses and loss adjustment expenses	437	188	5,867

The Company also has assumed private-passenger non-standard automobile insurance premiums from other insurance companies produced by the managing general agency subsidiaries in Alabama and Texas.

Net premiums written and earned are summarized as follows:

	Year Ended June 30,					
	2007		2006		2005	
	Written	Earned	Written	Earned	Written	Earned
Direct	$ 290,784	$ 280,946	$ 216,131	$ 186,833	$ 128,543	$ 117,706
Assumed	19,872	19,715	21,581	22,019	25,855	23,703
Ceded	--	--	(81)	(81)	6,051	(8,732)
Net	$ 310,656	$ 300,661	$ 237,631	$ 208,771	$ 160,449	$ 132,677

The percentages of premiums assumed to net premiums written for the years ended June 30, 2007, 2006 and 2005 were 6%, 9% and 16%, respectively.

5. Stock-Based Compensation Plans

Employee Stock-Based Incentive Plan

The Company has issued stock options to employees under its 2002 Long Term Incentive Plan (the "Plan"). At June 30, 2007, there were 3,337 shares remaining available for issuance under the Plan. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. The options expire over ten years and generally vest equally in annual installments over four or five years. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

Compensation expense related to stock options is calculated under the fair value method and is recorded on a straight-line basis over the vesting period. Fair value of the options was estimated at the grant dates using the Black-Scholes option pricing model based on the following assumptions:

	Year Ended June 30,		
	2007	2006	2005
Expected option term	10 years	10 years	10 years
Annualized volatility rate	32 to 33%	32 to 38%	36 to 38%
Risk-free rate of return	4.74 to 4.77%	4.02 to 5.25%	4.11%
Dividend yield	0%	0%	0%

A summary of the status of the Plan as of June 30, 2007, 2006 and 2005 and changes during the years then ended is presented below:

	Options	Exercise Price	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at July 1, 2004	4,182	$3.00-$6.64	$ 3.17	
Granted	200	$8.13	$ 8.13	
Exercised	(246)	$3.00	$ 3.00	
Forfeited	--	--	$ --	
Options outstanding at June 30, 2005	4,136	$3.00-$8.13	$ 3.42	
Granted	--	--	$ --	
Exercised	(55)	$3.00-$8.13	$ 7.66	
Forfeited	--	--	$ --	
Options outstanding at June 30, 2006	4,081	$3.00-$8.13	$ 3.37	
Granted	635	$10.12-$11.81	$11.61	
Exercised	--	--	$ --	
Forfeited	--	--	$ --	
Options outstanding at June 30, 2007	4,716	$3.00-$11.81	$ 4.48	$ 27,722
Options exercisable/vested at June 30, 2007	3,917	$3.00-$8.13	$ 3.20	$ 27,279

The weighted average estimated fair value of stock options granted during the years ended June 30, 2007 and 2005 was $6.27 and $4.74, respectively. There were no options granted during the year ended June 30, 2006. As of June 30, 2007, the weighted average remaining contractual life of options outstanding and exercisable/vested is approximately 6.2 years and 5.7 years, respectively.

Employee Stock Purchase Plan

During the year ended June 30, 2005, the Company's Board of Directors adopted the First Acceptance Corporation Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of the Company's common stock at a price equal to the lower of the closing market price on the first or last trading day of a six-month period. ESPP participants can authorize payroll deductions, administered through an independent plan custodian, of up to 15% of their salary to purchase semi-annually (June 30 and December 31) up to $25 of the Company's common stock during each calendar year. The Company has reserved 100 shares of common stock for issuance under the ESPP. Employees purchased 25, 22 and 11 shares during the years ended June 30, 2007, 2006 and 2005, respectively. Compensation expense attributable to subscriptions to purchase shares under the ESPP was $25, $22 and $11 for the years ended June 30, 2007, 2006 and 2005. At June 30, 2007, 41 shares remain available for issuance under the ESPP.

6. Employee Benefit Plan

The Company sponsors a defined contribution retirement plan ("401k Plan") under Section 401(k) of the Internal Revenue Code. The 401k Plan covers substantially all employees who meet specified service requirements. Under the 401k Plan, the Company may, at its discretion, match 100% of the first 3% of an employee's salary plus 50% of the next 2% up to the maximum allowed by the Internal Revenue Code. The Company's contributions to the 401k Plan for the years ended June 30, 2007, 2006 and 2005 were $654, $396 and $282, respectively.

7. Property and Equipment

The components of property and equipment are as follows:

	June 30,	
	2007	2006
Furniture and equipment	$ 6,456	$ 4,943
Leasehold improvements	1,999	1,740
Capitalized lease obligations	588	431
Aircraft	190	190
	9,233	7,304
Less: accumulated depreciation	(5,117)	(3,928)
Total property and equipment, net	$ 4,116	$ 3,376

Depreciation and amortization expense related to property and equipment was $1,209, $851, and $990 for the years ended June 30, 2007, 2006 and 2005, respectively.

8. Lease Commitments

The Company is committed under various lease agreements for office space and equipment. Certain lease agreements contain renewal options and rent escalation clauses. Rental expense for 2007, 2006 and 2005 was $11,555, $8,077 and $3,196, respectively. Future minimum lease payments under these agreements follow:

Year Ended June 30,	Amount
2008	$ 9,573
2009	7,530
2010	5,931
2011	3,037
2012	1,311
Thereafter	1,583
Total	$ 28,965

Effective with the USAuto acquisition and in accordance with the terms of the severance agreement of the Company's former President and Chief Executive Officer and current director, the Company has assigned and transferred to a new entity all of the Company's rights, title and interest in its lease for office space in Chicago, Illinois. Such entity has assumed all obligations under the lease and such obligations will be reimbursed to the entity by the Company during the term of the lease. The total future cost of this obligation was $1,086 and such amount was accrued as of the acquisition date in the consolidated financial statements by the Company as part of the severance cost. At June 30, 2007, $501 remained to be paid under this obligation through August 2009.

9. Losses and Loss Adjustment Expenses Incurred and Paid

Information regarding the reserve for unpaid losses and loss adjustment expenses ("LAE") is as follows:

	Year Ended June 30,		
	2007	2006	2005
Liability for unpaid losses and LAE at beginning of year, gross	$ 62,822	$ 42,897	$ 30,434
Reinsurance balances receivable	(1,301)	(3,608)	(12,297)
Liability for unpaid losses and LAE at beginning of year, net	61,521	39,289	18,137
Add: Provision for losses and LAE:			
Current year	238,043	142,436	88,068
Prior years	3,865	(1,548)	(356)
Accretion of net risk margin/discounting as of the date of acquisition	--	(43)	(219)
Net losses and LAE incurred	241,908	140,845	87,493
Less: Losses and LAE paid:			
Current year	160,872	90,589	53,238
Prior years	51,420	28,024	13,103
Net losses and LAE paid	212,292	118,613	66,341
Liability for unpaid losses and LAE at end of year, net	91,137	61,521	39,289
Reinsurance balances receivable	309	1,301	3,608
Liability for unpaid losses and LAE at end of year, gross	$ 91,446	$ 62,822	$ 42,897

The unfavorable change in the estimate of unpaid loss and loss adjustment expenses of $3,865 for the year ended June 30, 2007 was primarily a result of the fact that the Company had limited historical loss experience in our new states for use in determining its loss reserve estimates. Such unfavorable change was primarily related to the Bodily Injury and Personal Injury Protection coverages in Florida.

Management believes that the favorable changes in the estimates of unpaid loss and loss adjustment expenses of $1,548 and $356 recognized for the years ended June 30, 2006 and 2005, respectively, were attributable to the inherent uncertainty in the estimation process and were not the result of any individual factor.

10. Notes Payable and Capitalized Lease Obligations

In connection with the acquisition of the Chicago, Illinois non-standard automobile insurance agencies, on January 12, 2006, the Company entered into, and borrowed under, a credit agreement with two banks consisting of a $5,000 revolving facility and a $25,000 term loan facility, both maturing on June 30, 2010. Through September 13, 2007, outstanding borrowings under the term loan facility bore interest at LIBOR plus 175 basis points per annum (7.11% at June 30, 2007). At June 30, 2007, the Company had $5,000 of outstanding borrowings under the revolving facility. The Company entered into an interest rate swap agreement on January 17, 2006 that fixed the interest rate on the term loan facility at 6.63% through June 30, 2010. The term loan facility is due in equal quarterly installments through June 30, 2010. Both facilities are secured by the common stock and certain assets of selected subsidiaries. The credit agreement contains certain financial covenants regarding (1) a minimum fixed charge coverage ratio, (2) a minimum consolidated tangible net worth, (3) a maximum net premiums written to surplus ratio, (4) a maximum combined ratio, (5) a minimum RBC and (6) a minimum net income requirement.

At June 30, 2007, we were not in compliance with financial covenants in the credit agreement regarding a minimum fixed charge coverage ratio and a maximum combined ratio. Our lenders waived this non-compliance as of June 30, 2007 and we entered into an amendment to the credit agreement dated September 13, 2007. The amended terms have less restrictive financial covenants, increased the interest rate we pay by 75 basis points and require us to make a prepayment of at least $6,000 in principal before December 31, 2007. In addition, the availability under the revolving credit facility was permanently reduced from $5,000 to $2,000.

The maturities of the notes payable and capitalized lease obligations secured by equipment as of June 30, 2007 are as follows:

Year Ended June 30,	Capitalized Lease Obligations	Notes Payable	Total
2008	$ 231	$ 5,552	$ 5,783
2009	230	5,552	5,782
2010	1	11,956	11,957
	$ 462	$ 23,060	$ 23,522
Less: Amount representing executory costs	(30)		
Net minimum lease payments	432		
Less: Amount representing interest	(16)		
Present value of net minimum lease payments	$ 416		

11. Debentures Payable

In June 2007, First Acceptance Statutory Trust I ("FAST I"), a wholly-owned unconsolidated subsidiary trust of the Company, issued 40 shares of preferred securities at $1,000 per share to outside investors and 1.24 shares of common securities to the Company, also at $1,000 per share. The sole assets of FAST I are $41,240 of junior subordinated debentures issued by the Company. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during such deferments.

The debentures are classified as debentures payable on the Company's consolidated balance sheets and the interest paid on these debentures is classified as interest expense in the consolidated statements of operations.

12. Income Taxes

The provision (benefit) for income taxes consisted of the following:

	Year Ended June 30,		
	2007	2006	2005
Federal:			
Current	$ 75	$ 161	$ 515
Deferred	17,132	(1,533)	(2,986)
State income taxes	379	333	318
	$ 17,586	$ (1,039)	$ (2,153)

The federal provision (benefit) for income taxes differs from the amounts computed by applying the U.S. Federal corporate tax rate of 35% to income before income taxes as follows:

	Year Ended June 30,		
	2007	2006	2005
Provision for income taxes at statutory rate	$ 321	$ 9,460	$ 8,401
Tax effect of:			
Tax-exempt investment income	(78)	(221)	(261)
Change in the beginning of the year balance of the valuation allowance for deferred tax asset allocated to income taxes	6,882	(10,540)	(10,594)
Net operating loss carryforward expirations	9,990	302	--
Other	92	(373)	(17)
	$ 17,207	$ (1,372)	$ (2,471)

The tax effects of temporary differences that give rise to the net deferred tax asset at June 30, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 46,549	$ 57,847
Stock option compensation	3,063	2,718
Unearned premiums and loss and loss adjustment expense reserves	8,254	6,812
Net unrealized change on investments	929	1,212
Alternative minimum tax ("AMT") credit carryforwards	1,232	1,154
Other	1,070	846
	61,097	70,589
Deferred tax liabilities:		
Deferred acquisition costs	(1,808)	(1,865)
Goodwill	(1,320)	(222)
	(3,128)	(2,087)
Total net deferred tax assets	57,969	68,502
Less: Valuation allowance	(27,033)	(20,434)
Net deferred tax assets	$ 30,936	$ 48,068

The net change in the valuation allowance for the year ended June 30, 2007 was an increase of $6,599 while the years ended June 30, 2006 and 2005 included decreases of $9,328 and $10,594, respectively. In addition, during the year ended June 30, 2007, the provision for income taxes included a $9,990 charge related to the expiration of certain net operating loss ("NOL") carryforwards due to taxable income for the current fiscal year being less than management's most recent estimates of current fiscal year taxable income. Prior to the acquisition of USAuto, a full valuation allowance had been established, as management believed that it was more likely than not that the Company would not realize the benefits of the loss carryforwards. However, as result of the acquisition, management reduced the valuation allowance based upon internally-prepared projected operating results. Subsequently, such projections were revised after considering the actual results for the years ended June 30, 2007, 2006 and 2005, and the allowance was further revised.

At June 30, 2007 and 2006, $929 and $1,212, respectively, of the valuation allowance was related to the net unrealized change on investments as management believes that it is more likely than not that this tax benefit will not be realized. For the years ended June 30, 2007 and 2006, the change in the valuation allowance of $283 and $1,212, respectively, is included as part of other comprehensive loss.

At June 30, 2007, the Company had NOL carryforwards for federal income tax purposes of $132,998, which are available to offset future federal taxable income. In addition, at June 30, 2007, the Company had AMT credit carryforwards of $1,232 that have no expiration date. The NOL carryforwards will expire in 2008 through 2023, as shown in the following table:

Expiration Year Ended June 30,	Amount
2008	$ 36,188
2009	84,791
2010	7,095
2011	2,099
Thereafter	2,825
Total NOL carryforwards	$ 132,998

13. Net Income (Loss) Per Share

SFAS No. 128, *Earnings Per Share*, specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). Basic EPS are computed using the weighted average number of shares outstanding. Diluted EPS are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding securities with a right to purchase or convert into common stock.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year Ended June 30,		
	2007	2006	2005
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156
Weighted average common basic shares	47,584	47,487	47,055
Effect of dilutive securities – options	--	2,089	1,934
Weighted average common dilutive shares	47,584	49,576	48,989
Basic net income (loss) per share	$ (0.35)	$ 0.59	$ 0.56
Diluted net income (loss) per share	$ (0.35)	$ 0.57	$ 0.53

Options to purchase 2,083 shares of common stock for the year ended June 30, 2007 were outstanding, but were not included in the computation of diluted loss per share as their inclusion would have been anti-dilutive.

14. Concentrations of Credit Risk

At June 30, 2007, the Company had certain concentrations of credit risk with several financial institutions in the form of cash and cash equivalents, which amounted to $34,161. For purposes of evaluating credit risk, the stability of financial institutions conducting business with the Company is periodically reviewed. If the financial institutions failed to completely perform under the terms of the financial instruments, the exposure for credit loss would be the amount of the financial instruments less amounts covered by regulatory insurance.

The Company primarily transacts business either directly with its policyholders or through four independently-owned insurance agencies in Tennessee who exclusively write insurance policies on behalf of the Company. Direct policyholders make payments directly to the Company. Balances due from policyholders are generally secured by the related unearned premium. The Company requires a down payment at the time the policy is originated and subsequent scheduled payments are monitored in order to prevent the Company from providing coverage beyond the date for which payment has been received. If subsequent payments are not made timely, the policy is generally cancelled at no loss to the Company. Policyholders whose premiums are written through the independent agencies make their payments to these agencies who in turn remit these payments to the Company. Balances due to the Company resulting from premium payments made to these agencies are unsecured.

15. Related Party Transactions

Certain of the Company's executives are covered by employment agreements covering, among other things, base compensation, incentive-bonus determinations and payments in the event of termination, or a change in control of the Company.

Effective May 1, 2004, the Company entered into an advisory services agreement with an entity controlled by a current director of the Company to render advisory services in connection with financings, mergers and acquisitions and other related matters involving the Company. In consideration for the advisory services to be provided, the Company will pay to the advisor a quarterly fee of $62.5 for a four-year period. The advisory agreement may be terminated by the Company if the advisor fails or refuses to perform its services pursuant to the agreement, does any act, or fails to do any act, which results in an indictment for or conviction of a felony or other similarly serious offense or upon the written agreement of the advisor. The advisor may terminate the agreement upon written consent of the Company or if the Company is in material breach of its obligations thereunder. See Note 8 to our consolidated financial statements regarding the terms of a related severance agreement and future obligations.

On September 13, 2006, the Company sold 50 shares of common stock to an executive officer for an aggregate purchase price of $591, or $11.81 per share, which was the closing price of the common stock on New York Stock Exchange on the date of sale.

16. Litigation

The Company is named as a defendant in various lawsuits, arising in the ordinary course of business, generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves. Management believes that the ultimate resolution of these matters will not materially affect the consolidated financial statements.

17. Fair Value of Financial Instruments

The fair value of financial instruments has been estimated by the Company using available market information as of June 30, 2007 and 2006, and valuation methodologies considered appropriate to the circumstances:

Investments in fixed maturities are carried at market values which are obtained from a recognized pricing service.

The fair values of cash and cash equivalents, premiums and fees receivable and reinsurance receivables approximate their carrying amounts based upon their short maturities.

The fair value of the notes payable approximates their carrying amount based upon their variable interest rates and comparability to rates currently being offered for similar notes.

The fair value of the debentures payable issued on June 15, 2007 was estimated using projected cash flows, discounted at rates currently being offered for similar financial instruments and approximates their carrying value.

18. Segment Information

The Company operates in two business segments with its primary focus being the selling, servicing and underwriting of non-standard personal automobile insurance. The real estate and corporate segment consists of the activities related to the disposition of foreclosed real estate held for sale, interest expense associated with all debt and other general corporate overhead expenses.

The following table presents selected financial data by business segment:

	Year Ended June 30,		
	2007	2006	2005
Revenues:			
Insurance	$ 347,431	$ 244,557	$ 164,974
Real estate and corporate	206	4,445	1,821
Consolidated total	$ 347,637	$ 249,002	$ 166,795
Income (loss) before income taxes:			
Insurance	$ 6,252	$ 26,476	$ 25,640
Real estate and corporate	(5,336)	553	(1,637)
Consolidated total	$ 916	$ 27,029	$ 24,003

	June 30,	
	2007	2006
Total assets:		
Insurance	$ 460,356	$ 384,358
Real estate and corporate	38,536	50,969
Consolidated total	$ 498,892	$ 435,327

19. Statutory Financial Information and Accounting Policies

The statutory-basis financial statements of the Insurance Companies are prepared in accordance with accounting practices prescribed or permitted by the Department of Insurance in each respective state of domicile. Each state of domicile requires that insurance companies domiciled in those states prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners ("NAIC") *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile. In addition, the Insurance Companies are required to report their risk-based capital ("RBC") each December 31. Failure to maintain an adequate RBC could subject the Insurance Companies to regulatory action and maintaining an adequate RBC could restrict the payment of dividends. As of December 31, 2006, the RBC levels of the Insurance Companies did not subject them to any regulatory action.

At June 30, 2007 and 2006, on an unaudited consolidated statutory basis, capital and surplus as calculated was $120,201 and $74,586, respectively. For the twelve months ended June 30, 2007, 2006 and 2005, unaudited consolidated statutory net income (loss) as filed was $(1,891), $10,616 and $7,328, respectively. The only material accounting method prescribed or permitted by state insurance departments for the Insurance Companies that differs from NAIC statutory accounting practices relates to a reduction in the statutory capital and surplus of FAIC at June 30, 2006 of $1,237 for investments on deposit with various insurance departments, in states where the company is licensed, but is not yet transacting business.

The maximum amount of dividends which can be paid by FAIC to the Company, without the prior approval of the Texas insurance commissioner, is limited to the greater of 10% of statutory capital and surplus as of December 31 of the next preceding year or net income for the year. Accordingly, as of December 31, 2006, the maximum amount of dividends available to be paid to the Company from FAIC without prior approval within any preceding twelve-month period is $15,395. The amount of the dividend is further limited by the amount of FAIC's "earned surplus" which at June 30, 2007 was $15,110.

FAIC-GA and FAIC-TN are wholly-owned subsidiaries of FAIC and the maximum amount of dividends which they can pay to FAIC, without the prior approval of the respective insurance commissioner, is limited to the greater of 10% of their statutory capital and surplus as of December 31 of the next preceding year or net income (not including realized capital gains) for the year.

20. Selected Quarterly Financial Data (unaudited)

Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. Selected quarterly financial data for the years ended June 30, 2007 and 2006 is summarized as follows:

	Quarters Ended			
	September 30,	December 31,	March 31,	June 30,
Year Ended June 30, 2007:				
Total revenues	$ 79,102	$ 84,321	$ 91,983	$ 92,231
Net income (loss) before income taxes	$ 2,336	$ 4,241	$ 4,833	$ (10,494)
Net income (loss)	$ 1,493	$ 2,701	$ 3,066	$ (23,930)
Basic net income (loss) per share	$ 0.03	$ 0.06	$ 0.06	$ (0.50)
Diluted net income (loss) per share	$ 0.03	$ 0.05	$ 0.06	$ (0.50)
Year Ended June 30, 2006:				
Total revenues	$ 50,258	$ 53,481	$ 70,068	$ 75,195
Net income before income taxes	$ 5,633	$ 5,448	$ 9,031	$ 6,917
Net income	$ 3,713	$ 3,800	$ 5,864	$ 14,691
Basic net income per share	$ 0.08	$ 0.08	$ 0.12	$ 0.31
Diluted net income per share	$ 0.08	$ 0.08	$ 0.12	$ 0.30

Net income (loss) for the fourth quarters of the years ended June 30, 2007 and 2006 reflect the impact of changes in the loss and loss adjustment expense reserves and the valuation allowance for the deferred tax asset including the effect of the expiration of certain net operating loss carryforwards.

The year ended June 30, 2007 includes an increase in the valuation allowance of $6,882 resulting from revisions in management's estimates for the Company's future taxable income based on the results for the then most recent fiscal year and an increase in the provision for income taxes of $9,990 due to the expiration of certain net operating loss carryforwards due to taxable income for the current fiscal year being less than management's most recent estimates of current fiscal year taxable income. In addition, during the fourth quarter of the year ended June 30, 2007, an unfavorable change in the estimate of unpaid loss and loss adjustment expenses resulted in a current period charge of $15,589. Of this amount, $12,589 related to prior accident quarters and $3,000 related to an unanticipated increase in the loss and loss adjustment expense ratio for the current quarter.

The year ended June 30, 2006 includes a decrease in the valuation allowance of $10,540 resulting from taxable income for the 2006 fiscal year exceeding the estimates used by management in establishing the valuation allowances at June 30, 2005, in addition to revisions in management's estimates for the Company's future taxable income based on the results for the then most recent fiscal years.

Net loss per share recognized during the quarter ended June 30, 2007 was decreased by $0.35 on a basic and diluted basis as a result of the combined change in the valuation allowance and net operating loss carryforwards. Net income per share recognized during the quarter ended June 30, 2006 was increased by $0.22 and $0.21 on a basic and diluted basis, respectively, as a result of the change in valuation allowance.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management team, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of June 30, 2007. Based on that evaluation, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that our disclosure controls and procedures were effective as of June 30, 2007 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our assessment under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2007.

Our independent registered public accounting firm, Ernst & Young, LLP has issued an attestation report on our internal control over financial reporting, which report appears on page 42 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter of the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our directors, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "Election of Directors," is incorporated herein by reference. Pursuant to General Instruction G(3), information concerning our executive officers is included in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference.

Information with respect to our code of business conduct and ethics, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "Code of Business Conduct and Ethics," is incorporated herein by reference.

Information with respect to our corporate governance disclosures, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "What Committees Has the Board Established?" is incorporated herein by reference.

On December 11, 2006, the Company filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. The Company has filed as exhibits to this Annual Report on Form 10-K and to the Annual Report on Form 10-K for the year ended June 30, 2006, the applicable certifications of its Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation

Information with respect to our executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "Executive Compensation," is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the captions "Stock Ownership" and "Equity Compensation Plan Information," is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "Certain Relationships and Related Transactions, and Director Independence," is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to the fees paid to and services provided by our principal accountants, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 7, 2007, under the caption "Fees Billed to Us by Ernst & Young LLP During 2007 and 2006," is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements on Page 40.

(2) Financial Statement Schedules:

Schedule I – Financial Information of Registrant (Parent Company)

(3) Exhibits: See the exhibit listing set forth below.

Exhibit Number	
2.1	Plan of Reorganization, dated as of April 1, 1996, between the Trust and the Company (incorporated by reference to Exhibit 2.1 of Registration Statement No. 333-07439 on Form S-4, filed July 2, 1996 (the "Registration Statement")).
2.2	Stock Purchase Agreement, dated as of January 16, 1996, between Liberté Investors Trust and Hunter's Glen/Ford, Ltd. (the "Purchaser") (incorporated by reference to Exhibit 4.1 of Liberté Investors Trust's Current Report on Form 8-K filed with the Commission on January 24, 1996), as amended by the Amendment to the Stock Purchase Agreement, dated as of February 27, 1996, and the Second Amendment to the Stock Purchase Agreement, dated as of March 28, 1996 (incorporated by reference to Exhibit 2.1 of Liberté Investors Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).
2.3	Agreement and Plan of Merger by and among the Company, USAH Merger Sub, Inc., USAuto Holdings, Inc. and the Stockholders of USAuto Holdings, Inc., dated as of December 15, 2003 (incorporated by reference to Exhibit 2.1 of Registration Statement No. 333-111161 on Form S-1, filed December 15, 2003).
3.1	Restated Certificate of Incorporation of First Acceptance Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated May 3, 2004).
3.2	Amended and Restated Bylaws of First Acceptance Corporation (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K dated September 28, 2004).
4.1	Form of Registration Rights Agreement, dated August 16, 1996, between the Company and the Purchaser (incorporated by reference to Exhibit 4.1 of the Registration Statement).
4.2	Form of Agreement Clarifying Registration Rights, dated August 16, 1996, between the Company, the Purchaser, the Enloe Descendants' Trust, and Robert Ted Enloe, III (incorporated by reference to Exhibit 4.3 of the Registration Statement).
4.3	Registration Rights Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated July 11, 2002).
4.4	Form of certificate representing shares of common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed December 26, 2002).

10.1	Form of Indemnification Agreement for the Company's directors and officers and schedule of substantially identical documents (incorporated by reference to Exhibit 10.2 of the Registration Statement).
10.2	Employment Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated July 11, 2002).*
10.3	First Acceptance Corporation 2002 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 filed May 18, 2004).*
10.4	Nonqualified Stock Option Agreement, dated as of July 9, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated July 11, 2002).*
10.5	Indemnification Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated July 11, 2002).
10.6	Stock Purchase Agreement, dated as of July 9, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-8 dated December 26, 2002).*
10.7	Stock Purchase Agreement, dated as of June 30, 2003, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K dated September 26, 2003).*
10.8	Advisory Services Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Edwards Capital LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.9	Separation Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Donald J. Edwards (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.10	Employment Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.11	Employment Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.12	Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.13	Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.14	Registration Rights Agreement, dated as of April 30, 2004, by and among First Acceptance Corporation, Stephen J. Harrison and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K dated May 3, 2004).

10.15 Severance Compensation Agreement, dated as of August 24, 2004, by and between First Acceptance Corporation and Charles David Hamilton (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K dated September 28, 2004).*

10.16 Form of Restricted Stock Award Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 3, 2004).*

10.17 Form of Nonqualified Stock Option Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 3, 2004).*

10.18 First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement No. 333-121551 on Form S-8, filed December 22, 2004).

10.19 Summary of Compensation for Non-Employee Directors and Named Executive Officers

10.20 Asset Purchase Agreement, dated as of January 12, 2006, by and among First Acceptance Corporation, Acceptance Insurance Agency of Illinois, Inc., Insurance Plus Agency II, Inc., Yale International Insurance Agency, Inc. and Constantine Danos (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 18, 2006).

10.21 Credit Agreement, dated as of January 12, 2006, by and among First Acceptance Corporation, SunTrust Bank, in its capacity as a lender and as administrative agent for the lenders, and First Bank (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated January 18, 2006).

10.22 Employment Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.23 Stock Purchase Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.24 Nonqualified Stock Option Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.25 Amendment to Employment Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.26 Amendment to Employment Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.27 Employment Agreement, dated as of October 9, 2006, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated October 12, 2006).*

10.28 Nonqualified Stock Option Agreement, dated as of October 9, 2006, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated October 12, 2006).*

10.29 Second Amendment to the First Acceptance Corporation 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 10-Q dated May 10, 2007).*

10.30 Form of Restricted Stock Award Agreement of Outside Directors under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 10-Q dated May 10, 2007).*

10.31 Form of Indemnification Agreement between the Company and each of the Company's directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 10-Q dated May 10, 2007).*

10.32 Junior Subordinated Indenture, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated June 18, 2007).

10.33 Guarantee Agreement, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated June 18, 2007).

10.34 Amended and Restated Trust Agreement, dated June 15, 2007, among First Acceptance Corporation, Wilmington Trust Company and the Administrative Trustees Named Therein (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated June 18, 2007).

14 First Acceptance Corporation Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K dated September 28, 2004).

21 Subsidiaries of First Acceptance Corporation.

23.1 Consent of Ernst & Young, LLP.

23.2 Consent of KPMG LLP.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Chief Executive Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Chief Financial Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ACCEPTANCE CORPORATION

Date: September 13, 2007

By /s/ Stephen J. Harrison
Stephen J. Harrison
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen J. Harrison Stephen J. Harrison	President, Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2007
/s/ Edward L. Pierce Edward L. Pierce	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 13, 2007
/s/ Kevin P. Cohn Kevin P. Cohn	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	September 13, 2007
/s/ Gerald J. Ford Gerald J. Ford	Chairman of the Board of Directors	September 13, 2007
/s/ Thomas M. Harrison, Jr. Thomas M. Harrison, Jr.	Executive Vice President, Secretary and Director	September 13, 2007
/s/ Rhodes R. Bobbitt Rhodes R. Bobbitt	Director	September 13, 2007
/s/ Harvey B. Cash Harvey B. Cash	Director	September 13, 2007
/s/ Donald J. Edwards Donald J. Edwards	Director	September 13, 2007
/s/ Tom C. Nichols Tom C. Nichols	Director	September 13, 2007
/s/ Lyndon L. Olson Lyndon L. Olson	Director	September 13, 2007
/s/ William A. Shipp, Jr. William A. Shipp, Jr.	Director	September 13, 2007

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
SCHEDULE I. FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in thousands)

Balance Sheets	June 30, 2007	June 30, 2006
Assets:		
Investment in subsidiaries, at equity in net assets	$ 155,010	$ 111,246
Cash and cash equivalents	10,350	7,554
Deferred tax asset	24,674	42,711
Other assets	3,395	790
Foreclosed real estate held for sale	341	87
Goodwill and identifiable intangible assets	114,562	114,562
Amounts due (to) from subsidiaries	(3,136)	1,544
	$ 305,196	$ 278,494
Liabilities:		
Notes payable	$ 23,060	$ 23,612
Debentures payable	41,240	–
Other liabilities	1,412	1,459
Stockholders' equity	239,484	253,423
	$ 305,196	$ 278,494

Statements of Operations	Year Ended June 30, 2007	2006	2005
Gains on sales of foreclosed real estate	$ –	$ 3,638	$ 755
Investment income	206	807	1,066
Equity in income of subsidiaries, net of tax	3,743	17,377	17,197
Expenses	(5,608)	(3,987)	(4,036)
Income (loss) before income taxes	(1,659)	17,835	14,982
Provision (benefit) for income taxes	15,011	(10,233)	(11,174)
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156

Statements of Cash Flows	Year Ended June 30, 2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ (16,670)	$ 28,068	$ 26,156
Equity in income of subsidiaries, net of tax	(3,743)	(17,377)	(17,197)
Depreciation and amortization	66	97	928
Stock-based compensation	1,063	500	332
Deferred income taxes	18,037	514	(1,589)
Gains on sales of foreclosed real estate	–	(3,638)	(755)
Change in assets and liabilities	3,322	5,725	(3,389)
Net cash provided by operating activities	2,075	13,889	4,486
Cash flows from investing activities:			
Sales (purchases) of investment in mutual fund	–	10,920	(10,920)
Investment in subsidiary	(45,765)	(47,026)	(10,950)
Dividend from subsidiary	6,435	750	–
Improvements to foreclosed real estate	(254)	–	(300)
Purchase of common stock in trust	(1,240)	–	–
Proceeds from sales of foreclosed real estate	–	4,512	1,202
Cash paid for acquisitions, net of cash acquired	–	–	(4,000)
Net cash used in investing activities	(40,824)	(30,844)	(24,968)
Cash flows from financing activities:			
Proceeds from borrowings	5,000	30,000	–
Payments on borrowings	(5,552)	(6,388)	–
Proceeds from issuance of debentures	41,240	–	–
Net proceeds from issuance of common stock	857	223	104
Exercise of stock options	–	421	740
Purchase of treasury stock	–	–	(639)
Net cash provided by financing activities	41,545	24,256	205
Net increase (decrease) in cash and cash equivalents	2,796	7,301	(20,277)
Cash and cash equivalents, beginning of year	7,554	253	20,530
Cash and cash equivalents, end of year	$ 10,350	$ 7,554	$ 253

SECTION 302 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Stephen J. Harrison, President and Chief Executive Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 13, 2007

/s/ Stephen J. Harrison
Stephen J. Harrison
President and Chief Executive Officer

SECTION 302 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Edward L. Pierce, Executive Vice President and Chief Financial Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 13, 2007

/s/ Edward L. Pierce
Edward L. Pierce
Executive Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Harrison, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Stephen J. Harrison
Stephen J. Harrison
President and Chief Executive Officer

September 13, 2007

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward L. Pierce, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Edward L. Pierce
Edward L. Pierce
Executive Vice President and Chief Financial Officer

September 13, 2007

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

(THIS PAGE INTENTIONALLY LEFT BLANK)

FIRST ACCEPTANCE CORPORATION
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 7, 2007

To our Stockholders:

The 2007 annual meeting of stockholders of First Acceptance Corporation will be held Wednesday, November 7, 2007, at 9:30 a.m., central time, at our corporate headquarters, which are located at 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203. At the meeting, stockholders will vote on the following matters:

1. Election of nine directors to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2. Approval of an increase in the number of shares authorized for issuance pursuant to the First Acceptance Corporation Employee Stock Purchase Plan;

3. Ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 30, 2008; and

4. Any other matters that may properly come before the meeting.

Stockholders of record at the close of business on October 1, 2007 are entitled to notice of and to vote at the meeting.

Your vote is important. Please COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD in the enclosed stamped envelope in order that as many shares as possible will be represented.

By Order of the Board of Directors,

Thomas M. Harrison, Jr.

Secretary

Nashville, Tennessee
October 5, 2007

TABLE OF CONTENTS

	PAGE
ABOUT THE MEETING	1
What Is the Purpose of the Annual Meeting?	1
Who Is Entitled to Vote?	1
What Constitutes a Quorum?	1
How Do I Vote?	1
Can I Change My Vote After I Return My Proxy Card?	1
What Are the Board's Recommendations?	2
What Vote Is Required to Approve Each Proposal?	2
Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?	2
What Is a "Broker Nonvote?"	2
What Is the Effect of a Broker Nonvote?	2
STOCK OWNERSHIP	3
Section 16(a) Beneficial Ownership Reporting Compliance	4
CORPORATE GOVERNANCE	4
Corporate Governance Guidelines	4
Code of Business Conduct and Ethics	4
PROPOSAL 1 – ELECTION OF DIRECTORS	5
Required Vote; Recommendation of the Board	6
How Are Our Directors Compensated?	7
Director Compensation Table	7
What Committees Has the Board Established?	7
How Often Did the Board Meet During Fiscal 2007?	9
How Do I Communicate with the Board?	9
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	9
AUDIT COMMITTEE REPORT	10
EXECUTIVE COMPENSATION	11
Compensation Committee Report	11
Compensation Discussion and Analysis	11
What Is Our Philosophy of Executive Officer Compensation?	11
Compensation Committee Interlocks and Insider Participation	14
Summary Compensation Table	14
Grants of Plan-Based Awards	15
Employment Agreements	15
Outstanding Equity Awards at Fiscal Year-End	17
Option Exercises and Stock Vested	17
Equity Compensation Plan Information	17
Pension Benefits	18
Potential Payments Upon Termination or Change-in-Control	18
PROPOSAL 2 – APPROVAL OF THE AMENDMENT TO THE FIRST ACCEPTANCE CORPORATION EMPLOYEE STOCK PURCHASE PLAN	26
Summary of the Material Provisions of the Plan, as Amended	26
Certain U.S. Federal Income Tax Consequences	27
Required Vote; Recommendation of the Board	28
PROPOSAL 3 – RATIFICATION OF INDEPENDENT AUDITORS	29
Fees Billed to Us by Ernst & Young LLP During Fiscal 2007 and 2006	29
Audit Committee Pre-Approval Policies and Procedures.	29
Auditor Rotation Policies	29
Required Vote; Recommendation of the Board	29
OTHER MATTERS	30
ADDITIONAL INFORMATION	30
APPENDIX A: FIRST AMENDMENT TO FIRST ACCEPTANCE CORPORATION EMPLOYEE STOCK PURCHASE PLAN	

FIRST ACCEPTANCE CORPORATION
3322 WEST END AVE., SUITE 1000
NASHVILLE, TENNESSEE 37203

PROXY STATEMENT

The Board of Directors of First Acceptance Corporation is soliciting proxies to be used at the 2007 annual meeting of stockholders. This proxy statement and the enclosed proxy will be first mailed to stockholders on or about October 5, 2007.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting?

At our annual meeting, stockholders will vote on the matters outlined in the accompanying notice of meeting. In addition, our management will report on our performance during fiscal 2007 and respond to questions from stockholders.

Who Is Entitled to Vote?

Only stockholders of record at the close of business on the record date, October 1, 2007, are entitled to receive notice of the annual meeting and vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of our common stock entitles its holder to cast one vote on each matter to be voted upon.

What Constitutes a Quorum?

For purposes of voting on all matters, the presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. As of the record date, 47,615,289 shares of our common stock were outstanding. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the meeting. Broker nonvotes also will be included in the calculation of the number of shares considered to be present at the meeting.

How Do I Vote?

If you complete and properly sign the accompanying proxy card and return the card to us, the card will be voted as you direct. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Can I Change My Vote After I Return My Proxy Card?

Yes. You can revoke your proxy at any time before it is exercised in any of three ways:

- by submitting written notice of revocation to the Secretary;
- by submitting another proxy that is later dated and properly signed; or
- by voting in person at the meeting.

What Are the Board's Recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendations are set forth below, and a description of each item is included in this proxy statement. In summary, the Board recommends a vote:

- for election of each of the nominated directors (see page 4);
- for approval of the amendment to the First Acceptance Corporation Employee Stock Purchase Plan (see page 26); and
- for ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 30, 2008 (see page 29).

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What Vote Is Required to Approve Each Proposal?

Each of the director nominees must receive affirmative votes from a plurality of the votes cast to be elected. This means that the nine nominees receiving the greatest number of votes will be elected as directors. The approval of the amendment to the First Acceptance Corporation Employee Stock Purchase Plan and ratification of the appointment of Ernst & Young LLP as our independent auditors, as well as any other matter that properly comes before the meeting, in order to be approved, must receive affirmative votes from a majority of the shares represented in person or by proxy and entitled to vote on the matter. If you abstain from voting on the election of directors, your abstention will have no effect on the outcome, provided that a quorum has been established. If you abstain from voting on the amendment to the First Acceptance Corporation Employee Stock Purchase Plan and ratification of the appointment of Ernst & Young LLP as our independent auditors, your abstention will have the same effect as a vote against the proposal.

Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?

If you are a registered stockholder and do not sign and return your proxy card, your shares will not be voted at the annual meeting. If your shares are held in "street name" and you do not issue instructions to your broker, your broker may vote your shares at its discretion on routine matters, but may not vote your shares on nonroutine matters. Under current New York Stock Exchange rules, the proposals relating to the election of directors and the ratification of the appointment of Ernst & Young LLP as our independent auditors are deemed to be routine matters with respect to which brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares. The proposal relating to the amendment to the First Acceptance Corporation Employee Stock Purchase Plan is deemed a nonroutine matter, and brokers and nominees may not exercise their discretion to vote on that proposal without receiving instructions from the beneficial owner of the shares.

What Is a "Broker Nonvote?"

Under current New York Stock Exchange rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is not a routine matter, the broker or nominee may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a nonroutine matter, such action is referred to as a "broker nonvote."

What Is the Effect of a Broker Nonvote?

Broker nonvotes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for determining the number of votes cast. A broker nonvote will not affect the outcome of any proposal in the proxy statement, provided that a quorum has been established.

STOCK OWNERSHIP

The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) by our current directors, our executive officers named in the Summary Compensation Table in this proxy statement and our current directors and executive officers as a group. Except as indicated in the table, none of our stockholders beneficially owns more than 5% of our common stock. Except as otherwise indicated, all information is as of October 1, 2007.

Name	Outstanding Shares (1)		Acquirable Within 60 Days (2)	Percent of Class (3)
Stephen J. Harrison	6,999,999	(4)	71,677	14.8%
Edward L. Pierce	50,000		62,500	*
Thomas M. Harrison, Jr.	6,999,999	(5)	71,677	14.8%
Kevin P. Cohn	--		25,000	*
William R. Pentecost	4,972		40,000	*
Rhodes R. Bobbitt	169,661		--	*
Harvey B. Cash	2,000		--	*
Donald J. Edwards	536,666	(6)	3,725,678	8.3%
Gerald J. Ford	15,673,219	(7)	--	32.9%
Tom C. Nichols	22,500		--	*
Lyndon L. Olson, Jr.	23,000		--	*
William A. Shipp, Jr.	17,000		--	*
All directors and executive officers as a group (14 persons)	30,501,959		4,046,532	66.9%

* Represents less than 1% of our outstanding common stock.

(1) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable on October 1, 2007 or within 60 days thereafter under our stock option plan.

(3) Pursuant to the rules of the Securities and Exchange Commission, or the SEC, shares of common stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of that owner, but are not deemed outstanding for the purpose of computing the ownership of any other individual owner. Likewise, the shares subject to options held by our directors and executive officers that are exercisable within 60 days are all deemed outstanding for the purpose of computing the percentage ownership of all executive officers and directors as a group.

(4) Reflects 2,825,506 shares held by the Stephen J. Harrison 2006 Grantor Retained Annuity Trust and 4,174,493 shares held by the Stephen J. Harrison 2007 Grantor Retained Annuity Trust. Address: 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

(5) Reflects 2,825,506 shares held by the Thomas M. Harrison, Jr. 2006 Grantor Retained Annuity Trust and 4,174,493 shares held by the Thomas M. Harrison, Jr. 2007 Grantor Retained Annuity Trust. Address: 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

(6) Address: Flexpoint Partners, LLC, 676 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

(7) Includes 11,919,408 shares owned through Hunter's Glen/Ford Ltd. ("Hunter's Glen"); 1,793,446 shares owned through Turtle Creek Revocable Trust ("Turtle Creek Trust"); and 1,960,365 shares owned by Jeremy B. Ford, Mr. Ford's son. Because Mr. Ford is one of two general partners of Hunter's Glen and the sole stockholder of Ford Diamond Corporation, a Texas corporation and the other general partner of Hunter's Glen, Mr. Ford is considered the beneficial owner of the shares that Hunter's Glen owns. Since Mr. Ford is trustee of Turtle Creek Trust, Mr. Ford is considered the beneficial owner of the shares that Turtle Creek Trust owns. Address: 200 Crescent Court, Suite 1365, Dallas, Texas 75201.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our directors and officers and persons who own more than 10% of our common stock to timely file with us and the SEC initial reports of ownership and reports of changes in ownership. Based solely upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and officers complied during fiscal 2007 with their reporting requirements.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that outline the composition, operations and responsibilities of the Board of Directors. The Guidelines require that at least a majority of the members of the Board must be independent, as defined by applicable law and the standards of The New York Stock Exchange. The Board has determined that each of Messrs. Bobbitt, Cash, Nichols, Olson and Shipp are "independent" within the meaning of the rules of The New York Stock Exchange as currently in effect. The Guidelines also require that all of the members of the committees of the Board must be independent. A copy of our Corporate Governance Guidelines may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Corporate Governance Guidelines to any stockholder who requests a copy by delivering written notice to Thomas M. Harrison, Jr., Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

The non-management members of the Board of Directors meet regularly in executive sessions. The Chairman of the Board of Directors presides over executive sessions of the non-management directors. Stockholders and all other interested parties may send communications to the Chairman of the Board of Directors or to any of the non-management directors at 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics which outlines the principles, policies and laws that govern our activities and establishes guidelines for professional conduct in the workplace. The Code of Business Conduct and Ethics includes provisions relating to ethical conduct, conflicts of interest, compliance with law and internal reporting of violations of the code. The Code of Business Conduct and Ethics applies to directors as well as executive officers and other employees. Every employee is required to read and certify annually that he or she has read and understands, and will comply with, the code. A copy of our Code of Business Conduct and Ethics may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Code of Business Conduct and Ethics to any stockholder who requests a copy by delivering written notice to Thomas M. Harrison, Jr., Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203. We intend to disclose amendments to or waivers from the Code of Business Conduct and Ethics for the benefit of our executive officers or directors, if any, on our web site at www.firstacceptancecorp.com.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors is comprised of nine members. The Board of Directors has nominated and recommends to the stockholders Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Gerald J. Ford, Stephen J. Harrison, Thomas M. Harrison, Jr., Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr. for election to serve as directors until our next annual meeting of stockholders and until such time as their respective successors are duly elected and qualified. Each of the director nominees is currently a director and was elected by the stockholders at our 2006 annual meeting of stockholders.

If any of the nominees should become unable to accept election, the persons named in the proxy may vote for such other person or persons as may be designated by the Board of Directors. Management has no reason to believe that any of the nominees named above will be unable to serve.

Certain information with respect to the nominees for election as directors is set forth below.

Rhodes R. Bobbitt, 62, has served as a director of the Company since August 2004. From February 1987 until his retirement in June 2004, Mr. Bobbitt served as managing director and Dallas regional office manager of the Private Client Service Group – Credit Suisse First Boston and its predecessor, Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette, Mr. Bobbitt was vice president of security sales in the Dallas office of Goldman Sachs & Co. Mr. Bobbitt is a director of Hilltop Holdings, Inc. (formerly Affordable Residential Communities Inc.).

Harvey B. Cash, 68, has served as a director of the Company since November 1996. Mr. Cash has been a general partner of InterWest Partners, a venture capital fund, since 1986. Mr. Cash is a director of Silicon Laboratories, i2 Technologies, Inc., Ciena Corporation, Staktek Holdings, Inc. and Argonaut Group, Inc.

Donald J. Edwards, 41, has served as a director of the Company since July 2002. Mr. Edwards currently is the managing principal for Flexpoint Partners, LLC, a Chicago-based private equity firm, and served as our President and Chief Executive Officer from July 2002 through April 2004. Prior to July 2002, Mr. Edwards served as a Principal in GTCR Golder Rauner, a Chicago-based private equity firm, for over five years.

Gerald J. Ford, 63, has been Chairman of the Board of Directors and a director of the Company since its formation in August 1996. Mr. Ford served as our Chief Executive Officer from our formation until July 2002. He currently is a private investor, and serves as Chairman of the Board of Trustees of Southern Methodist University and as a trustee of Southwestern Medical Foundation. Mr. Ford was the Chairman of the Board, Chief Executive Officer and a director of Golden State Bancorp Inc., a holding company whose primary asset was its indirect ownership of California Federal Bank, from September 1998 through November 2002. Mr. Ford is a director of Freeport-McMoRan Copper & Gold, McMoRan Exploration Co., Scientific Games Corporation and Hilltop Holdings, Inc. (formerly Affordable Residential Communities Inc.).

Stephen J. Harrison, 55, has served as President and Chief Executive Officer and a director of the Company since April 2004. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor of USAuto Holdings, Inc. ("USAuto Holdings"), which we acquired in April 2004, and served as President and Chief Executive Officer of USAuto Holdings since its inception. Mr. Harrison has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., who is Executive Vice President, Secretary and a director of the Company.

Thomas M. Harrison, Jr., 57, has served as Executive Vice President, Secretary and a director of the Company since April 2004. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor to USAuto Holdings, which we acquired in April 2004, and has served as Vice President and Secretary of USAuto Holdings since its inception. He has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1976 to 1995, Mr. Harrison served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. Mr. Harrison is the brother of Stephen J. Harrison, who is President, Chief Executive Officer and a director of the Company.

Tom C. Nichols, 60, has served as a director of the Company since November 2005. Mr. Nichols has been President and a director of First United Bancorp and Chairman, President and Chief Executive Officer of State National Bancshares, Fort Worth since October 1996. Mr. Nichols previously served as President of Ford Bank Group and First United Bancshares, a multibank holding company. Mr. Nichols is a director of United New Mexico Financial.

Lyndon L. Olson, Jr., 60, has served as a director of the Company since August 2004. Mr. Olson has served as a senior advisor to Citigroup, Inc., serving as a consultant to senior management, since 2001. Mr. Olson served as United States Ambassador to Sweden from 1998 until 2001. From 1990 to 1998, Mr. Olson served with Citigroup as President and Chief Executive Officer of Travelers Insurance Holdings and the Associated Madison Companies. Prior to joining Citigroup, Mr. Olson served as President of the National Group Corporation and Chief Executive Officer of its National Group Insurance Company.

William A. Shipp, Jr., 55, has served as a director of the Company since August 2004. Mr. Shipp has been principal of W.A. Shipp, Jr. & Co., a financial advisory firm, since July 1995 and has served as Treasurer/Secretary of the Jack C. Massey Foundation since July 1999. From December 1983 to June 1995, Mr. Shipp served as Vice President of Massey Investment Company. Prior to joining Massey Investment Company, Mr. Shipp worked for more than eight years in various audit and tax capacities for Ernst & Young. Mr. Shipp is a certified public accountant.

Required Vote; Recommendation of the Board

The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the meeting is required for the election of directors. Abstentions and broker nonvotes will be counted in determining whether there is a quorum, but will not be voted with respect to the proposal. Therefore, so long as a quorum has been established, abstentions and broker nonvotes will have no effect on whether this proposal is approved.

The Board of Directors recommends that you vote FOR each of the nominees.

How Are Our Directors Compensated?

Each non-employee director receives an annual retainer of $20,000, payable in equal, quarterly installments in arrears. The Chairman of the Audit Committee of the Board of Directors receives an additional annual retainer of $5,000, payable in equal, quarterly installments in arrears. Non-employee directors also receive a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each board committee meeting attended. In addition, non-employee directors other than Messrs. Ford and Edwards receive an award pursuant to our 2002 Long Term Incentive Plan of 1,000 shares of restricted stock on the date of each annual meeting of our stockholders. The restricted stock is subject to forfeiture if the director ceases to serve as a director of the Company during the period of six months following the date of the award, subject to certain exceptions.

The following table summarizes information with respect to the compensation paid to the members of our board in fiscal 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Rhodes R. Bobbitt	40,000	10,660	50,660
Harvey B. Cash	31,000	10,660	41,660
Donald J. Edwards	31,000	--	31,000
Gerald J. Ford	28,000	--	28,000
Thomas C. Nichols	36,000	10,660	46,660
Lyndon L. Olson, Jr.	29,000	10,660	39,660
William A. Shipp, Jr.	45,000	10,660	55,660

(1) Represents the proportionate amount of the total value of stock awards to directors recognized as an expense during fiscal 2007 for financial accounting purposes under Statement of Financial Accounting Standards No. 123 (Revised), *Share Based Payment* ("FAS 123R") in fiscal 2007, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. Compensation expense is equal to the grant date fair value of the stock awards using the actual closing price for the Company's Common Stock on the NYSE (New York Stock Exchange) as of the date of grant. The non-employee directors (excluding Mr. Edwards and Mr. Ford) were granted 1,000 shares of restricted stock on November 9, 2006 pursuant to our 2002 Long Term Incentive Plan. As of June 30, 2007, non-employee directors held outstanding stock awards for the following number of shares of our common stock: Mr. Bobbitt, 2,000; Mr. Cash, 2,000; Mr. Nichols, 2,000; Mr. Olson, 2,000; and Mr. Shipp, 2,000.

What Committees Has the Board Established?

The Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees. A copy of the charter for each committee may be found on the corporate governance page of our website at www.firstacceptancecorp.com and is available to any stockholder who requests a copy by delivering written notice to Thomas M. Harrison, Jr., Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

Audit Committee. The principal functions of the Audit Committee are (i) to oversee our accounting and financial reporting processes and audits of our financial statements; (ii) to engage or discharge our independent auditors; (iii) to review the nature and scope of the audit, including, but not limited to, a determination of the effectiveness of the audit effort through meetings held at least annually with independent auditors, and a determination through discussion with the auditors that no unreasonable restrictions were placed on the scope or implementation of their examinations; (iv) to oversee and review the independence, qualifications and performance of the auditors; (v) to pre-approve all auditing and non-auditing services to be provided by our independent auditors; (vi) to review our financial statements and disclosures in our periodic reports with management and our independent auditors; (vii) to review our policies with respect to risk assessment, risk management and the quality and adequacy of our internal controls and processes through discussions with and reports from our independent auditors and management; (viii) to establish procedures for handling any complaints relating to accounting, internal controls or auditing matters and to ensure that such complaints are treated confidentially and anonymously; (ix) to review material changes in accounting and reporting principles and practices and discuss with management and outside auditors the selection, application and disclosure of critical accounting policies and practices used in our financial statements; (x) to retain, at our expense, outside counsel, auditors or other experts, consultants or advisors as it deems necessary or appropriate in the performance of its duties; and (xi) to report to the full Board of Directors on the results of its reviews. The Audit Committee operates under a written charter adopted by the full Board of Directors. Members of the Audit Committee are Messrs. Bobbitt, Nichols and Shipp, all of whom are independent directors. Mr. Shipp is an audit committee financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. During fiscal 2007, the Audit Committee met seven times.

Compensation Committee. The functions of the Compensation Committee include reviewing and approving the Company's compensation policies, the compensation arrangements for senior management and directors, the compensation and benefit plans in which officers and directors are eligible to participate, and awards under (and otherwise administering) such plans. The Compensation Committee operates under a written charter adopted by the full Board of Directors. Members of the Compensation Committee are Messrs. Cash, Nichols and Olson, all of whom are independent directors. During fiscal 2007, the Compensation Committee met one time.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for identifying qualified individuals to serve as directors; reviewing the qualifications of incumbent directors and those candidates proposed by a director, executive officer or stockholder; making recommendations to the full Board of Directors regarding such candidates; recommending the candidates that will serve on the various committees of the Board; reviewing Board composition; and reviewing the management succession plan of the Company.

When determining whether to nominate a current director to be reelected as a director, the Nominating and Corporate Governance Committee must review the performance of the director during the prior year using performance criteria established by the Nominating and Corporate Governance Committee which, at a minimum, shall include:

- attendance at Board and Committee meetings;
- preparedness for Board and Committee meetings;
- quality of objectivity in exercising business judgment;
- participation at Board and Committee meetings; and
- candor toward other directors, management and professionals retained by the Company.

The Nominating and Corporate Governance Committee has no specifically defined process for identifying and evaluating nominees, but it seeks to identify potential candidates for membership on the Board through conversations with members of the Board, senior management and other constituencies. The Nominating and Corporate Governance Committee may from time to time engage a third party to identify or evaluate or assist in identifying or evaluating potential nominees. The Nominating and Corporate Governance Committee is also responsible for reviewing the qualifications and performance of incumbent directors to determine whether to recommend them to the Board of Directors as nominees for re-election.

The Nominating and Corporate Governance Committee also considers nominees proposed by our stockholders in accordance with the provisions contained in our bylaws and certificate of incorporation. Nominations made by stockholders must be made by written notice setting forth the information required by our bylaws and certificate of incorporation received by the secretary of the Company at least 60 days in advance of the annual meeting of stockholders, or (if later) within ten days after the first public notice of that meeting is sent to stockholders. Stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

In addition, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending corporate governance policies for the Company; reviewing potential director conflicts of interest; evaluating Board performance, including the effectiveness of current Board policies and practices; and reviewing any regulatory requirements relating to the continuing education of directors. The Nominating and Corporate Governance Committee operates under a written charter adopted by the full Board of Directors. Members of the Nominating and Corporate Governance Committee are Messrs. Bobbitt, Cash and Shipp, all of whom are independent directors. During fiscal 2007, the Nominating and Corporate Governance Committee met two times.

How Often Did the Board Meet During Fiscal 2007?

The Board of Directors met four times during fiscal 2007. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of the committees on which the director served. All of the directors attended our 2006 annual meeting of stockholders.

How Do I Communicate with the Board?

Stockholders and all other interested parties can send communications to the Board of Directors and, if applicable, to specified individual directors c/o First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203. All stockholder communications will be forwarded directly to the Board of Directors or, if applicable, to specified individual directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Related Party Transaction Policy, our Audit Committee is responsible for reviewing and approving the terms and conditions of all transactions involving the Company and our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates. The Audit Committee considers all relevant information and facts available to the Audit Committee regarding a related party transaction, and takes into account factors that it deems to be appropriate, including, without limitation, whether the transaction is on terms no less favorable to the Company than could be obtained from unaffiliated third parties and whether the transaction is reasonably expected to benefit the Company. Approval of the Audit Committee is not required for compensation paid to any director of the Company for services rendered to the Company in his or her capacity as a director if the compensation is required to be disclosed in the Company's proxy statement pursuant to applicable SEC rules. The Audit Committee is also not required to approve any compensation paid to an executive officer of the Company if the compensation is required to be reported in the Company's proxy statement pursuant to applicable SEC rules or if the executive officer is not an immediate family member of another executive officer or director of the Company, the compensation would be required to be included in the Company's proxy statement if the executive officer was a named executive officer and the Company's Compensation Committee approved such compensation.

Donald J. Edwards, our former President and Chief Executive Officer and a current director, was terminated as our President and Chief Executive Officer on April 30, 2004. In connection with Mr. Edwards' separation from the Company, we entered into a Separation Agreement with Mr. Edwards. Pursuant to the terms of the Separation Agreement, we agreed to provide Mr. Edwards and his family with medical and dental insurance coverage through July 1, 2007 on terms consistent with the insurance provided to our other senior executives. We also agreed to reimburse Flexpoint Partners, LLC, an entity controlled by Mr. Edwards, for all expenses incurred by Flexpoint Partners pursuant to the lease for its office space located in Chicago, Illinois. The lease expires on August 31, 2009. During the 2007 fiscal year, we paid Mr. Edwards and Flexpoint Partners an aggregate of $225,034 pursuant to the Separation Agreement.

Effective May 1, 2004, we entered into an Advisory Services Agreement with Flexpoint Partners pursuant to which Flexpoint Partners renders advisory services to us in connection with financings, mergers and acquisitions and other related matters. Pursuant to the Advisory Services Agreement, we pay Flexpoint Partners a quarterly fee of $62,500 and reimburse it for its reasonable expenses incurred in connection with providing those advisory services. The Advisory Services Agreement expires on April 30, 2008. The Advisory Services Agreement may be terminated by us if Flexpoint Partners fails or refuses to perform its services pursuant to the agreement, does any act, or fails to do any act, which results in an indictment for or conviction of a felony or other similarly serious offense or upon the written agreement of Flexpoint Partners. Flexpoint Partners may terminate the agreement upon our written consent or if we are in material breach of our obligations thereunder. During the 2007 fiscal year, we paid Flexpoint Partners advisory services fees of $250,000 and reimbursed it for $32,134 of expenses pursuant to the Advisory Services Agreement.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three directors who are independent directors as defined under the applicable rules of The New York Stock Exchange. The Audit Committee operates under a written charter adopted by the full Board of Directors. The Audit Committee's responsibilities include oversight of our independent auditors and internal audit function, as well as oversight of our financial reporting process on behalf of the full Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. Our independent auditors are responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

In this context, for fiscal 2007, the Audit Committee reviewed and discussed with management and the independent auditors the audited financial statements. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed a report on the effectiveness of our internal control over financial reporting and "Management's Annual Report on Internal Control over Financial Reporting" and Ernst and Young's "Report of Independent Registered Public Accounting Firm," which are included in our Annual Report on Form 10-K for the year ended June 30, 2007.

The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) (AICPA, Professional Standards, Vol. 1, AU Section 380). In addition, the Audit Committee received from the independent auditors the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with them their independence from the Company and its management. The Audit Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the full Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC.

THE AUDIT COMMITTEE
Rhodes R. Bobbitt
Tom C. Nichols
William A. Shipp, Jr.

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Harvey B. Cash
Tom C. Nichols
Lyndon L. Olson

Compensation Discussion and Analysis

Overview of Compensation Process. The Compensation Committee of our Board of Directors is responsible for establishing the compensation arrangements for our employees, including our executive officers, and reviewing and making recommendations to the full Board of Directors regarding non-employee director compensation. The Compensation Committee is also responsible for the administration of our stock incentive plans and other compensation plans in which our employees participate. It is the responsibility of the Compensation Committee to determine whether, in its judgment, our executive compensation policies are reasonable and appropriate, meet the stated objectives of those policies and effectively serve our best interests and the best interests of our stockholders. Each member of the Compensation Committee is an "independent director" as defined under the applicable rules of The New York Stock Exchange and our Corporate Governance Guidelines, a "non-employee director" as defined in Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, and an "outside director" for the purposes of the Internal Revenue Code of 1986, in each case as determined by our Board of Directors.

The Compensation Committee reviews our compensation policies on an annual basis and the compensation of individual executives is reviewed annually in light of the compensation policies for that year. In setting and reviewing executive compensation, in addition to corporate performance, the Compensation Committee believes it is appropriate to consider the level of experience and responsibilities of each executive, as well as the personal contributions a particular individual may make to the success of the corporate enterprise. No relative weight is assigned to quantitative or qualitative factors considered by the Compensation Committee in reaching its decisions. The Company did not engage a compensation consultant, or engage in benchmarking of component companies, in determining the compensation of its executive officers during fiscal 2007.

Role of Executive Officers in Compensation Decisions. The Compensation Committee makes all decisions regarding the compensation of our executive officers. The Compensation Committee annually evaluates the performance of our executive officers, and our chief executive officer provides the Compensation Committee with his assessment of the performance of our executive officers other than himself. Decisions regarding the compensation of employees other than our executive officers are made by our chief executive officer in consultation with other members of management.

What Is Our Philosophy of Executive Officer Compensation?

The Compensation Committee believes that the primary objectives of our executive compensation policies should be:

- To attract and retain talented executives by providing compensation that is, overall, competitive with the compensation provided to executives at companies of comparable position in our industry, while maintaining compensation within levels that are consistent with our annual budget, financial objectives and operating performance;

- To provide appropriate incentives for executives to work toward the achievement of our annual financial performance and business goals based on our annual budget; and

- To more closely align the interests of executives with those of stockholders and the long-term interests of the company by providing long-term incentive compensation in the form of stock options or other equity-based long-term incentive compensation.

The Compensation Committee is committed to a strong link between our financial and strategic objectives and our compensation and benefit practices. It is the Committee's objective to have a substantial portion of each executive officer's compensation contingent upon our performance, as well as upon his or her individual performance. Accordingly, the Compensation Committee's compensation philosophy for an executive officer emphasizes an overall analysis of the executive's performance for the prior year, his or her projected role and responsibilities, required impact on execution of our strategy, total cash and equity compensation internally, and other factors the Compensation Committee deems appropriate.

Elements of 2007 Executive Compensation. For the fiscal year ended June 30, 2007, the principal components of compensation for our executive officers were:

Base Salary. We provide executive officers with base salaries to compensate them for services provided during the year. The base salaries of Stephen J. Harrison, Edward L. Pierce, Thomas M. Harrison, Jr., and Kevin P. Cohn are established by the terms of employment agreements between the Company and those executives. These employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee shall determine to be appropriate. The base salaries of our other executive officers are determined by the Compensation Committee in its discretion. The Compensation Committee generally reviews the base salaries of our executive officers on an annual basis. In determining whether an increase in base compensation for the executive officers is appropriate, the Compensation Committee considers the performance of the Company and the executive officer during the prior year, the executive officers' level of base salary relative to other executive officers of the Company, and the recommendations of the chief executive officer. Based upon these factors, the Compensation Committee approved base salaries for our executive officers for fiscal 2007 and 2006 as follows:

Name	2007 Base Salary ($)	2006 Base Salary ($)
Stephen J. Harrison	500,000	500,000
Edward L. Pierce	300,000	N/A
Thomas M. Harrison, Jr.	300,000	300,000
Kevin P. Cohn	200,000	N/A
William R. Pentecost	200,000	191,650
Randy L. Reed	205,000	175,000
Michael J. Bodayle	175,000	164,300

The Compensation Committee has not approved any increases in base salaries for fiscal 2008.

Cash Bonus. The Compensation Committee considers that compensation should be linked primarily to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee relies on cash bonuses awarded to executive officers. Pursuant to the terms of their employment agreements, Stephen J. Harrison and Thomas M. Harrison, Jr. are entitled to annual bonuses equal to up to 100% and 50%, respectively, of their annual salary. Pursuant to the terms of their employment agreements, Edward L. Pierce and Kevin P. Cohn are entitled to receive an annual bonus of up to $200,000 and $100,000, respectively, provided that the annual bonus will be no less than $100,000 and $50,000, respectively, for fiscal 2007 and $50,000 and $25,000, respectively, for fiscal 2008. They may receive an additional bonus at the discretion of the Compensation Committee. Bonuses for other executive officers are determined by the Compensation Committee in its discretion. Actual bonuses paid for fiscal 2007 are reflected in the Summary Compensation Table.

Stock Options. Stock options are the principal vehicle for payment of long-term compensation for our executive officers. The Compensation Committee believes long-term stock-based incentive compensation should be structured so as to closely align the interests of the executive officers with the interests of our stockholders and, in particular, to provide limited or no value to the executive officers in the event that our stock price fails to increase over time. All stock options are granted pursuant to incentive plans approved by our stockholders. The Compensation Committee determines the award of stock option grants to the executive officers and takes into account the recommendations of the chief executive officer prior to approving annual awards of long-term stock-based incentive compensation. These stock options are granted in part to reward the senior executives for their long-term strategic management of the Company, and to motivate the executives to improve stockholder value. During fiscal 2007, the Compensation Committee awarded options to purchase an aggregate of 635,000 shares of common stock to executive officers and certain key employees.

401(k) Plan. The Company maintains a 401(k) plan that provides for a matching contribution by the Company of 100% of the participant's voluntary salary contributions of the first 3% of the participant's salary contributed by the participant, plus 50% of the next 2% of salary, up to the maximum voluntary salary contribution established by the U.S. Department of Labor.

Perquisites and Other Benefits. The Company does not generally provide material perquisites that are not, in the Compensation Committee's view, integrally and directly related to the executive officers' duties. Our executive officers also participate in other broad-based benefit programs that are generally available to our salaried employees, including health, dental and life insurance programs.

Benefits Upon Termination of Employment. We have employment agreements with certain of our executive officers. These agreements generally provide that if the executive is terminated without cause or resigns for good reason (as defined in the employment agreements), the executive will receive certain severance payments and benefits. The Compensation Committee believes that the severance provisions contained in the employment agreements are an important element in attracting and retaining executive officers. See "Potential Payments Upon Termination or Change in Control" for information with respect to potential payments and benefits under these employment agreements and our other compensation arrangements upon the termination of our executive officers.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1986, enacted as part of the Omnibus Budget Reconciliation Act of 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer and the four other most highly compensated executive officers. Under Internal Revenue Service regulations, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee does not believe that any of the executive compensation arrangements for fiscal 2007 will result in the loss of a tax deduction pursuant to Section 162(m). The Compensation Committee expects to continue to monitor the application of Section 162(m) to executive compensation and will take appropriate action if it is warranted in the future. We operate our compensation programs with the intention of complying with Section 409A of the Code.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, the Compensation Committee of the Board of Directors was composed of Harvey B. Cash, Tom C. Nichols and Lyndon L. Olson, Jr. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among our executive officers, members of the Compensation Committee or entities whose executives serve on the Board of Directors or the Compensation Committee that require disclosure under applicable SEC regulations.

Summary Compensation Table

The following table sets forth compensation for fiscal 2007 earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly paid executive officers who were serving as executive officers on June 30, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (5)	All Other Compensation ($)	Total ($)
Stephen J. Harrison President and Chief Executive Officer	2007	500,000	--	73,806	9,146 (6)	582,952
Edward L. Pierce Executive Vice President and Chief Financial Officer	2007	269,423 (1)	285,838 (3)	317,544	62,007 (7)	934,812
Thomas M. Harrison, Jr. Executive Vice President and Secretary	2007	300,000	--	73,806	7,438 (6)	381,244
Kevin P. Cohn Vice President, Chief Accounting Officer and Corporate Controller	2007	145,513 (2)	125,000 (4)	108,648	117,876 (8)	497,037
William R. Pentecost Chief Information Officer	2007	197,912	--	98,225	8,783 (6)	304,920

(1) Represents the prorated portion of Mr. Pierce's annual base salary of $300,000 as provided in his September 2006 employment agreement. Mr. Pierce's employment with the Company commenced on September 13, 2006.

(2) Represents the prorated portion of Mr. Cohn's annual base salary of $200,000 as provided in his October 2006 employment agreement. Mr. Cohn's employment with the Company commenced on October 9, 2006.

(3) Represents a bonus earned during fiscal 2007 and a special one-time, non-recurring signing bonus of $185,838 paid in connection with Mr. Pierce's September 2006 employment agreement.

(4) Represents a bonus earned during fiscal 2007 and a special one-time, non-recurring signing bonus of $75,000 received in connection with Mr. Cohn's October 2006 employment agreement.

(5) Represents the proportionate amount of the total value of option awards to named executive officers recognized as an expense during fiscal 2007 for financial accounting purposes under FAS 123R, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. See Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended June 30, 2007 for the assumptions made in determining FAS 123R values. Compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model as amortized over the service period. See Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended June 30, 2007 for the assumptions made in determining option values.

(6) Represents the matching amounts paid under our 401(k) Plan to Mr. Stephen J. Harrison of $9,146, Mr. Thomas M. Harrison, Jr. of $7,438, and Mr. Pentecost of $8,783.

(7) Reflects relocation expenses of $62,007.

(8) Reflects expenses of $117,876, which includes $50,266 attributable to the loss incurred by the Company from the purchase and sale of Mr. Cohn's home in Houston, Texas, $44,734 related to other normal and customary closing costs and $22,876 of relocation expenses.

Grants of Plan-Based Awards

The following table sets forth information concerning each grant of an equity or non-equity award made to a named executive officer in fiscal 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Shares Underlying Options ($) (2)	Exercise or Base Price of Option Awards ($/sh (3)	Grant Date Fair Value of Option Awards ($) (4)
Stephen J. Harrison	--	–	--	500,000	–	–	–
Edward L. Pierce	--	–	–	200,000	–	--	–
	9/13/06			–	250,000	11.81	1,596,300
Thomas M. Harrison, Jr.	–	–	–	150,000	–	–	–
Kevin P. Cohn		–	–	100,000	--	--	–
	10/9/06			–	100,000	11.13	598,770
William R. Pentecost	9/13/06	–	–	–	50,000	11.81	319,260

(1) Represents the maximum limit of payout awards for fiscal 2007 for each of these executive officers pursuant to the terms of the respective executive officer employment agreement. Actual award payouts earned in fiscal 2007 and paid in fiscal 2008 are shown within the "Bonus" column in the Summary Compensation Table.

(2) All amounts reported in this column represent options granted during fiscal 2007 under our 2002 Long Term Incentive Plan. Options generally vest in equal installments over a four or five year period on each anniversary of the grant date. Options will become fully exercisable in certain circumstances, including any termination of employment for Mr. Pierce, as described within the "Potential Payments Upon Termination or Change in Control" section. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(3) In accordance with the terms of our 2002 Long Term Incentive Plan, the exercise price of stock options we grant has consistently been set at 100 percent of the closing market price of our Common Stock on the date of grant.

(4) Represents the grant date fair value of options granted using the Black-Scholes option pricing model consistent with those values used under FAS 123R. The assumptions made in determining option values are disclosed in Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended June 30, 2007.

Employment Agreements

We have employment agreements with each of Messrs. Stephen J. Harrison, Pierce, Thomas M. Harrison, Jr., and Cohn. The employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee determines to be appropriate. The employment agreements provide that the Company will employ the executive until the executive's termination of employment with the Company. In the event the executive's employment with the Company is terminated for any reason, including termination by the Company for or without cause, resignation by the execution for or without good reason, or the executive's death or disability, he will be entitled to receive his accrued but unpaid base salary, bonus and vacation pay through the effective date of termination, and unreimbursed employment-related expenses. In the event the executive's employment with the Company is terminated by the Company for "cause" (as defined under "Potential Payments Upon Termination or Change-in-Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the executive without "good reason" (as defined under "Potential Payments Upon Termination or Change-in-Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the Company without cause, by the executive for good reason, or as the result of death or disability or in connection with a change-in-control, the employment agreement provides that the executive will be entitled to severance payments and benefits as described below under "Potential Payments Upon Termination or Change-in-Control." Payment of the severance payments and benefits generally is conditioned upon the executive's compliance with other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding stock options held by named executive officers at June 30, 2007.

	Stock Options				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Stephen J. Harrison	63,342	36,658	(1)	6.64	4/30/14
Edward L. Pierce	–	250,000	(2)	11.81	9/13/16
Thomas M. Harrison, Jr.	63,342	36,658	(1)	6.64	4/30/14
Kevin P. Cohn	--	100,000	(2)	11.13	10/9/16
William R. Pentecost	20,000	30,000	(3)	8.13	10/27/14
	--	50,000	(3)	11.81	9/13/16

(1) Mr. Stephen J. Harrison and Mr. Thomas M. Harrison, Jr. were each granted 100,000 stock options on April 30, 2004. These stock options provide for a 20% vest on the first anniversary date of the grant with the balance of stock options vesting in equal 1.667% monthly installments over a four-year period.

(2) Mr. Pierce was granted 250,000 stock options on September 13, 2006 and Mr. Cohn was granted 100,000 stock options on October 9, 2006. The stock options of Mr. Pierce and Mr. Cohn vest in equal 25% installments over a four-year period on the first, second, third and fourth anniversaries of the grant date.

(3) Mr. Pentecost was granted 50,000 stock options on both October 27, 2004 and September 13, 2006. The stock options of Mr. Pentecost vest in equal 20% installments over a five-year period on the first, second, third, fourth and fifth anniversaries of the grant date.

Option Exercises and Stock Vested

During fiscal 2007, none of our named executive officers exercised any stock options.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of June 30, 2007.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,715,678 (1)	$4.48	3,378,470 (2)
Equity compensation plans not approved by security holders	--	--	--
Total	4,715,678	$4.48	3,378,470

(1) Includes 4,715,678 options outstanding under the 2002 Long Term Incentive Plan.

(2) Includes 3,337,322 shares available for future issuance under the 2002 Long Term Incentive Plan and 41,148 shares available for future issuance under the First Acceptance Corporation Employee Stock Purchase Plan.

Pension Benefits

The Company does not have any pension benefit plan that provides for payments or other benefits following or in connection with the retirement of a named executive officer.

Potential Payments Upon Termination or Change-in-Control

Certain of the Company's named executive officers (Stephen J. Harrison, Thomas M. Harrison, Jr., Edward L. Pierce and Kevin P. Cohn) are subject to written employment agreements that set forth the consideration payable to such named executive officers in connection with the termination of their employment. Payments of these amounts generally are conditioned upon the named executive officer's compliance with the other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment. In addition, the nonqualified stock option agreements to which each of the named executive officers are a party include certain provisions that address the rights of the named executive officers upon termination.

Description of Potential Payments on Termination or Change of Control. The discussion below outlines the amount of compensation payable to each of the named executive officers of the Company listed above in the event of a termination of employment or following a change of control. Except as otherwise noted, the discussion below applies to each of the named executive officers.

Payments Made Upon Any Termination of Employment. Regardless of the manner in which a named executive officer's employment with the Company is terminated, he will be entitled to receive the following amounts:

- accrued but unpaid base salary through the effective date of termination;
- accrued but unpaid bonus owed to the executive as of the date of termination;
- accrued but unpaid vacation pay; and
- unreimbursed employment-related expenses.

Payments Made Upon Termination of a Named Executive Officer for Cause. The Company may terminate each named executive officer for "cause," which is defined as:

- his conviction of a felony or a crime involving moral turpitude;
- his act of dishonesty or fraud that has caused material harm to the Company;
- his willful and continued failure to substantially perform duties and obligations under his employment agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
- his uncured gross negligence or willful misconduct.

If a named executive officer were terminated for cause, he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

Payments Made Upon Resignation of a Named Executive Officer without Good Reason. Each named executive officer may resign at any time. If his resignation were not for "good reason" (as defined below), he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

The term "good reason" is defined under each named executive officer's employment agreement as:

- a reduction in the amount of the executive's compensation in a manner that constitutes a breach of his employment agreement;
- a material uncured breach of the Company's obligations under the employment agreement; or
- an assignment of duties inconsistent with his position, duties, responsibilities and status with the Company, a reduction of his authority, a change in his reporting responsibilities, titles or officers, or removal of him from any such positions (except in connection with the termination of his employment

for cause, resignation of his employment other than for good reason or as a result of his death or disability).

The following also constitutes "good reason" under Messrs. Cohn's and Pierce's employment agreements:

- a requirement that he relocate his place of work to a location more than 50 miles from the Company's current corporate headquarters.

The following also constitute "good reason" under Messrs. Stephen J. Harrison's and Thomas M. Harrison, Jr.'s employment agreements:

- a requirement that he relocate his place of work to a location more than 25 miles from his present place of work;
- a "change of control" (as defined below) of the Company (other than one that he approved or voted in favor of in his capacity as a director and/or stockholder of the Company); or
- removal from the Board other than for cause or is not reelected to the Board at the end of his term of service thereon.

The following also constitutes "good reason" under Mr. Stephen J. Harrison's employment agreement:

- termination of the employment of Mr. Thomas M. Harrison, Jr. without cause or resignation of Mr. Thomas M. Harrison, Jr. for good reason (other than in the case where he approved or voted in favor of the termination of Mr. Thomas M. Harrison, Jr. or the events that constituted good reason in his capacity as a director and/or stockholder of the Company).

The following also constitutes "good reason" under Mr. Thomas M. Harrison, Jr.'s employment agreement:

- termination of the employment of Mr. Stephen J. Harrison without cause or resignation of Mr. Stephen J. Harrison for good reason (other than in the case where he approved or voted in favor of the termination of Mr. Stephen J. Harrison or the events that constituted good reason in his capacity as a director and/or stockholder of the Company).

The term "change of control" is defined under Messrs. Stephen J. Harrison's and Thomas M. Harrison, Jr.'s employment agreements as:

- any sale, transfer or issuance or series of sales, transfers and/or issuances of capital stock of the Company by the Company or any holders thereof (including without limitation, any merger, consolidation or other transaction or series of related transactions having the same effect) which results in any person, entity or group (as such term is used in the Securities Exchange Act of 1934), other than those who hold more than 10% of the Company's common stock as of immediately giving effect to the transactions occurring concurrent with the execution of the employment agreement, owning capital stock of the Company possessing the voting power (under ordinary circumstances) to elect a majority of the Board; or
- any sale or transfer of all or substantially all of the assets of the Company and its subsidiaries in any transaction or series of transactions (other than sales in the ordinary course of business) to any person, entity or group, other than those who hold more than 10% of the Company's common stock as of immediately giving effect to the transactions occurring concurrent with the execution of the employment agreement.

Payments Made Upon Disability of a Named Executive Officer. In the event of a named executive officer's "disability" (defined as executive's incapacitation or other absence from his full-time duties for six consecutive months or for at least 180 days during any 12-month period, in either case as a result of a mental or physical illness or injury), he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above.

In the event of Messrs. Stephen J. Harrison's or Thomas M. Harrison, Jr.'s disability, he would also be entitled to:

- payments during the severance period (as defined below) in an amount equal to 60% of his initial base salary, payable in regular installments, net of any benefits he receives from disability insurance;
- participate during the severance period in all employee benefit programs made generally available to the Company's senior management (other than bonus and incentive compensation plans); and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

The term "severance period" is defined under Messrs. Stephen J. Harrison's and Thomas M. Harrison, Jr.'s employment agreements as the later to occur of the second anniversary of the termination of employment and April 30, 2009.

Payments Made Upon Death of a Named Executive Officer. In the event of a named executive officer's death, his estate would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above.

In the event of Messrs. Stephen J. Harrison's or Thomas M. Harrison, Jr.'s death, his estate would also be entitled to:

- a bonus in the amount equal to the annual bonus he would have been entitled to had he remained an employee for the entire year, multiplied by the number of days in such year prior to the date of death, divided by 365; and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

Payments Made Upon Termination Without Cause or Resignation for Good Reason of Messrs. Pierce or Cohn. In the event of the termination without cause or resignation for good reason of Messrs. Pierce or Cohn, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above;
- a payment equal to the product of his then current base salary, times two, payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change of control" (as defined below) of the Company, then the payment is payable in one lump sum as of the effective date of the change of control);
- participate through the first anniversary of termination or resignation in all employee benefit programs made generally available to the Company's senior management (other than bonus and incentive compensation plans);
- an additional payment for any excise taxes resulting from the foregoing payments if the foregoing payments are made in connection with a change of control of the Company;
- the immediate vesting of 50% of his unvested options granted pursuant to his nonqualified stock option agreement if he is terminated without cause during his first year of employment with the Company; and
- the immediate vesting of 25% of his unvested options granted pursuant to his nonqualified stock option agreement if he is terminated without cause following his first anniversary of employment with the Company.

The term "change of control" is defined under Messrs. Pierce's and Cohn's employment agreements as:

- any consolidation, merger or share exchange of the Company in which the holders of a majority of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor thereto following such transaction;
- any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;
- the approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company;

- the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (a) at July 1, 2002 were directors or (b) become directors after July 1, 2002 and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors on July 1, 2002 or whose election or nomination for election was previously so approved; or
- the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on July 1, 2002;

Provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change of control if the acquiror is (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity; (b) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company; or (c) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Pursuant to the terms of Messrs. Pierce's and Cohn's nonqualified stock option agreements, upon the effective date of a change of control, all unvested options granted to him will immediately become fully vested and exercisable provided that he is employed by (or, if he is a consultant or an outside director, is providing services to) the Company or a subsidiary from the grant date to the effective date of the change of control.

Payments Made Upon Termination Without Cause or Resignation for Good Reason of Messrs. Stephen J. Harrison or Thomas M. Harrison, Jr. In the event of the termination without cause or resignation for good reason of Messrs. Stephen J. Harrison or Thomas M. Harrison, Jr., he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above;
- his base salary, payable in regular installments, for the severance period;
- a lump sum payment for each 12-month period that falls within the severance period, equal to the annual bonus paid to him for the fiscal year immediately preceding the fiscal year in which the termination or resignation occurs;
- participate during the severance period in all employee benefit programs made generally available to the Company's senior management (other than bonus and incentive compensation plans); and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

William Pentecost Nonqualified Stock Option Agreement. Pursuant to Mr. Pentecost's nonqualified stock option agreement, all unvested options granted to him will immediately become fully vested and exercisable upon the effective date of a change of control.

Summary of Potential Payments on Termination or Change of Control. The tables below estimate the potential payments upon termination or resignation of a named executive officer or upon a change of control of the Company for each named executive officer, assuming that the triggering event took place on and as of June 30, 2007.

The following table sets forth the benefits to which each named executive officer is entitled in the event that the Company terminates the named executive officer for cause or the named executive officer resigns without good reason:

Name	Bonus ($) (1)	Additional Severance Payment ($)	Continued Benefit Plan Coverage ($)	Stock Option Acceleration ($)	Total ($)
Stephen J. Harrison	--	--	--	--	--
Edward L. Pierce	150,000	--	--	--	150,000
Thomas S. Harrison, Jr.	--	--	--	--	--
Kevin P. Cohn	75,000	--	--	--	75,000

(1) In the case of Messrs. Pierce and Cohn, includes the receipt of the accrued and unpaid bonuses and future minimum bonus payments as stipulated in their respective employment agreements.

The following table sets forth the benefits to which each named executive officer is entitled in the event that the Company terminates the named executive officer without cause or the named executive officer resigns for good reason:

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Stock Option Acceleration ($) (4)	Total ($)
Stephen J. Harrison	450,000	1,000,000	13,770	135,268	1,599,038
Edward L. Pierce	150,000	600,000	9,835	--	759,835
Thomas S. Harrison, Jr.	200,000	600,000	13,770	135,268	949,038
Kevin P. Cohn	75,000	400,000	9,835	--	484,835

(1) In the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., includes a lump sum payment for each 12-month period that falls within the severance period equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs. In the case of Messrs. Pierce and Cohn, includes the receipt of the accrued and unpaid bonuses and future minimum bonus payments as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., includes the receipt of the then current base salary until the later of April 30, 2009 and the second anniversary of the date of termination of employment. In the case of Messrs. Pierce and Cohn, includes the receipt of the then current base salary times two (2).

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the later of April 30, 2009 and the second anniversary of the date of termination of employment in the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., and for the period of twelve (12) months after the termination date in the case of Messrs. Pierce and Cohn; also includes the continuation of all employee benefit programs generally available to the Company's senior management during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis for each named executive officer are exercisable within twenty-four (24) months following the date of the termination of service (which for purposes of this table is June 30, 2007). Consequently, the amounts represented in this column for Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr. represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $10.33 per share on July 12, 2007, the date of the highest recorded actual sale price for the Company's Common Stock on the NYSE (New York Stock Exchange) through the latest available date during the twenty-four (24) month period. All stock options held by Messrs. Pierce and Cohn that vested were out-of-the-money at all times during the appropriate exercise period and are assumed to have expired unexercised for purposes of the this table.

The following table sets forth the benefits to which each named executive officer is entitled in the event that the Company terminates the named executive officer without cause or the named executive officer resigns for good reason in connection with a change of control of the Company, or in the case of Mr. Pentecost, upon the effective date of a change of control of the Company:

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Stock Option Acceleration ($) (4)	Total ($)
Stephen J. Harrison	450,000	1,000,000	13,770	135,268	1,599,038
Edward L. Pierce	150,000	600,000	9,835	--	759,835
Thomas S. Harrison, Jr.	200,000	600,000	13,770	135,268	949,038
Kevin P. Cohn	75,000	400,000	9,835	--	484,835
William R. Pentecost	--	--	--	66,000	66,000

(1) In the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., includes a bonus payment a lump sum payment for each 12-month period that falls within the severance period equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs. In the case of Messrs. Pierce and Cohn, includes the receipt of the accrued and unpaid bonuses and future minimum bonus payments as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., includes the receipt of the then current base salary until the later of April 30, 2009 and the second anniversary of the date of termination of employment. In the case of Messrs. Pierce and Cohn, includes the receipt of the then current base salary times two (2).

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the later of April 30, 2009 and the second anniversary of the date of termination of employment in the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., and for the period of twelve (12) months after the termination date in the case of Messrs. Pierce and Cohn; also includes the continuation of all employee benefit programs generally available to the Company's senior management during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis for each named executive officer are exercisable within twenty-four (24) months following the date of the termination of service (which for purposes of this table is June 30, 2007). Consequently, the amounts represented in this column for Messrs. Stephen J. Harrison, Thomas M. Harrison, Jr. and Pentecost represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $10.33 per share on July 12, 2007, the date of the highest recorded actual sale price for the Company's Common Stock on the NYSE (New York Stock Exchange) through the latest available date during the twenty-four (24) month period immediately following the date of the termination event. All stock options held by Messrs. Pierce and Cohn and those stock options granted in September 2006 that vested were out-of-the-money at all times during the appropriate exercise period and are assumed to have expired unexercised for purposes of the this table.

The following table sets forth the benefits to which each named executive officer is entitled in the event of a named executive officer's disability:

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Stock Option Acceleration ($) (4)	Total ($)
Stephen J. Harrison	--	300,000	13,770	135,268	449,038
Edward L. Pierce	150,000	--	--	--	150,000
Thomas S. Harrison, Jr.	--	180,000	13,770	135,268	329,038
Kevin P. Cohn	75,000	--	--	--	75,000

(1) In the case of Messrs. Pierce and Cohn, includes the receipt of the accrued and unpaid bonuses and future minimum bonus payments as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., includes the receipt of 60% of their respective initial base salaries, net of any benefits received from disability insurance, as stipulated in their respective employment agreements.

(3) In the case of Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr., represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the later of April 30, 2009 and the second anniversary of the date of termination of employment; also includes the continuation of all employee benefit programs generally available to the Company's senior management during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis for each named executive officer are exercisable within twenty-four (24) months following the date of the termination of service (which for purposes of this table is June 30, 2007). Consequently, the amounts represented in this column for Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr. represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $10.33 per share on July 12, 2007, the date of the highest recorded actual sale price for the Company's Common Stock on the NYSE (New York Stock Exchange) through the latest available date during the twenty-four (24) month period. All stock options held by Messrs. Pierce and Cohn that vested were out-of-the-money at all times during the appropriate exercise period and are assumed to have expired unexercised for purposes of the this table.

The following table sets forth the benefits to which each named executive officer's estate is entitled in the event of a named executive officer's death:

Name	Bonus ($) (1)	Additional Severance Payment ($)	Continued Benefit Plan Coverage ($)	Stock Option Acceleration ($) (2)	Total ($)
Stephen J. Harrison	--	--	--	135,268	135,268
Edward L. Pierce	150,000	--	--	--	150,000
Thomas S. Harrison, Jr.	--	--	--	135,268	135,268
Kevin P. Cohn	75,000	--	--	--	75,000

(1) In the case of Messrs. Pierce and Cohn, includes the receipt of the accrued and unpaid bonuses and future minimum bonus payments as stipulated in their respective employment agreements.

(2) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis for each named executive officer are exercisable within twenty-four (24) months following the date of the termination of service (which for purposes of this table is June 30, 2007). Consequently, the amounts represented in this column for Messrs. Stephen J. Harrison and Thomas M. Harrison, Jr. represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $10.33 per share on July 12, 2007, the date of the highest recorded actual sale price for the Company's Common Stock on the NYSE (New York Stock Exchange) through the latest available date during the twenty-four (24) month period. All stock options held by Messrs. Pierce and Cohn that vested were out-of-the-money at all times during the appropriate exercise period and are assumed to have expired unexercised for purposes of the this table.

The following table sets forth the benefits to which each named executive officer's estate is entitled in the event of a named executive officer's retirement:

Name	Bonus ($) (1)	Additional Severance Payment ($)	Continued Benefit Plan Coverage ($)	Stock Option Acceleration ($)	Total ($)
Stephen J. Harrison	--	--	--	--	--
Edward L. Pierce	150,000	--	--	--	150,000
Thomas S. Harrison, Jr.	--	--	--	--	--
Kevin P. Cohn	75,000	--	--	--	75,000

(1) In the case of Messrs. Pierce and Cohn, includes the receipt of the accrued and unpaid bonuses and future minimum bonus payments as stipulated in their respective employment agreements.

PROPOSAL 2 – APPROVAL OF THE AMENDMENT TO THE FIRST ACCEPTANCE CORORATION EMPLOYEE STOCK PURCHASE PLAN

The Company believes that broad-based ownership of equity interests in the Company by its employees provides a substantial motivation for superior performance by more closely aligning the economic interests of those employees with the overall performance of the Company and the interests of the stockholders of the Company. In order to encourage ownership of the Company's common stock by its employees, the Board of Directors and stockholders of the Company previously approved the First Acceptance Corporation Employee Stock Purchase Plan, which we will refer to as the "plan." As of October 1, 2007, 100,000 shares of common stock were authorized for issuance under the plan and a total of 58,852 shares of common stock had been issued pursuant to the plan, resulting in 41,148 shares of common stock remaining available for issuance under the plan. The Board of Directors has reviewed the plan and determined that, in order to encourage continued participation in the plan by the Company's employees, the Company should amend the plan to increase the number of shares authorized for issuance under the plan from 100,000 shares to 200,000 shares. If approved by the stockholders, the amendment will become effective November 7, 2007.

Summary of the Material Provisions of the Plan, as Amended

The following summary of the material provisions of the plan is qualified in its entirety by reference to the text of the plan, which is attached to this proxy statement as Appendix A.

Participation; Awards under the Plan. Pursuant to the plan, each employee of the Company or a subsidiary of the Company (including executive officers of the Company) having at least six (6) months of continuous service prior to January 1 or July 1 of each year (each a "Commencement Date"), except for employees whose customary employment is 20 hours per week or less or whose customary employment is not for more than five months in any calendar year, is eligible to participate in the plan. Holders of 5% or more of the outstanding shares of common stock are not eligible to participate in the plan. The Company and its subsidiaries currently have approximately 1,030 employees who are eligible to participate in the plan.

Eligible employees may elect to deduct from their compensation an after-tax amount of not less than $25.00 per bi-weekly payroll period (or $25.00 per semi-monthly payroll period) and not more than 15% of their base pay on the Commencement Date for each six-month option period starting on each such Commencement Date (each such six-month period is referred to in the plan as an "Option Period"). The dollar amount deducted is credited to the participant's Contribution Account (as defined in the plan). In addition, a participant who has neither discontinued nor withdrawn his or her contributions during each Option Period is permitted to make one lump sum contribution during each Option Period (except during the last 30 days of the Option Period), as long as the aggregate amount of contributions does not exceed 15% of the participant's base pay on the Commencement Date (expressed as base pay for the applicable payroll period) multiplied by the number of payroll periods during that Option Period.

On the Grant Date (the first trading date of each Option Period), each participant in the plan shall be deemed to receive an option to purchase shares of common stock in accordance with the terms of the plan. On the Exercise Date (the last trading day of each Option Period), the amount deducted from each participant's salary and any additional amounts contributed on a lump-sum basis over the course of the period will be used to purchase shares of common stock at a purchase price (the "Exercise Price") equal to the lesser of (a) 100% of the Closing Market Price of the shares of common stock on the Exercise Date and (b) 100% of the Closing Market Price of the shares of common stock on the Grant Date. On an Exercise Date, all options shall be automatically exercised, except for options which are cancelled when a participant withdraws the balance of his or her Contribution Amount or which are otherwise terminated under the provisions of the plan (such as upon the termination of a participant's employment for any reason except death, disability, or retirement at or after age 65).

Participants' rights under the plan are subject to the following limitations: (i) subject to certain adjustments, the maximum number of shares of common stock which may be purchased by a participant on an Exercise Date is 3,000 shares; (ii) no participant is allowed to purchase, during a calendar year, stock under the plan having a market value in excess of $25,000, as determined on the Grant Date; (iii) no option may be granted to a participant who would own 5% or more of the common stock of the Company immediately after the option is granted and (iv) no participant may assign, transfer or otherwise alienate any rights under the plan or any options granted to him or her thereunder, except by will or the laws of descent and distribution, and such options must be exercised during the participant's lifetime only by him or her.

Upon termination of a participant's employment, the employee shall cease being a participant under the plan, and the balance of the employee's Contribution Account shall be paid to the participant as soon as practical after termination. An option granted to such a participant shall be null and void from the date of termination. Upon the death, retirement or disability of a participant, the participant or his or her legal representative may withdraw the balance in his or her Contribution Account or may use the accumulated balance to purchase stock under the plan. Any remaining money that is insufficient to purchase a whole share is returned to such participant or his or her legal representative. Nothing in the plan is to be construed so as to give an employee the right to be retained in the service of the Company.

Administration. The plan is administered by a Plan Administrator, which Plan Administrator is currently the Compensation Committee of the Board of Directors. The Plan Administrator does not, however, have the discretion to deny the right to participate in the plan to any employee who meets the eligibility criteria.

Adjustments. In the case of a stock split, stock dividend, reclassification, recapitalization, merger, reorganization or other change in the Company's structure affecting the common stock, appropriate adjustments will be made by the Plan Administrator in the number of shares reserved for issuance under the plan and calculation of the Exercise Price.

Amendment. The Board of Directors of the Company has the right to amend or terminate the plan at any time, but cannot make an amendment to increase the number of shares reserved under the plan (except pursuant to certain changes in the capital structure of the Company) without the approval of the Company's stockholders. If the plan is terminated, all options outstanding at the time of termination shall become null and void, and the balance in each participant's Contribution Account shall be paid to that participant.

Certain U.S. Federal Income Tax Consequences

The following is a brief summary of the Federal income tax aspects of awards made under the plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

A holder will not recognize income for Federal tax purposes when shares are purchased. Income may be recognized when a holder disposes of his or her stock. If shares of stock are disposed of before a statutory holding period is met, ordinary income is recognized in an amount equal to the difference between the price paid for the shares and the market value of the shares of the date such shares were purchased. If shares are disposed of after meeting the holding period requirement, the holder receives ordinary taxable income in the calendar year of disposition equal to the excess of the fair market value of such shares of common stock on the day of disposition over the price paid for such shares. In either case, (i) if a holder's disposition is by gift, such holder will have no further income tax consequences and (ii) in the case of a sale of such shares, the difference between the net proceeds on the date of the disposition and the holder's tax basis in such shares (including ordinary income recognized in the disposition) will be taxable as capital gain or loss.

If an employee leaves contributions in the plan to purchase common stock after he or she retires, the tax consequences depend on whether the termination date is within three months of the Exercise Date. If the termination is not more than three months prior to the Exercise Date, the tax consequences are described above. However, if the termination date is more than three months prior to the Exercise Date, the holder is treated as exercising a non-qualified option and is taxed on the Exercise Date on the excess of market value of the stock on that date over the price paid.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter. A properly executed proxy marked "ABSTAIN" with respect to this proposal will have the same effect as a vote against the proposal. Broker nonvotes will not affect this proposal. However, as discussed elsewhere in this proxy statement, both abstentions and broker nonvotes will factor into the determination of the existence of a quorum.

The Board of Directors recommends that you vote FOR approval of the amendment to the First Acceptance Corporation Employee Stock Purchase Plan.

PROPOSAL 3 – RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP to serve as our independent auditors for the current fiscal year, and the stockholders are requested to ratify this appointment. Ernst & Young has served as our independent registered public accounting firm since September 2006. A representative of Ernst & Young is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. Stockholders should recognize that the ratification of the appointment of Ernst & Young does not preclude the Audit Committee from subsequently determining to change independent auditors if the Audit Committee determines such action to be in the best interests of the Company and its stockholders.

KPMG LLP ("KPMG") was previously the principal accountant for the Company. On September 27, 2005, the Audit Committee of the Board of Directors of the Company terminated KPMG's appointment as our independent registered public accounting firm.

In connection with the audit of the fiscal year ended June 30, 2005, and during the subsequent interim period through September 27, 2005, there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

Fees Billed to Us by Ernst & Young LLP During Fiscal 2007 and 2006

Audit Fees. The aggregate audit fees billed by Ernst & Young for the fiscal years ended June 30, 2007, and 2006 were $769,000 and $739,750, respectively. The fees include professional services and expenses for annual audits and quarterly reviews of our financial statements.

Audit-Related Fees. Audit-related fees billed by Ernst & Young for the fiscal years ended June 30, 2007 and 2006 were $20,000 and $0, respectively. These fees related to the audit of the Company's 401(k) plan.

Tax Fees. The aggregate tax fees billed by Ernst & Young for the fiscal year ended June 30, 2007 were $50,000. There were no tax fees billed by Ernst & Young for the fiscal year ended June 30, 2006. The fiscal 2007 fees related to the preparation of fiscal 2006 federal and state income tax returns for the Company.

All Other Fees. No amounts were billed by Ernst & Young during the fiscal years ended June 30, 2007 and 2006 that would be categorized as "All Other Fees."

Audit Committee Pre-Approval Policies and Procedures.

Our Audit Committee has adopted a policy, contained in its Restated Charter, which provides that our Audit Committee must pre-approve all audit and non-audit services provided to the Company by our independent auditors. This policy is administered by our senior management, which reports throughout the year to the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young during fiscal 2007 and 2006.

Auditor Rotation Policies

Ernst & Young maintains partner rotation policies in accordance with the rules promulgated by the SEC. Such rules have required rotation of the lead audit partner after five years of assignment to the engagement.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter. A properly executed proxy marked "ABSTAIN" with respect to this proposal will have the same effect as a vote against the proposal. However, as discussed elsewhere in this proxy statement, both abstentions and broker nonvotes will factor into the determination of the existence of a quorum.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as First Acceptance Corporation's independent auditors.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2008 Annual Meeting. Pursuant to Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals submitted in accordance with applicable rules and regulations for presentation at our next annual meeting and received at our executive offices no later than June 13, 2008 will be considered for inclusion in our proxy statement and form of proxy relating to the 2008 annual meeting.

For other stockholder proposals to be timely (but not considered for inclusion in our proxy statement), a stockholder's notice must be received at our executive offices no later than 60 days before our annual meeting or (if later) ten days after the public notice of that meeting is sent to the stockholders of the Company, and should otherwise comply with the advance notice provisions of our certificate of incorporation. For proposals that are not timely filed, we retain discretion to vote the proxies that we receive. For proposals that are timely filed, we retain discretion to vote the proxies that we receive, provided (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the proponent does not issue a proxy statement.

Proxy Solicitation Costs. The proxies being solicited hereby are being solicited by us. We will bear the cost of soliciting proxies in the enclosed form. Our officers and regular employees may, but without compensation other than their regular compensation, solicit proxies by mail, personal conversations, telephone, telex, facsimile or electronic means. Upon request, we will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of our common stock.

Financial Statements Available. A copy of our 2007 Annual Report to Stockholders containing our Annual Report on Form 10-K for the year ended June 30, 2007 and other information accompanies this proxy statement.

Householding Information. As permitted by the SEC's proxy statement rules, we will deliver only one copy of our 2007 Annual Report to Stockholders or this proxy statement to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the annual report or proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Conversely, stockholders sharing an address who are receiving multiple copies of our annual reports or proxy statements may request delivery of a single copy.

Requests in this regard should be addressed to:

Thomas M. Harrison, Jr.
Secretary
First Acceptance Corporation
3322 West End Ave., Suite 1000
Nashville, TN 37203
(615) 844-2811

APPENDIX A

FIRST AMENDMENT TO FIRST ACCEPTANCE CORPORATION EMPLOYEE STOCK PURCHASE PLAN

Section 6.1 of the Plan is hereby deleted in its entirety and replaced with the following:

6.1 RESERVED SHARES OF STOCK. The Company shall reserve two hundred thousand (200,000) shares of Stock for issuance upon exercise of the options granted under this Plan.

FIRST ACCEPTANCE CORPORATION

Proxy Solicited on Behalf of the Board of Directors of the Company for the Annual Meeting, November 7, 2007

You are encouraged to specify your vote by marking the appropriate box ON THE REVERSE SIDE but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendations which are FOR the election of the named nominees as directors and FOR Proposals 2 and 3. The Proxies cannot vote your shares unless you sign and return this card. This Proxy may be revoked in writing at anytime prior to the voting thereof.



▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Promptly Using the Enclosed Envelope.



Votes must be indicated (x) in Black or Blue Ink.

1. Election of Directors (Proposal No. 1)

FOR all nominees listed below ☐ WITHHOLD AUTHORITY to vote for all nominees listed below ☐ *EXCEPTIONS ☐

Nominees: Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Gerald J. Ford, Stephen J. Harrision, Thomas M. Harrison, Jr., Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr.

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below).

*Exceptions ______________________________

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

	FOR	AGAINST	ABSTAIN
2. To approve an increase in the number of shares authorized for issuance pursuant to the First Acceptance Corporation Employee Stock Purchase Plan.	☐	☐	☐
3. To ratify the election of Ernst & Young LLP as independent auditors for the Company for the fiscal year ending June 30, 2008.	☐	☐	☐

This Proxy, when properly executed, will be voted in the manner directed herein and will authorize the Proxies to take action in their discretion upon other matters that may properly come before the meeting. If no direction is made, the Proxy will be voted in accordance with the recommendations of the Board of Directors. Proxies are authorized to vote upon matters incident to the conduct of the meeting, such as approval of one or more adjournments of the meeting for the purposes of obtaining additional stockholder votes.

Joint owners must each sign. Please sign your name(s) EXACTLY as your name(s) appear(s) on this card. When signing as attorney, trustee, executor, administrator, guardian or corporate officer please give your FULL title. (PLEASE SIGN, DATE, AND MAIL TODAY.)

Date ________ Share Owner sign here ________ Co-Owner sign here ________

FIRST ACCEPTANCE CORPORATION

THIS IS YOUR PROXY

Dear Stockholder:

Your Proxy is being solicited by the Board of Directors of First Acceptance Corporation for the Annual Meeting of Stockholders to be held on November 7, 2007, at 9:30 a.m. local time, at our corporate headquarters which are located at 3322 West End Avenue, Suite 1000, Nashville, Tennessee 37203.

Enclosed with this Proxy is a Proxy Statement containing important information about the matters that you are being asked to approve.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you can be sure your shares are represented at the meeting by promptly returning your completed Proxy card prior to the Annual Meeting.

Please mark the boxes on the Proxy card below to indicate how your shares are to be voted, then sign the card, detach it and return your Proxy card in the enclosed envelope.

Thank you in advance for your prompt consideration of these matters.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

FIRST ACCEPTANCE CORPORATION

P R O X Y

BOARD OF DIRECTORS PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS
AT 9:30 AM, WEDNESDAY, NOVEMBER 7, 2007
FIRST ACCEPTANCE CORPORATION, 3322 WEST END AVENUE, SUITE 1000, NASHVILLE, TENNESSEE 37203

The undersigned hereby constitutes and appoints each of Stephen J. Harrison and Thomas M. Harrison, Jr. his or her true and lawful agents and proxies with full power of substitution in each to represent the undersigned, with all the powers which the undersigned would possess if personally present, and to vote the Common Stock of First Acceptance Corporation held of record by the undersigned on the record date, at the Annual Meeting of Stockholders of First Acceptance Corporation, to be held at First Acceptance Corporation, 3322 West End Avenue, Suite 1000, Nashville, Tennessee 37203, on November 7, 2007, at 9:30 a.m. local time, and at any adjournment or postponement thereof, on all matters coming before said meeting.

ELECTION OF DIRECTORS: To elect each of Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Gerald J. Ford, Stephen J. Harrision, Thomas M. Harrison, Jr., Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr. to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified or their earlier death, resignation or removal from office.

The Board of Directors recommends a vote FOR the election of all nominees for director and FOR Proposals 2 and 3.

(SEE REVERSE SIDE)

FIRST ACCEPTANCE CORPORATION
P.O. BOX 11018
NEW YORK, N.Y. 10203-0018

Stockholder Information

Corporate Address

First Acceptance Corporation
3322 West End Avenue
Suite 1000
Nashville, TN 37203
615.844.2800

Annual Stockholders Meeting

Wednesday, November 7, 2007
First Acceptance Corporation
3322 West End Avenue
Suite 1000
Nashville, TN 37203

Common Stock Data

Common stock is traded on the New York Stock Exchange under the symbol FAC.

Investor Relations

Michael J. Bodayle
615.844.2885
mbodayle@facins.com

Transfer Agent and Registrar

The Bank of New York
1-800-524-4458
1-212-815-3700 *(Outside the U.S. and Canada)*
1-888-269-5221 *(Hearing Impaired - TTY Phone)*
E-Mail Address: shareowners@bankofny.com
Website: https://www.stockbny.com

Address Shareholder Inquiries to:

The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258

Send Certificates for Transfer and Address Changes to:

Receive and Deliver Department
P.O. Box 11002
New York, NY 10286-1002


1st
Acceptance
CORPORATION

3322 West End Avenue
Suite 1000
Nashville, TN 37203
615.844.2800

END